FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Quarterly Financial Information
Companhia Brasileira de Distribuição
March 31, 2012

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Table of Contents

Company Information
Capital Breakdown	1
Cash Dividends	2
Individual Quarterly Financial Information
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	6
Comprehensive Income for the Period	7
Statement of Cash Flows	8
Statement of Changes in Shareholders’ Equity
1/1/2012 to 03/31/2012	9
1/1/2011 to 03/31/2011	10
Statement of Value Added	11
Consolidated Quarterly Financial Information
Balance Sheet - Assets	12
Balance Sheet - Liabilities	13
Statement of Income	15
Comprehensive Income for the Period	16
Statement of Cash Flows	17
Statement of Changes in Shareholders’ Equity
1/1/2012 to 03/31/2012	18
1/1/2011 to 03/31/2011	19
Statement of Value Added	20
Comments on the Company’s Performance	21
Notes to the Quarterly Financial Information	35
Other Information Deemed as Relevant by the Company	148
Independent Auditors’ Report – Unqualified	150

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Company Information / Capital Breakdown

Number of Shares (thousand)	Current Quarter 03/31/2012
Paid in Capital
Common	99,680
Preferred	160,595
Total	260,275
Treasury Shares
Common	0
Preferred	232
Total	232

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Company Information / Cash Dividends

Event	Approval	Type	Date of Payment	Type of Share	Class of Share	Amount per share(Reais/ share)

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Individual Quarterly Financial Information/ Balance Sheet - Assets

R$ (in thousands)

Code	Description	Current Quarter 03/31/2012	Previous Year 12/31/2011
1	Total Assets	17,412,036	17,755,524
1.01	Current Assets	4,785,506	5,557,293
1.01.01	Cash and Cash Equivalents	1,631,411	2,328,783
1.01.03	Accounts Receivable	711,671	831,669
1.01.03.01	Trade Accounts Receivables	672,953	791,538
1.01.03.02	Other Accounts Receivable	38,718	40,131
1.01.04	Inventories	1,918,070	1,914,938
1.01.06	Recoverable Taxes	393,560	413,721
1.01.06.01	Current Recoverable Taxes	393,560	413,721
1.01.07	Prepaid Expenses	113,228	50,404
1.01.08	Other Current Assets	17,566	17,778
1.01.08.03	Other	17,566	17,778
1.02	Noncurrent Assets	12,626,530	12,198,231
1.02.01	Long-Term Assets	2,295,593	1,982,045
1.02.01.03	Accounts Receivable	50,251	46,736
1.02.01.03.02	Other Accounts Receivable	50,251	46,736
1.02.01.06	Deferred Taxes	218,408	225,010
1.02.01.06.01	Deferred Income and Social Contribution Taxes	218,408	225,010
1.02.01.07	Prepaid Expenses	36,461	31,979
1.02.01.08	Receivables from Related Parties	1,428,817	1,143,031
1.02.01.08.02	Receivables from Subsidiaries	1,358,344	1,074,175
1.02.01.08.03	Receivables from Controlling Shareholders	1,171	1,171
1.02.01.08.04	Receivables from Other Related Parties	69,302	67,685
1.02.01.09	Other Noncurrent Assets	561,656	535,289
1.02.01.09.03	Receivables from Securitization Fund	126,109	124,276
1.02.01.09.04	Recoverable Taxes	25,169	24,526
1.02.01.09.05	Escrow Deposits	410,378	386,487
1.02.02	Investments	4,245,006	4,191,683
1.02.02.01	Shareholding Interest	4,245,006	4,191,683
1.02.02.01.02	Interest in Subsidiaries	4,245,006	4,191,683
1.02.03	Property and Equipment	5,150,837	5,074,613
1.02.03.01	In operation	4,816,744	4,747,315
1.02.03.02	Leased	60,904	64,077
1.02.03.03	In Progress	273,189	263,221
1.02.04	Intangible Assets	935,094	949,890
1.02.04.01	Intangible Assets	935,094	949,890
1.02.04.01.02	Intangible Assets	935,094	949,890

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Individual Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 03/31/2012	Previous Year 12/31/2011
2	Total Liabilities	17,412,036	17,755,524
2.01	Current Liabilities	3,829,448	4,249,158
2.01.01	Payroll and Labor Liabilities	243,623	297,300
2.01.01.01	Payroll Liabilities	36,849	43,360
2.01.01.02	Labor Liabilities	206,774	253,940
2.01.02	Trade Accounts Payable	2,005,112	2,526,912
2.01.02.01	Local Trade Accounts Payable	1,979,210	2,498,452
2.01.02.02	Foreign Trade Accounts Payable	25,902	28,460
2.01.03	Payable Taxes and Contributions	64,239	69,102
2.01.03.01	Federal Tax Liabilities	64,239	69,102
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	64,239	69,102
2.01.04	Loans and Financings	963,524	712,678
2.01.04.01	Loans and Financings	387,365	155,034
2.01.04.01.01	In Local Currency	372,743	139,983
2.01.04.01.02	In Foreign Currency	14,622	15,051
2.01.04.02	Debentures	522,958	501,844
2.01.04.03	Financing by Leasing	53,201	55,800
2.01.05	Other Liabilities	453,265	466,995
2.01.05.01	Related Parties	178,339	188,272
2.01.05.01.01	Debts with Associated Companies	6,307	7,900
2.01.05.01.02	Debts with Subsidiaries	156,133	161,772
2.01.05.01.03	Debts with Controlling Shareholders	12,514	15,256
2.01.05.01.04	Debts with Other Related Parties	3,385	3,344
2.01.05.02	Other	274,926	278,723
2.01.05.02.01	Dividends and Interest on Equity Payable	103,386	103,387
2.01.05.02.04	Public Utilities	5,849	2,968
2.01.05.02.05	Rent	24,156	24,929
2.01.05.02.06	Advertising	38,159	29,253
2.01.05.02.07	Transfer to Third Parties	8,460	6,784
2.01.05.02.08	Financing by Purchase of Assets	14,211	14,211
2.01.05.02.09	Other Accounts Payable	80,705	97,191
2.01.06	Provisions	99,685	176,171
2.01.06.02	Other Provisions	99,685	176,171
2.01.06.02.02	Provisions for Restructuring	12,274	12,957
2.01.06.02.05	Taxes Payable by Installments	87,411	163,214
2.02	Noncurrent Liabilities	5,782,019	5,881,093
2.02.01	Loans and Financings	4,296,230	4,429,542
2.02.01.01	Loans and Financings	2,258,050	2,139,680
2.02.01.01.01	In Local Currency	1,549,205	1,449,917
2.02.01.01.02	In Foreign Currency	708,845	689,763
2.02.01.02	Debentures	1,896,339	2,137,518
2.02.01.03	Financing by Leasing	141,841	152,344
2.02.02	Other Liabilities	1,238,480	1,214,629
2.02.02.02	Other	1,238,480	1,214,629
2.02.02.02.03	Taxes Payable by Installments	1,212,269	1,202,667
2.02.02.02.04	Other Accounts Payable	26,211	11,962

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Individual Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 03/31/2012	Previous Year 12/31/2011
2.02.04	Provision for Contingencies	247,309	236,922
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	247,309	236,922
2.02.04.01.01	Tax Provisions	92,896	90,426
2.02.04.01.02	Social security and labor Provisions	79,100	75,543
2.02.04.01.03	Benefits to Employees Provisions	38,900	36,072
2.02.04.01.04	Civil Provisions	36,413	34,881
2.03	Shareholders’ Equity	7,800,569	7,625,273
2.03.01	Paid-in Capital Stock	6,129,920	6,129,405
2.03.02	Capital Reserves	392,128	384,342
2.03.02.02	Special Goodwill Reserve in Merger	238,930	238,930
2.03.02.04	Granted Options	145,800	138,014
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	1,111,929	1,111,526
2.03.04.01	Legal Reserve	248,249	248,249
2.03.04.05	Retention of Profits Reserve	80,550	80,147
2.03.04.10	Expansion Reserve	783,130	783,130
2.03.05	Retained Earnings/ Accumulated Losses	166,592	-

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Individual Quarterly Financial Information /Statement of Income

R$ (in thousands)

Code	Description	YTD Current Year 1/1/2012 to 03/31/2012	YTD Previous Year 1/1/2011 to 03/31/2011
3.01	Gross Revenue from Goods and/or Services	4,568,037	3,858,868
3.02	Cost of Goods Sold and/or Services Sold	(3,379,207)	(2,780,853)
3.03	Gross Profit	1,188,830	1,078,015
3.04	Operating Income/Expenses	(865,575)	(789,364)
3.04.01	Selling Expenses	(682,270)	(610,878)
3.04.02	General and Administrative	(150,157)	(138,769)
3.04.04	Other Operating Expense	(2,255)	(5,278)
3.04.04.01	Income with Permanent Assets	(2,255)	514
3.04.04.02	Other Operating Expenses	-	(5,827)
3.04.04.03	Noncurrent Income	-	35
3.04.05	Other Operating Expenses	(84,081)	(71,099)
3.04.05.01	Depreciation/Amortization	(84,083)	(71,132)
3.04.05.02	Other Operating Expenses	2	33
3.04.06	Equity Pickup	53,188	36,660
3.05	Income before Financial Income and Taxes	323,255	288,651
3.06	Financial Result	(116,495)	(123,774)
3.06.01	Financial Income	82,324	78,040
3.06.02	Financial Expenses	(198,819)	(201,814)
3.07	Earnings before income taxes	206,760	164,877
3.08	Income and Social Contribution Taxes on Income	(40,168)	(32,477)
3.08.01	Current	(33,566)	(889)
3.08.02	Deferred	(6,602)	(31,588)
3.09	Net Income from Continued Operations	166,592	132,400
3.11	Net Income for the Period	166,592	132,400
3.99	Earnings per Share - (Reais/Share)
3.99.01	Earnings Basic per Share
3.99.01.01	ON	0.60000	0.41000
3.99.01.02	PN	0.66000	0.45000
3.99.02	Earnings Diluted per Share
3.99.02.01	ON	0.60000	0.41000
3.99.02.02	PN	0.66000	0.44000

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Individual Quarterly Financial Information / Comprehensive Income for the Period

R$ (in thousands)

Code	Description	YTD Current Year 1/1/2012 to 03/31/2012	YTD Previous Year 1/1/2011 to 03/31/2011
4.01	Net Income for the Period	166,592	132,400
4.03	Comprehensive Income for the Period	166,592	132,400

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Individual Quarterly Financial Information /Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	YTD Current Year 1/1/2012 to 03/31/2012	YTD Previous Year 1/1/2011 to 03/31/2011
6.01	Cash Flow provided by Operating Activities	(528,711)	(435,470)
6.01.01	Cash Generated in the Operations	384,086	300,235
6.01.01.01	Net Income for the Period	166,592	132,400
6.01.01.02	Deferred Income Tax	6,602	31,588
6.01.01.03	Results Disposal of Fixed Assets	2,255	15,152
6.01.01.04	Depreciation/Amortization	84,084	71,132
6.01.01.05	Finance charge	160,270	84,563
6.01.01.06	Adjustment to Present Value	599	(28)
6.01.01.07	Equity Pickup	(53,188)	(36,660)
6.01.01.08	Provision for Contingencies	9,088	9,007
6.01.01.10	Provision for Share-Based Payment	7,784	(6,919)
6.01.02	Changes in Assets and Liabilities	(912,797)	(735,705)
6.01.02.01	Accounts Receivable	117,208	136,151
6.01.02.02	Inventories	(3,132)	(172,648)
6.01.02.03	Recoverable Taxes	18,194	(46,968)
6.01.02.04	Other Assets	(67,094)	(63,674)
6.01.02.05	Related Parties	(307,069)	(387,424)
6.01.02.06	Restricted deposit for legal proceedings	(28,666)	(40,998)
6.01.02.07	Trade accounts payables	(521,799)	(173,162)
6.01.02.08	Payroll Charges	(53,676)	(49,074)
6.01.02.09	Taxes and social contributions payable	4,739	31,430
6.01.02.10	Contingencies	(5,470)	-
6.01.02.11	Other Accounts Payable	(66,032)	30,662
6.02	Cash flow provided by (used in) Investment Activities	(144,443)	47,020
6.02.01	Capital Increase in Subsidiaries	-	211,880
6.02.02	Acquisition of Property and Equipment	(145,471)	(167,309)
6.02.03	Increase Intangible Assets	(197)	2,449
6.02.04	Sales of Property and Equipment	1,225	-
6.03	Net Cash provided by (used in) from Financing Activities	(24,218)	572,865
6.03.01	Capital Increase/Decrease	515	-
6.03.02	Additions	323,716	951,100
6.03.03	Payments	(308,918)	(326,639)
6.03.05	Interest Paid	(39,531)	(51,571)
6.03.06	Payment of Dividends	-	(25)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(697,372)	184,415
6.05.01	Cash and Cash Equivalents at Beginning of Period	2,328,783	1,757,576
6.05.02	Cash and Cash Equivalents at end of Period	1,631,411	1,941,991

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Individual Quarterly Financial Information / Statement of Changes in Shareholders’ Equity  – 01/01/2012 to 03/31/2012

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity
5.01	Opening Balance	6,129,405	384,342	1,111,526	-	-	7,625,273
5.03	Adjusted Opening Balance	6,129,405	384,342	1,111,526	-	-	7,625,273
5.04	Capital Transactions with Partners	515	7,786	-	-	-	8,301
5.04.01	Capital Increases	515	-	-	-	-	515
5.04.03	Recognized Granted Options	-	7,786	-	-	-	7,786
5.05	Total Comprehensive Income	-	-	-	166,592	-	166,592
5.05.01	Net Income for the period	-	-	-	166,592	-	166,592
5.06	Internal Changes of Shareholders’ Equity	-	-	403	-	-	403
5.06.04	Gain/loss in equity interest	-	-	403	-	-	403
5.07	Closing Balance	6,129,920	392,128	1,111,929	166,592	-	7,800,569

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Individual Quarterly Financial Information /Statement of Changes in Shareholders’ Equity  – 01/01/2011 to 03/31/2011

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity
5.01	Opening Balance	5,579,259	463,148	1,056,182	-	-	7,098,589
5.03	Adjusted Opening Balance	5,579,259	463,148	1,056,182	-	-	7,098,589
5.04	Capital Transactions with Partners	527,175	(98,756)	(421,500)	-	-	6,919
5.04.03	Recognized Granted Options	-	6,919	-	-	-	6,919
5.04.08	Reserve Capitalization	527,175	(105,675)	(421,500)	-	-	-
5.05	Total Comprehensive Income	-	-	-	132,400	-	132,400
5.05.01	Net Income for the period	-	-	-	132,400	-	132,400
5.06	Internal Changes of Shareholders’ Equity	-	-	(2,360)	-	-	(2,360)
5.06.06	Gain/loss in Equity Interest	-	-	(2,360)	-	-	(2,360)
5.07	Closing Balance	6,106,434	364,392	632,322	132,400	-	7,235,548

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Individual Quarterly Financial Information /Statement of Value Added

R$ (in thousands)

Code	Description	YTD Current Year 1/1/2012 to 03/31/2012	YTD Previous Year 1/1/2011 to 03/31/2011
7.01	Revenues	4,677,916	4,287,212
7.01.01	Sales of Goods, Products and Services	4,652,885	4,275,339
7.01.02	Other Revenues	26,235	15,554
7.01.04	Allowance for/Reversal of Doubtful Accounts	(1,204)	(3,681)
7.02	Raw materials acquired from Third Parties	(3,655,025)	(3,549,403)
7.02.01	Costs of Products, Goods and Services Sold	(3,283,802)	(3,201,397)
7.02.02	Materials, Energy, Outsourced Services and Other	(371,223)	(348,006)
7.03	Gross Added Value	1,022,891	737,809
7.04	Retention	(84,083)	(71,132)
7.04.01	Depreciation and Amortization	(84,083)	(71,132)
7.05	Net Added Value Produced	938,808	666,677
7.06	Added Value Received in Transfers	135,512	114,700
7.06.01	Equity Pickup	53,188	36,660
7.06.02	Financial Income	82,324	78,040
7.07	Total Added Value to Distribute	1,074,320	781,377
7.08	Distribution of Added Value	1,074,320	781,377
7.08.01	Personnel	406,977	345,191
7.08.01.01	Direct Compensation	277,323	235,434
7.08.01.02	Benefits	97,989	81,606
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	24,936	21,255
7.08.01.04	Other	6,729	6,896
7.08.02	Taxes, Fees and Contributions	212,080	18,966
7.08.02.01	Federal	142,697	18,418
7.08.02.02	State	38,603	(20,870)
7.08.02.03	Municipal	30,780	21,418
7.08.03	Value Distributed to Providers of Capital	288,671	284,820
7.08.03.01	Interest	198,819	201,814
7.08.03.02	Rentals	89,852	83,006
7.08.04	Value Distributed to Shareholders	166,592	132,400
7.08.04.03	Retained Earnings for the period	166,592	132,400

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Consolidated Quarterly Financial Information /Balance Sheet - Assets

R$ (in thousands)

Code	Description	Current Quarter 03/31/2012	Previous Year 12/31/2011
1	Total Assets	32,030,167	33,769,005
1.01	Current Assets	15,465,684	17,276,223
1.01.01	Cash and Cash Equivalents	3,745,811	4,969,955
1.01.03	Accounts Receivable	5,274,634	5,716,952
1.01.03.01	Trade Accounts Receivable	5,039,739	5,437,500
1.01.03.02	Other Accounts Receivable	234,895	279,452
1.01.04	Inventories	5,177,976	5,552,769
1.01.06	Recoverable Taxes	1,031,675	907,702
1.01.06.01	Current Recoverable Taxes	1,031,675	907,702
1.01.07	Prepaid Expenses	214,698	105,794
1.01.08	Other Current Assets	20,890	23,051
1.01.08.03	Other	20,890	23,051
1.02	Noncurrent Assets	16,564,483	16,492,782
1.02.01	Long-Term Assets	3,893,445	3,855,049
1.02.01.03	Accounts Receivable	655,150	662,854
1.02.01.03.01	Trade Accounts Receivable	543,308	555,841
1.02.01.03.02	Other Accounts Receivable	111,842	107,013
1.02.01.06	Deferred Taxes	1,210,605	1,249,687
1.02.01.06.01	Deferred Income and Social Contribution Taxes	1,210,605	1,249,687
1.02.01.07	Prepaid Expenses	41,081	36,899
1.02.01.08	Receivables from Related Parties	151,729	133,584
1.02.01.08.03	Receivables from Controlling Shareholders	72,925	-
1.02.01.08.04	Receivables from Other Related Parties	78,804	133,584
1.02.01.09	Other Noncurrent Assets	1,834,880	1,772,025
1.02.01.09.04	Recoverable Taxes	721,134	729,998
1.02.01.09.05	Escrow Deposits	809,407	737,688
1.02.01.09.07	Option to purchase - Bartira	304,339	304,339
1.02.02	Investments	258,102	253,250
1.02.02.01	Equity Interest	258,102	253,250
1.02.02.01.02	Interest in Subsidiaries	257,643	252,790
1.02.02.01.04	Other Equity Interest	459	460
1.02.03	Property and Equipment	7,436,281	7,358,250
1.02.03.01	In operation	6,901,890	6,827,551
1.02.03.02	Leased	176,775	185,025
1.02.03.03	In Progress	357,616	345,674
1.02.04	Intangible Assets	4,976,655	5,026,233
1.02.04.01	Intangible Assets	4,976,655	5,026,233
1.02.04.01.02	Intangible Assets	4,976,655	5,026,233

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 03/31/2012	Previous Year 12/31/2011
2	Total Liabilities	32,030,167	33,769,005
2.01	Current Liabilities	11,445,014	13,501,202
2.01.01	Payroll and Labor Liabilities	712,236	758,663
2.01.01.01	Payroll Liabilities	72,236	96,376
2.01.01.02	Labor Liabilities	640,000	662,287
2.01.02	Trade Accounts Payable	4,715,630	6,220,599
2.01.02.01	Local Trade Payable	4,672,436	6,171,638
2.01.02.02	Foreign Trade Payable	43,194	48,961
2.01.03	Tax Liabilities	198,995	332,416
2.01.03.01	Federal Tax Liabilities	189,407	324,826
2.01.03.01.01	Income and Social Contribution Taxes Payable	49,024	151,052
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	140,383	173,774
2.01.03.03	Municipal Tax Liabilities	9,588	7,590
2.01.04	Loans and Financings	4,653,743	4,917,498
2.01.04.01	Loans and Financings	4,050,558	4,334,011
2.01.04.01.01	In Local Currency	4,035,889	3,778,186
2.01.04.01.02	In Foreign Currency	14,669	555,825
2.01.04.02	Debentures	527,368	501,844
2.01.04.03	Financing by Leasing	75,817	81,643
2.01.05	Other Liabilities	978,994	1,005,942
2.01.05.01	Related Parties	87,882	86,036
2.01.05.01.01	Debts with Subsidiaries	7,084	11,764
2.01.05.01.03	Debts with Controlling Shareholders	12,932	15,772
2.01.05.01.04	Debts with Other Related Parties	67,866	58,500
2.01.05.02	Other	891,112	919,906
2.01.05.02.01	Dividends	103,396	103,396
2.01.05.02.04	Public Utilities	20,661	18,917
2.01.05.02.05	Rent	42,229	48,991
2.01.05.02.06	Advertising	87,910	89,682
2.01.05.02.07	Transfer to Third Parties	184,332	158,134
2.01.05.02.08	Financing by Purchase of Assets	14,211	14,211
2.01.05.02.09	Other Accounts Payable	382,082	431,746
2.01.05.02.10	Companies Acquisition	56,291	54,829
2.01.06	Provisions	185,416	266,084
2.01.06.02	Other Provisions	185,416	266,084
2.01.06.02.02	Provisions for Restructuring	12,274	12,957
2.01.06.02.05	Taxes Payable by Installments	94,397	171,212
2.01.06.02.06	Deferred Revenues	78,745	81,915
2.02	Noncurrent Liabilities	10,319,666	10,173,378
2.02.01	Loans and Financings	6,322,131	6,240,900
2.02.01.01	Loans and Financings	3,844,975	3,908,594
2.02.01.01.01	In Local Currency	2,970,988	3,097,465
2.02.01.01.02	In Foreign Currency	873,987	811,129
2.02.01.02	Debentures	2,298,159	2,137,518
2.02.01.03	Financing by Leasing	178,997	194,788
2.02.02	Other Liabilities	1,822,014	1,756,076
2.02.02.02	Other	1,822,014	1,756,076
2.02.02.02.03	Taxes Payable by Installments	1,302,074	1,291,810
2.02.02.02.04	Other Accounts Payable	326,268	275,664
2.02.02.02.05	Companies Acquisition	193,672	188,602
2.02.03	Deferred Taxes	1,107,392	1,114,873

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 03/31/2012	Previous Year 12/31/2011
2.02.03.01	Deferred Income and Social Contribution Taxes	1,107,392	1,114,873
2.02.04	Provisions for Contingencies	700,628	680,123
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	700,628	680,123
2.02.04.01.01	Tax Provisions	384,512	375,510
2.02.04.01.02	Social security and labor Provisions	142,336	132,853
2.02.04.01.03	Employee Benefits Provision	52,178	48,669
2.02.04.01.04	Civil Provisions	121,602	123,091
2.02.06	Unformed Revenues	367,501	381,406
2.02.06.02	Unformed Revenues	367,501	381,406
2.03	Consolidated Shareholders’ Equity	10,265,487	10,094,425
2.03.01	Paid-in Capital Stock	6,129,920	6,129,405
2.03.02	Capital Reserves	392,128	384,342
2.03.02.02	Special Goodwill Reserve	238,930	238,930
2.03.02.04	Granted Options	145,800	138,014
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	1,111,929	1,111,526
2.03.04.01	Legal Reserve	248,249	248,249
2.03.04.05	Profit Retention Reserve	80,550	80,147
2.03.04.10	Expansion Reserve	783,130	783,130
2.03.05	Retained Earnings/ Accumulated Losses	166,592	-
2.03.09	Non-Controlling Interest	2,464,918	2,469,152

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Quarterly Financial Information /Statement of Income

R$ (in thousands)

Code	Description	YTD Current Year 1/1/2012 to 03/31/2012	YTD Previous Year 1/1/2011 to 03/31/2011
3.01	Gross Sales from Goods and/or Services	12,147,451	10,868,794
3.02	Cost of Goods Sold and/or Services Sold	(8,891,241)	(8,020,396)
3.03	Gross Profit	3,256,210	2,848,398
3.04	Operating Income/Expenses	(2,674,607)	(2,425,217)
3.04.01	Selling Expenses	(2,060,628)	(1,880,203)
3.04.02	General and Administrative	(437,336)	(385,379)
3.04.04	Other Operating Income	10,756	2,354
3.04.04.01	Income with Permanent Assets	6,727	486
3.04.04.02	Other Operating Income/Expenses	4,029	1,834
3.04.04.03	Noncurrent Income	-	34
3.04.05	Other Operating Expenses	(192,251)	(172,536)
3.04.05.01	Depreciation/Amortization	(186,445)	(158,151)
3.04.05.02	Other Operating Expenses	(5,806)	(14,385)
3.04.06	Equity Pickup	4,852	10,547
3.05	Income before Financial Income and Taxes	581,603	423,181
3.06	Net Finance Expenses	(335,750)	(325,725)
3.06.01	Financial Income	145,624	133,372
3.06.02	Financial Expenses	(481,374)	(459,097)
3.07	Earnings Before Income Taxes	245,853	97,456
3.08	Income and Social Contribution Taxes on Income	(83,682)	13,394
3.08.01	Current	(52,081)	(18,159)
3.08.02	Deferred	(31,601)	31,553
3.09	Net Income from Continued Operations	162,171	110,850
3.11	Consolidated Net Income/Loss for the period	162,171	110,850
3.11.01	Attributed to Partners of Parent Company	166,592	132,400
3.11.02	Attributed to Non-Controlling Shareholders	(4,421)	(21,550)
3.99	Earnings per Share - (Reais / Share)
3.99.01	Earnings Basic per Share
3.99.01.01	ON	0.60000	0.41000
3.99.01.02	PN	0.66000	0.45000
3.99.02	Earnings Diluted per Share
3.99.02.01	ON	0.60000	0.41000
3.99.02.02	PN	0.66000	0.44000

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Quarterly Financial Information / Comprehensive Income for the Period

R$ (in thousands)

Code	Description	YTD Current Year 1/1/2012 to 03/31/2012	YTD Previous Year 1/1/2011 to 03/31/2011
4.01	Net Income for the Period	162,171	110,850
4.03	Comprehensive Income for the Period	162,171	110,850
4.03.01	Attributed to controlling shareholders	166,592	132,400
4.03.02	Attributed to Non-Controlling Shareholders	(4,421)	(21,550)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Quarterly Financial Information /Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	YTD Current Year 1/1/2012 to 03/31/2012	YTD Previous Year 1/1/2011 to 03/31/2011
6.01	Cash Flow provided by Operating Activities	(562,349)	(2,447,626)
6.01.01	Cash Generated in the Operations	771,585	513,096
6.01.01.01	Net Income for the Period	162,171	110,850
6.01.01.02	Deferred Income Tax	31,601	(31,553)
6.01.01.03	Income with Permanent Assets written-off	(6,727)	7,089
6.01.01.04	Depreciation/Amortization	193,835	158,151
6.01.01.05	Finance charge	300,302	264,227
6.01.01.06	Adjustment to Present Value	23,419	(4,216)
6.01.01.07	Equity Pickup	(4,852)	(10,547)
6.01.01.08	Payment Provision for Contingencies	12,981	26,712
6.01.01.09	Provision for Write-offs and Losses in Property and Equipment	(1,959)	(698)
6.01.01.10	Payment for Share-Based	7,784	(6,919)
6.01.01.11	Allowance for doubtful accounts	53,030	-
6.01.02	Changes in Assets and Liabilities	(1,333,934)	(2,960,722)
6.01.02.01	Accounts Receivable	399,394	(420,350)
6.01.02.02	Inventories	350,166	(20,088)
6.01.02.03	Recoverable Taxes	(116,204)	(193,699)
6.01.02.04	Other Assets	(110,925)	(196,177)
6.01.02.05	Related Parties	32,645	(10,230)
6.01.02.06	Escrow Deposits	(66,873)	(117,510)
6.01.02.07	Marketable securities	-	(1,360,409)
6.01.02.08	Trade accounts payables	(1,563,128)	(696,166)
6.01.02.09	Payroll Charges	(46,427)	(65,087)
6.01.02.10	Taxes and social contributions payable	(123,157)	41,037
6.01.02.11	Contingencies	(15,199)	(6,575)
6.01.02.12	Other Accounts Payable	(74,226)	84,532
6.02	Cash flow used in Investing Activities	(201,535)	(264,107)
6.02.01	Companies Acquisition	6,532	-
6.02.02	Capital Increase in Subsidiaries	-	82,008
6.02.03	Acquisition of Property and Equipment	(228,182)	(286,664)
6.02.04	Increase Intangible Assets	(7,818)	(59,451)
6.02.05	Sales of Property and Equipment	27,933	-
6.03	Net Cash provided by (used in) from Financing Activities	(460,260)	880,483
6.03.01	Capital Increase/Decrease	515	-
6.03.02	Additions	1,785,355	2,127,086
6.03.03	Payments	(2,123,720)	(1,188,862)
6.03.04	Interest Paid	(122,410)	(57,716)
6.03.05	Payment of Dividends	-	(25)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(1,224,144)	(1,831,250)
6.05.01	Cash and Cash Equivalents at Beginning of Period	4,969,955	5,419,176
6.05.02	Cash and Cash Equivalents at end of Period	3,745,811	3,587,926

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Quarterly Financial Information /Statement of Changes in Shareholders’ Equity  – 01/01/2012 to 03/31/2012

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Non- Controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening Balance	6,129,405	384,342	1,111,526	-	-	7,625,273	2,469,152	10,094,425
5.03	Adjusted Opening Balance	6,129,405	384,342	1,111,526	-	-	7,625,273	2,469,152	10,094,425
5.04	Capital Transactions with Partners	515	7,786	-	-	-	8,301	-	8,301
5.04.01	Capital Increases	515	-	-	-	-	515	-	515
5.04.03	Recognized Granted Options	-	7,786	-	-	-	7,786	-	7,786
5.05	Total Comprehensive Income	-	-	-	166,592	-	166,592	(4,421)	162,171
5.05.01	Net Income for the Period	-	-	-	166,592	-	166,592	(4,421)	162,171
5.06	Internal Changes of Shareholders’ Equity	-	-	403	-	-	403	187	590
5.06.05	Gain/loss in equity interest	-	-	403	-	-	403	187	590
5.07	Closing Balance	6,129,920	392,128	1,111,929	166,592	-	7,800,569	2,464,918	10,265,487

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Quarterly Financial Information /Statement of Changes in Shareholders’ Equity – 01/01/2011 to 03/31/2011

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Non- Controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening Balance	5,579,259	463,148	1,056,182	-	-	7,098,589	2,485,181	9,583,770
5.03	Adjusted Opening Balance	5,579,259	463,148	1,056,182	-	-	7,098,589	2,485,181	9,583,770
5.04	Capital Transactions with Partners	527,175	(98,756)	(421,500)	-	-	6,919	-	6,919
5.04.03	Recognized Granted Options	-	6,919	-	-	-	6,919	-	6,919
5.04.08	Reserve Capitalization	527,175	(105,675)	(421,500)	-	-	-	-	-
5.05	Total Comprehensive Income	-	-	-	132,400	-	132,400	(21,550)	110,850
5.05.01	Net Income for the Period	-	-	-	132,400	-	132,400	(21,550)	110,850
5.06	Internal Changes of Shareholders’ Equity	-	-	(2,360)	-	-	(2,360)	8,436	6,076
5.06.06	Gain/loss in Equity Interest	-	-	(2,360)	-	-	(2,360)	-	(2,360)
5.06.07	Non-Controlling Interest	-	-	-	-	-	-	8,436	8,436
5.07	Closing Balance	6,106,434	364,392	632,322	132,400	-	7,235,548	2,472,067	9,707,615

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Quarterly Financial Information /Statement of Value Added

R$ (in thousands)

Code	Description	YTD Current Year 1/1/2012 to 03/31/2012	YTD Previous Year 1/1/2011 to 03/31/2011
7.01	Revenues	13,646,012	12,361,134
7.01.01	Sales of Goods, Products and Services	13,659,566	12,373,212
7.01.02	Other Revenues	41,244	27,167
7.01.04	Allowance for/Reversal of Doubtful Accounts	(54,798)	(39,245)
7.02	Raw materials Acquired from Third Parties	(10,640,610)	(9,463,606)
7.02.01	Costs of Products, Goods and Services Sold	(9,455,839)	(8,320,901)
7.02.02	Materials, Energy, Outsourced Services and Other	(1,184,771)	(1,142,705)
7.03	Gross Added Value	3,005,402	2,897,528
7.04	Retention	(193,835)	(164,122)
7.04.01	Depreciation and Amortization	(193,835)	(164,122)
7.05	Net Added Value Produced	2,811,567	2,733,406
7.06	Added Value Received in Transfers	150,476	143,919
7.06.01	Equity Pickup	4,852	10,547
7.06.02	Financial Income	145,624	133,372
7.07	Total Added Value to Distribute	2,962,043	2,877,325
7.08	Distribution of Added Value	2,962,043	2,877,325
7.08.01	Personnel	1,364,271	1,197,559
7.08.01.01	Direct Compensation	967,092	916,697
7.08.01.02	Benefits	217,254	180,329
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	84,977	88,440
7.08.01.04	Other	94,948	12,093
7.08.01.04.01	Interest	94,948	12,093
7.08.02	Taxes, Fees and Contributions	669,215	842,954
7.08.02.01	Federal	364,664	310,262
7.08.02.02	State	237,886	484,646
7.08.02.03	Municipal	66,665	48,046
7.08.03	Value Distributed to Providers of Capital	766,389	725,962
7.08.03.01	Interest	481,373	459,097
7.08.03.02	Rentals	285,016	266,865
7.08.04	Value Distributed to Shareholders	(4,421)	(21,550)
7.08.04.04	Non-Controlling Interest in Retained Earnings	(4,421)	(21,550)
7.08.05	Other	166,589	132,400
7.08.05.01	Company’s Shareholders	166,589	132,400

1Q12 Results

Consolidated net income totaled R$167 million in 1Q12

São Paulo, Brazil, May 7, 2012 - Grupo Pão de Açúcar [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo S.A. [BM&FBOVESPA: VVAR3] announce their results for the first quarter of 2012 (1Q12) as follows: GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores; while GPA Consolidated’s operations comprise GPA Food and Viavarejo (Casas Bahia and Ponto Frio's bricks-and-mortar stores and NovaPontocom's e-commerce stores: Extra.com.br, PontoFrio.com.br and Casasbahia.com.br).

GPA Food

Gross sales up 11.0% in 1Q12

GPA Food recorded a 1Q12 EBITDA margin of 7.4%

▪  Gross sales totaled R$7,371 million, up 11.0% over 1Q11

▪  Gross profit of R$1,726 million, up 12.3% over 1Q11

▪  EBITDA of R$493 million, up 16.9% year-on-year

▪  Net income of R$161 million, a 10.9% improvement over 1Q11

GPA Consolidated

EBITDA totaled R$758 million in 1Q12, up 30.1% over 1Q11, with margin at 6.2%

Net income totaled R$167 million, up 25.8% over 1Q11

▪  Gross sales of R$13,660 million, up 10.4% over 1Q11

▪  Gross profit of R$3,256 million, up 14.3% year-on-year

▪  EBITDA of R$758 million, up 30.1% over 1Q11

▪   Net income of R$167 million, a 25.8% improvement over 1Q11

Highlights

	GPA Food			GPA Consolidated

(R$ million)(1)	1Q12	1Q11	Δ	1Q12	1Q11	Δ

Gross Sales Revenue	7,371	6,640	11.0%	13,660	12,373	10.4%
Net Sales Revenue	6,656	5,984	11.2%	12,147	10,869	11.8%
Gross Profit	1,726	1,537	12.3%	3,256	2,848	14.3%
Gross Margin	25.9%	25.7%	20 bps	26.8%	26.2%	60 bps
EBITDA (3)	493	422	16.9%	758	583	30.1%
EBITDA Margin	7.4%	7.1%	30 bps	6.2%	5.4%	80 bps
Net Financial Revenue (Expenses)	(142)	(162)	-11.9%	(336)	(326)	3.1%
% of net sales revenue	2.1%	2.7%	-60 bps	2.8%	3.0%	-20 bps
Net Income - Controlling Shareholders (2)	161	146	10.9%	167	132	25.8%
Net Margin	2.4%	2.4%	0 bps	1.4%	1.2%	20 bps

(1) Totals may not tally as the figures are rounded off and all margins were calculated as percentage of net sales revenue.
(2) Net Income after minority interest.
(3) Earnings before Interest, Taxes, Depreciation, Amortization and Net Financial Revenue (Expenses)

PERFORMANCE BY SEGMENT

The Company operates in an integrated manner in two business segments, as shown below:

GPA Food		Electro

Retail	Supermarkets
Hypermarket
Proximity
Gas Station and Drugstores
Cash and Carry	Cash and Carry

SALES PERFORMANCE

GPA Food and GPA Consolidated

	GPA Food			GPA Food						GPA Consolidated

				Retail			Cash and Carry

(R$ million)	1Q12	1Q11	Δ	1Q12	1Q11	Δ	1Q12	1Q11	Δ	1Q12	1Q11	Δ

Gross Sales Revenue	7,371	6,640	11.0%	6,240	5,730	8.9%	1,131	910	24.2%	13,660	12,373	10.4%
Net Sales Revenue	6,656	5,984	11.2%	5,621	5,158	9.0%	1,035	827	25.2%	12,147	10,869	11.8%
Gross 'Same-Store' Sales Revenue	9.3%	5.6%								9.6%	6.8%
Food	9.4%	3.6%
Non-food	9.2%	11.6%

GPA Food

GPA Food’s gross sales increased 11.0% in 1Q12 over 1Q11. Gross same-store sales revenue were up 9.3%. In real terms, i.e. deflated by the IPCA inflation index, sales were up 4.1%. The main factors which contributed to this increase were:

▶   Retail: gross sales increased 8.9% over 1Q11, chiefly due to the following factors:

▪   The food category, in which grocery and perishables posted similar growth;

▪   The non-food category, in which the highlight was the textile segment at Extra, due to the adoption of the new strategy for the Fall/Winter collection. The campaign to launch the collection was notable for the participation of actress Camila Pitanga, with garments by designer Marcelo Sommer;

▪   The top performers among the Group’s formats were Extra Supermercado and Minimercado Extra, whose gross same-store sales revenue increased above the Group’s average;

▪   The Company opened one Extra Hiper store and converted five Extra Fácil stores into Minimercado Extra. Another 14 stores are under construction.

▶   Cash-and-carry: gross sales increased by 24.2%, chiefly due to:

▪   The repositioning of Assaí’s assortment, a process that began in the second half of 2011, for adjusting the assortment to the target publics (processors, distributors and users), benefiting average ticket growth;

▪   The opening of one store in São Paulo.

GPA Consolidated

▶    Consolidated gross sales totaled R$13,660 million in 1Q12, up 10.4% over 1Q11. In addition to GPA Food, as mentioned above, the performance of Viavarejo also contributed to this result. Casas Bahia and Ponto Frio implemented new marketing campaigns for their bricks-and-mortar stores and continued to revise and adjust their assortments and reorganize their stores to adapt to the new positioning. E-commerce also contributed to this growth, strengthening the importance of the purchasing experience as a competitive advantage.

Operating Performance

GPA Food and GPA Consolidated

	GPA Food			GPA Food						GPA Consolidated

				Retail			Cash and Carry

(R$ million)	1Q12	1Q11	Δ	1Q12	1Q11	Δ	1Q12	1Q11	Δ	1Q12	1Q11	Δ

Net Sales Revenue	6,656	5,984	11.2%	5,621	5,158	9.0%	1,035	827	25.2%	12,147	10,869	11.8%
Gross Profit	1,726	1,537	12.3%	1,575	1,421	10.8%	151	116	30.8%	3,256	2,848	14.3%
Gross Margin	25.9%	25.7%	20 bps	28.1%	27.6%	50 bps	14.6%	14.0%	60 bps	26.8%	26.2%	60 bps
Selling Expenses	(1,039)	(938)	10.8%	(938)	(842)	11.4%	(101)	(95)	6.0%	(2,061)	(1,880)	9.6%
General and Administrative Expenses	(193)	(177)	9.4%	(183)	(167)	9.2%	(11)	(9)	13.7%	(437)	(385)	13.5%
Total Operating Expenses	(1,233)	(1,115)	10.6%	(1,121)	(1,010)	11.0%	(112)	(105)	6.7%	(2,498)	(2,266)	10.3%
% of Net Sales Revenue	18.5%	18.6%	-10 bps	20.0%	19.6%	-40 bps	10.8%	12.7%	-190 bps	20.6%	20.8%	-20 bps
EBITDA	493	422	16.9%	454	411	10.3%	40	11	261.9%	758	583	30.1%
EBITDA Margin	7.4%	7.1%	30 bps	8.1%	8.0%	10 bps	3.8%	1.3%	250 bps	6.2%	5.4%	80 bps

GPA Food

In 1Q12, EBITDA totaled R$493 million, up 16.9% over 1Q11, with margin at 7.4%.

▶   Retail: the EBITDA margin reached 8.1%, up 10 bps over 1Q11, due to:

▪    A 50-bps gain in the gross margin as a result of: (i) continuous process of improving negotiations with suppliers; (ii) the improved sales mix and changes in the new consumption habits of Brazil’s middle class. This performance was in line with that in previous quarters.

▪   Total operating expenses as a percentage of net sales revenue grew by 40 bps, chiefly due to the increase in personnel expenses as a result of the collective bargaining agreement, which was above inflation (as measured by the IPCA consumer price index), as well as higher marketing expenses in the period.

▶   Cash-and-carry: the EBITDA margin came to 3.8%, a 250 bps improvement over 1Q11, due to:

▪    A 60 bps gain in the gross margin, due to changes in the assortment for favoring a more profitable mix, with a focus on the channels aimed at processors, distributors and users. These initiatives enable scale gains and access to advantageous negotiations with suppliers. The sales area was also restructured, streamlining inventory management and increasing store productivity. The format adjustments also led to gains due to a reduction in logistics costs.

▪   A reduction of 190 bps in total operating expenses as a percentage of net sales revenue, chiefly due to the upturn in sales as a result of store maturation and the dilution of fixed expenses, as well as the elimination of the bakery and butcher’s sections as of the second half of 2011.

GPA Consolidated

▶  In 1Q12, consolidated EBITDA totaled R$758 million, up 30.1% over 1Q11, due to the previously-mentioned operational improvement at GPA Food, and progress in Viavarejo’s integration process, which centralized purchasing negotiations and operating expenses, leading to gross margin gains and reduction in expenses.

Financial Performance and Debt

GPA Food and GPA Consolidated

Financial Result

	GPA Food			GPA Consolidated

(R$ million)	1Q12	1Q11	Δ	1Q12	1Q11	Δ

Financial Revenue	106	92	14.6%	146	133	9.2%
Financial Expenses	(248)	(254)	-2.2%	(481)	(459)	4.9%
Net Financial Revenue (Expenses)	(142)	(162)	-11.9%	(336)	(326)	3.1%
% of Net Sales Revenue	2.1%	2.7%	-60 bps	2.8%	3.0%	-20 bps

Charges on Net Bank Debt	(79)	(84)	-5.3%	(83)	(98)	-15.1%
Cost of Discount of Receivables	(30)	(48)	-38.1%	(218)	(195)	11.6%
Restatement of Other Assets and Liabilities	(34)	(30)	11.3%	(35)	(32)	6.9%
Net Financial Revenue (Expenses)	(143)	(162)	-11.9%	(336)	(325)	3.1%

GPA Food

▶   The net financial expense was R$142 million in 1Q12, equivalent to 2.1% of net sales revenue, down 60 bps over 1Q11. The financial result was comprised of:

▪   R$79 million in charges on the net bank debt, equivalent to 1.1% of net sales revenue, down 30 bps over 1Q11 (1.4%), favored by the reduction in interest rates;

▪   R$30 million in discounted receivables cost, equivalent to 0.5% of net sales revenue, down 30 bps over 1Q11 (0.8%), also due to the continuous optimization of payment conditions and the decline in interest rates;

▪   R$34 million in restatement of other assets and liabilities, which accounted for 0.5% of net sales revenue, stable from 1Q11 (0.5%).

GPA Consolidated

▶   The net financial result was an expense of R$336 million, equivalent to 2.8% of net sales revenue, down 20 bps over 1Q11. The financial result was comprised of:

▪   R$83 million in charges on the net bank debt totaling, equivalent to 0.7% of net sales revenue, down 20 bps over 1Q11 (0.9%). As with GPA Food, the reduction in interest rates was the main contributing factor to the reduction in the period.

▪   R$218 million in payment book and credit card receivables discounting costs, equivalent to 1.8% of net sales revenue, stable in comparison with that in 1Q11 (1.8%).

▪   R$35 million in restatement of other assets and liabilities, which accounted for 0.3% of net sales revenue, stable from 1Q11 (0.3%).

Indebtedness

GPA Food and GPA Consolidated

	GPA Food		GPA Consolidated

(R$ million)	03.31.2012	12.31.2011	03.31.2012	12.31.2011

Short Term Debt	(2,382)	(2,059)	(2,442)	(2,654)
Loans and Financing - short term	(1,859)	(1,557)	(1,915)	(2,153)
Debentures - short term	(523)	(502)	(527)	(502)
Long Term Debt	(3,199)	(3,503)	(3,827)	(3,691)
Loans and Financing- long term	(1,302)	(1,365)	(1,529)	(1,554)
Debentures - long term	(1,896)	(2,138)	(2,298)	(2,138)
Total Gross Debt	(5,581)	(5,562)	(6,269)	(6,346)
Cash and Marketable Securities	2,831	3,544	3,746	4,970
Net Debt	(2,750)	(2,017)	(2,523)	(1,376)
Net Debt / EBITDA(1)	1.36x	1.04x	0.78x	0.45x
Payment book - short term	-	-	(2,211)	(2,263)
Payment book - long term	-	-	(112)	(129)
Net Debt with payment book(2)	-	-	(4,847)	(3,768)
Net Debt / EBITDA(1)	1.36x	1.04x	1.51x	1.24x

(1) EBITDA for the last 12 months

GPA Food

▶     GPA Food’s net debt totaled R$2,750 million as of 03/31/2012, up R$733 million over 12/31/2011. This increase was mainly due to the lower cash generation, which usually happens in the first quarter, especially when compared with the fourth quarter, period in which sales volume is higher and which carries a key seasonal factor. The net-debt-to-EBITDA ratio stood at 1.36x in 1Q12.

GPA Consolidated

▶    Net debt totaled R$4,847 million as of 03/31/2012, up R$1,079 million over 12/31/2011. The net-debt-to-EBITDA ratio was 1.51x.

Net Income

1Q12 - GPA Food and GPA Consolidated

	GPA Food			GPA Food						GPA Food

				Retail			Cash and Carry

(R$ million)	1Q12	1Q11	Δ	1Q12	1Q11	Δ	1Q12	1Q11	Δ	1Q12	1Q11	Δ

EBITDA	493	422	16.9%	454	411	10.3%	40	11	261.9%	758	583	30.1%
Depreciation and Amortization	(147)	(125)	17.8%	(137)	(118)	15.9%	(10)	(7)		(186)	(158)	17.9%
Net Financial Revenue (Expenses)	(142)	(162)	-11.9%	(135)	(144)	-6.8%	(8)	(17)		(336)	(326)	3.1%
Equity Income	4	7		4	7		-	-		5	11	-54.0%
Result from Permanent Assets	(10)	0		(10)	0		(0)	0		7	3	126.5%
Other Operating Revenue (Expenses)	0	(6)		0	(6)		-	-		(2)	(15)	-88.2%
Income Before Income Tax	198	138	43.5%	177	151	17.1%	21	(13)		246	97	152.3%
Income Tax	(51)	(2)		(45)	(6)		(6)	4		(84)	13
Minority Interest - Noncontrolling	14	10	41.7%	14	10	41.7%	-	-		4	22	-79.5%
Net Income (1) - Controlling Shareholders	161	146	10.9%	146	155	-5.8%	15	(9)		167	132	25.8%
Net Margin	2.4%	2.4%	0 bps	2.6%	3.0%	-40 bps	1.5%	1.1%		1.4%	1.2%	20 bps

GPA Food

▶   In 1Q12, operating income before income tax totaled R$198 million, up 43.5% over 1Q11. The increase reflects the operational improvement in all formats and strict control over operating and financial expenses.

▶   Net income totaled R$162 million in the quarter, up 10.9% over 1Q11. The increase in net income was lower than that of operating income before income tax due to a lower effective income tax rate in 1Q11.

GPA Consolidated

▶   In 1Q12, consolidated net income totaled R$167 million, with margin at 1.4%. Net income was up 25.8% over 1Q11, reflecting the continuing operational improvements in GPA Food and Via Varejo.

Cash Flow

GPA Food and GPA Consolidated

	GPA Food			GPA Consolidated

(R$ million)	1Q12	1Q11	Δ	1Q12	1Q11	Δ

Cash Balance at beginning of period	3,544	2,468	1,076	4,970	4,426	544

Cash Flow from operating activities	(328)	(245)	(83)	(562)	(1,454)	892
EBITDA	493	422	71	758	583	175
Cost of Discount of Receivables	(30)	(48)	18	(151)	(165)	14
Working Capital	(791)	(619)	(172)	(1,170)	(1,872)	702
Cash Flow from Investment Activities	(175)	(222)	47	(202)	(264)	63
Net CAPEX	(209)	(342)	133	(236)	(346)	110
Aquisition and Others	34	120	(85)	34	82	(48)
Cash Flow from Financing Activities	(210)	439	(650)	(460)	880	(1,341)
Dividends Payments and Others	-	(0)	0	-	(0)	0
Net Proceeds	(210)	439	(650)	(460)	881	(1,341)

Variation of Net Cash Generated	(713)	(28)	(685)	(1,224)	(838)	(386)

Cash Balance at end of period	2,831	2,441	391	3,746	3,588	158

GPA Food

▶  In 1Q12 GPA Food’s cash flow was negative by R$713 million, down R$685 million over 1Q11, basically due to payments due in 1Q12 of debt raised in 2011.

GPA Consolidated

▶  Cash flow in 1Q12 stood at R$1,224 million. The R$386 million change stemmed mainly from payments due in 1Q12 related to debt raised in 2011

CAPEX

GPA Food and GPA Consolidated

	GPA Food	GPA Consolidated
(R$ million)	1Q12	1Q12

New stores and land acquisition	63	76
Store renovations and conversions	52	59
Infrastructure and Others	75	106
Total	189	241

GPA Food

▶  In 1Q12, CAPEX totaled R$189 million:

▪  R$63 million in store openings, construction and land acquisitions;

▪  R$52 million in store renovations and conversions; and

▪  R$75 million in infrastructure and others;

▶  GPA Food opened two new stores in the first quarter, one Extra Hiper and one Assaí. In addition, five Extra Fácil stores were converted to the Minimercado Extra format.

GPA Consolidated

▶  In 1Q12, investments totaled R$241 million, which include R$52 million in Viavarejo:

▪  R$76 million in the construction of new stores;

▪  R$59 million in store renovation; and

▪  R$106 million in infrastructure;

▶  In addition to the opening of the GPA Food stores, the Company also opened two Viavarejo stores, one Casas Bahia and one Ponto Frio.

▶  It is worth mentioning that 14 GPA Food stores are currently being refurnished.

▶  Investments in the period are in line with the Company’s annual business plan.

Dividends

GPA Consolidated

	GPA Consolidated

(R$ million)	1Q12	1Q11	Δ

Dividends	27.8	22.5	23.6%

GPA Consolidated

▶     On 05/07/2012, the Board of Directors approved the prepayment of interim dividends totaling R$0.11 per preferred share and R$0.10 per common share. Dividends to be paid in 1Q12 will total R$27.8 million, complying with Company’s Dividend Payment Policy, approved by the Board of Directors’ Meeting of 08/03/2009.

▶     The interim payment referring to 1Q12 will be made on 06/20/2012. Shareholders registered as such on 06/11/2012 will be entitled to receive the payment. Shares will be traded ex-dividends as of 06/12/2012, until the payment date.

▶     As for the fourth quarter, after the end of the 2012 fiscal year and the approval of the corresponding financial statements, the Company will pay shareholders the minimum mandatory dividends, calculated in accordance with Corporate Law, less the amounts prepaid throughout the fiscal year.

BALANCE SHEET

ASSETS

	GPA Food			GPA Consolidated

(R$ million)	03.31.2012	03.31.2011	12.31.2011	03.31.2012	03.31.2011	12.31.2011

Current Assets	8,167	7,678	9,150	15,466	14,882	17,276
Cash and Marketable Securities	2,831	2,441	3,544	3,746	3,955	4,970
Accounts Receivable	309	227	365	2,284	1,980	2,431
Credit Cards	215	179	252	381	394	478
Payment book	-	-	-	1,988	1,404	1,985
Sales Vouchers and Others	90	44	109	106	369	175
Post-Dated Checks	4	6	4	4	6	4
Allowance for Doubtful Accounts	(0)	(2)	(0)	(195)	(192)	(211)
Resulting from Commercial Agreements	392	302	447	392	302	447
Receivables Fund (FIDC)	1,086	1,160	1,182	2,364	1,960	2,559
Inventories	2,832	2,627	2,865	5,178	4,848	5,553
Recoverable Taxes	445	438	458	1,032	1,101	908
Expenses in Advance and Other Accounts Receivables	272	415	196	470	735	408

Noncurrent Assets	13,799	13,187	13,576	16,564	15,347	16,493
Long-Term Assets	2,243	2,197	2,054	3,893	3,358	3,855
Marketable Securities	-	-	-	-	2	-
Accounts Receivables	448	421	445	543	517	556
Paes Mendonça	448	431	445	448	431	445
Payment Book	-	-	-	101	86	118
Allowance for Doubtful Accounts	-	(38)	-	(6)	(44)	(7)
Recoverable Taxes	33	128	32	721	202	730
Fair Value Bartira	304	416	304	304	416	304
Deferred Income Tax and Social Contribution	442	592	456	1,211	1,358	1,250
Amounts Receivable from Related Parties	248	79	93	152	143	133
Judicial Deposits	652	488	616	809	611	738
Expenses in Advance and Others	116	73	108	153	109	144
Investments	161	145	156	258	229	253
Property and Equipment	6,523	6,072	6,446	7,436	6,862	7,358
Intangible Assets	4,873	4,773	4,919	4,977	4,898	5,026
TOTAL ASSETS	21,966	20,865	22,726	32,030	30,229	33,769

LIABILITIES

	GPA Food			GPA Consolidated

	03.31.2012	03.31.2011	12.31.2011	03.31.2012	03.31.2011	12.31.2011

Current Liabilities	6,636	5,174	7,211	11,445	10,058	13,501
Suppliers	2,744	2,782	3,421	4,716	4,864	6,279
Loans and Financing	1,859	649	1,557	1,915	1,406	2,153
Payment Book (CDCI)	-	-	-	2,211	1,521	2,263
Debentures	523	505	502	527	505	502
Payroll and Related Charges	321	257	376	712	530	759
Taxes and Social Contribution Payable	82	123	92	199	358	332
Dividends Proposed	103	115	103	103	116	103
Financing for Purchase of Fixed Assets	14	14	14	14	14	14
Rents	42	68	49	42	68	49
Acquisition of Companies	56	63	55	56	63	55
Debt with Related Parties	513	507	582	88	20	28
Advertisement	38	38	29	88	38	90
Provision for Restructuring	12	-	13	12	-	13
Tax Payments	91	-	168	94	0	171
Advanced Revenue	13	-	15	79	102	82
Others	223	53	234	587	451	609

Long-Term Liabilities	7,755	8,416	8,051	10,320	10,463	10,173
Loans and Financing	1,302	2,089	1,365	1,529	2,239	1,554
Payment Book (CDCI)	-	-	-	112	87	129
Receivables Fund (FIDC)	1,167	1,128	1,236	2,383	2,346	2,420
Debentures	1,896	1,451	2,138	2,298	1,451	2,138
Acquisition of Companies	194	225	189	194	225	189
Deferred Income Tax and Social Contribution	1,107	1,303	1,115	1,107	1,313	1,115
Tax Installments	1,260	1,346	1,249	1,302	1,401	1,292
Provision for Contingencies	537	571	520	701	676	680
Advanced Revenue	-	302	-	368	694	381
Others	291	-	240	326	32	276

Shareholders' Equity	7,575	7,275	7,463	10,265	9,708	10,094
Capital	4,708	4,894	4,758	6,130	6,106	6,129
Capital Reserves	392	364	384	392	364	384
Profit Reserves	1,279	765	1,112	1,279	765	1,112
Minority Interest	1,196	1,251	1,210	2,465	2,472	2,469
TOTAL LIABILITIES	21,966	20,865	22,726	32,030	30,229	33,769

INCOME STATEMENT

	GPA Food			GPA Food						Consolidated

				Retail			Cash and Carry

R$ - Million	1Q12	1Q11	Δ%	1Q12	1Q11	Δ%	1Q12	1Q11	Δ%	1Q12	1Q11	Δ%

Gross Sales Revenue	7,371	6,640	11.0%	6,240	5,730	8.9%	1,131	910	24.2%	13,660	12,373	10.4%
Net Sales Revenue	6,656	5,984	11.2%	5,621	5,158	9.0%	1,035	827	25.2%	12,147	10,869	11.8%
Cost of Goods Sold	(4,930)	(4,448)	10.8%	(4,046)	(3,737)	8.3%	(884)	(711)	24.3%	(8,891)	(8,020)	10.9%
Gross Profit	1,726	1,537	12.3%	1,575	1,421	10.8%	151	116	30.8%	3,256	2,848	14.3%
Selling Expenses	(1,039)	(938)	10.8%	(938)	(842)	11.4%	(101)	(95)	6.0%	(2,061)	(1,880)	9.6%
General and Administrative Expenses	(193)	(177)	9.4%	(183)	(167)	9.2%	(11)	(9)	13.7%	(437)	(385)	13.5%
Total Operating Expenses	(1,233)	(1,115)	10.6%	(1,121)	(1,010)	11.0%	(112)	(105)	6.7%	(2,498)	(2,266)	10.3%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	493	422	16.9%	454	411	10.3%	40	11	261.9%	758	583	30.1%
Depreciation and Amortization	(147)	(125)	17.8%	(137)	(118)	15.9%	(10)	(7)	51.4%	(186)	(158)	17.9%
Earnings before interest and Taxes - EBIT	346	297	16.5%	317	293	8.1%	29	4	593.9%	572	425	34.6%
Financial Revenue	106	92	14.6%	98	92	6.6%	8	0		146	133	9.2%
Financial Expenses	(248)	(254)	-2.2%	(233)	(236)	-1.6%	(15)	(17)	-11.3%	(481)	(459)	4.9%
Net Financial Revenue (Expenses)	(142)	(162)	-11.9%	(135)	(144)	-6.8%	(8)	(17)	-54.2%	(336)	(326)	3.1%
Equity Income	4	7	-42.7%	4	7		-	-		5	11	-54.0%
Result from Permanent Assets	(10)	0		(10)	0		(0)	0		7	3	126.5%
Other Operating Revenue (Expenses)	0	(6)		0	(6)		-	-		(2)	(15)	-88.2%
Income Before Income Tax	198	138	43.5%	177	151	17.1%	21	(13)		246	97	152.3%
Income Tax	(51)	(2)		(45)	(6)		(6)	4		(84)	13
Minority Interest - Noncontrolling	14	10	41.7%	14	10	41.7%	-	-		4	22	-79.5%
Net Income - Controlling Shareholders (1)	161	146	10.9%	146	155	-5.8%	15	(9)		167	132	25.8%
Net Income per Share										0.64	0.51	24.4%
Nº of shares (million) ex-treasury shares										260	257

	GPA Food			GPA Food						Consolidated

% Net Sales Revenue				Retail			Cash and Carry

	1Q12	1Q11		1Q12	1Q11		1Q12	1Q11		1Q12	1Q11

Gross Profit	25.9%	25.7%		28.0%	27.6%		14.6%	14.0%		26.8%	26.2%
Selling Expenses	15.6%	15.7%		16.7%	16.3%		9.8%	11.5%		17.0%	17.3%
General and Administrative Expenses	2.9%	3.0%		3.3%	3.2%		1.0%	1.1%		3.6%	3.5%
Total Operating Expenses	18.5%	18.6%		19.9%	19.6%		10.8%	12.7%		20.6%	20.8%
EBITDA	7.4%	7.1%		8.1%	8.0%		3.8%	1.3%		6.2%	5.4%
Depreciation and Amortization	2.2%	2.1%		2.4%	2.3%		1.0%	0.8%		1.5%	1.5%
EBIT	5.2%	5.0%		5.6%	5.7%		2.8%	0.5%		4.7%	3.9%
Net Financial Revenue (Expenses)	2.1%	2.7%		2.4%	2.8%		0.8%	2.1%		2.8%	3.0%
Result from Permanent Assets and Others	0.2%	-0.1%		0.2%	0.1%		0.0%	0.0%		0.0%	0.1%
Income Before Income Tax	3.0%	2.3%		3.1%	2.9%		2.0%	1.6%		2.0%	0.9%
Income Tax	0.8%	0.0%		0.8%	0.1%		0.5%	0.4%		0.7%	0.1%
Minority Interest - noncontrolling	0.2%	-0.2%		0.3%	0.2%		0.0%	0.0%		0.0%	0.2%
Net Income - Controlling Shareholders (1)	2.4%	2.4%		2.6%	3.0%		1.5%	-1.1%		1.4%	1.2%
(1) Net Icome after Minority Interest

* In 1Q11, the net income of GPA Food’s controlling shareholders was recalculated and reduced from R$157 million to R$ 146 million, due to accounting methods between GPA Food and Viavarejo. As a result, minority interest was reduced from R$21 million to R$10 million in 1Q11.

Statement of Cash Flow

(R$ million)	GPA Consolidated
	03.31.2012	03.31.2011

Net Income for the period	162	111
Adjustment for Reconciliation of Net Income	-	-
Deferred Income Tax	32	(32)
Income of Permanent Assets Written-Off	(7)	7
Depreciation and Amortization	194	158
Interests and Exchange Variation	297	264
Adjustment to Present Value	23	(4)
Equity Income	(5)	(11)
Provision for Contingencies	13	27
Provision for low and losses of fixed assets	(2)	(1)
Share-Based Compensation	8	(7)
Allowance for Doubtful Accounts	53	-
	768	513

Asset (Increase) Decreases
Accounts Receivable	399	(420)
Inventories	350	(20)
Taxes recoverable	(116)	(194)
Other Assets	(111)	(196)
Marketable Securities	3	(367)
Related Parties	33	(10)
Judicial Deposits	(67)	(118)
	492	(1,325)

Liability (Increase) Decrease
Suppliers	(1,563)	(696)
Payroll and Charges	(46)	(65)
Taxes and contributions	(123)	41
Contingencies	(15)	(7)
Other Accounts Payable	(74)	85
	(1,733)	(720)

Net Cash Generated from (Used in) Operating Activities	(562)	(1,454)

Cash Flow from Investment and Financing Activities

	GPA Consolidated
	03.31.2012	03.31.2011

Net cash from acquisitions	-	-
Acquisition of Companies	7	-
Capital Increase in Subsidiaries	-	82
Acquisition of Property and Equipment	(228)	(287)
Increase of Intangible Asset	(8)	(59)
Sale of Property and Equipment	28	-
Net Cash Generated from (used in) Investment Activities	(202)	(264)

Cash Flow from Financing Activities
Increase (Decrease) of Capital	1	-
Increase in Minority Interest	-	-
Funding and Refinancing	1,785	2,127
Payments	(2,124)	(1,189)
Interest Paid	(122)	(58)
Dividend Payments	-	(0)
Net Cash Generated from (used in) Financing Activities	(460)	880
Cash and Cash Equivalents at the Beginning of the Year	4,970	4,426
Cash and Cash Equivalents at the End of the Year	3,746	3,588
Change in Cash and Cash Equivalent	(1,224)	(838)

	Breakdown of Gross Sales by Format
(R$ million)	1Q12%		1Q11%		Δ

Pão de Açúcar	1,348	9.9%	1,212	9.8%	11.2%
Extra Hiper (1)	3,411	25.0%	2,958	23.9%	15.3%
Extra Supermercado	1,143	8.4%	1,232	10.0%	-7.2%
Assaí	1,131	8.3%	910	7.4%	24.2%
Others Business (2)	337	2.5%	328	2.7%	2.8%
GPA Food	7,371	54.0%	6,640	53.7%	11.0%

Viavarejo (3)	6,289	46.0%	5,733	46.3%	9.7%
GPA Consolidated	13,660	100.0%	12,373	100.0%	10.4%

	Breakdown of Net Sales by Format
(R$ million)	1Q12%		1Q11%		Δ

Pão de Açúcar	1,213	10.0%	1,091	10.0%	11.2%
Extra Hiper (1)	3,030	24.9%	2,623	24.1%	15.5%
Extra Supermercado	1,044	8.6%	1,119	10.3%	-6.7%
Assaí	1,035	8.5%	827	7.6%	25.2%
Others Business (2)	334	2.8%	325	3.0%	2.9%
GPA Alimentar	6,656	54.8%	5,984	55.1%	11.2%

Viavarejo (3)	5,491	45.2%	4,884	44.9%	12.4%
GPA Consolidado	12,147	100.0%	10,869	100.0%	11.8%

(1) Includes Minimercado Extra sales.
(2) Includes Gas Station and Drugstores sales.
(3) Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom sales.

	Sales Breakdown (% of Net Sales)

	GPA Food		GPA Consolidated
	1Q12	1Q11	1Q12	1Q11

Cash	53.3%	53.2%	40.6%	41.9%
Credit Card	39.2%	39.0%	48.8%	46.8%
Food Voucher	7.4%	7.6%	3.9%	4.9%
Credit	0.1%	0.2%	6.7%	6.4%
Post-Dated Checks	0.1%	0.2%	0.1%	0.1%
Payment Book	0.0%	0.0%	6.6%	6.3%

	Stores Openings/Closings/Conversions per Format
	12/31/2011	Opened	Closed	03/31/2012

Pão de Açúcar	159	0	-1	158
Extra Hiper	132	1	0	133
Extra Supermercado	204	0	0	204
Minimercado Extra	72	0	-1	71
Assaí	59	1	0	60
Ponto Frio	401	1	-2	400
Casas Bahia	544	1	-1	544
Other Business	232	1	-1	232
Gas Satation	78	0	0	78
Drugstores	154	1	-1	154
GPA Consolidated	1,803	5	-6	1,802
Sale Area ('000 m2)	2,821			2,830
Nº of employees ('000)	149			149

1Q12 Results Conference Call and Webcast

Tuesday, May 8, 2012

11:00 a.m. (Brasília time) | 10:00 a.m. (New York) | 3:00 p.m. (London)

Portuguese Conference Call (original language)

+55 (11) 3127-4971

English Conference Call (simultaneous interpreting)

+1 (516) 300-1066

Webcast:http://www.gpari.com.br

Replay

+55 (11) 3127-4999

Code for audio in Portuguese:20125656

Code for audio in English:19996509

http://www.gpari.com.br

CONTACTS

Investor Relations - GPA and Viavarejo Phone: (11) 3886-0421 Fax: (11) 3884-2677 gpa.ri@grupopaodeacucar.com.br Website:www.gpari.com.br www.globex.com.br/ri

Media Relations - GPA

Phone: (11) 3886-3666

imprensa@grupopaodeacucar.com.br

Media Relations - Viavarejo

Phone: (11) 4225-9228

imprensa@viavarejo.com.br

Social Media News Room

http://imprensa.grupopaodeacucar.com.br/category/gpa/

Twitter – Media

@imprensagpa

Casa do Cliente – Customer Service Pão de Açúcar:0800-7732732 / Extra: 0800-115060 Ponto Frio:(11) 4002-3388/Casas Bahia:(11) 3003-8889

"The financial information contained in the financial statements are presented in accordance with accounting practices adopted in Brazil and refer to the first quarter of 2012 (1Q12), except where otherwise noted, with comparisons made over the same period last year."

"Any and all information derived from non-accounting or not accounting numbers has not been reviewed by independent auditors."

"For the calculation of " EBITDA" Earnings Before Interest, Taxes, Depreciation and Amortization, According to the table on page 6.

The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and were not closed for 7 consecutive days or more in this period. Acquisitions are not included in the same-store calculation base in the first 12 months of operation.

Grupo Pão de Açúcar adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended March 2012 was 7.24%

About Grupo Pão de Açúcar and Viavarejo: Grupo Pão de Açúcar is Brazil’s largest retailer, with a distribution network comprising approximately 1,800 points of sale and electronic channels. The Group’s multiformat structure consists of GPA Food and Viavarejo.GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores.GPA Food’s business is classified as Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas stations).Viavarejo’s operations consist of bricks-and-mortar stores selling electronics/home appliances and furniture (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br).Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are therefore subject to change.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information

Companhia Brasileira de Distribuição ("Company" or “GPA”), directly or through its subsidiaries (“Group”) operates in the food retailer, clothing, home appliances and other products segment through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar, "Extra", "Extra Eletro", “Extra Perto”, “Extra Fácil”, “Assai”, “Ponto Frio,” “Casas Bahia," “Casas Bahia.com,” “Extra.com” and “Ponto Frio.Com”. The registered office is located at São Paulo, SP, Brazil.

Founded in 1948, the Company has 149 thousand employees, 1,802 stores in 20 Brazilian states and in the Federal District and a logistics infrastructure comprised of 52 warehouses located in 14 states at March 31, 2012.The Company’s shares are traded on the Level 1 Corporate Governance segment of the São Paulo Stock Exchange and its shares are listed at the São Paulo and New York Stock Exchanges (ADR level III).

The Company is controlled by Wilkes Participacoes SA ("Wilkes"), which, in turn, is jointly controlled by the Casino Group and the Diniz family, which also split the voting rights of Wilkes. Mr. Abilio dos Santos Diniz is the chairman of the Board of Directors of Wilkes.

Mr. Abilio dos Santos Diniz is the chairman of the Board of Directors of the Company since 2003 and Wilkes since 2006. Under the shareholders agreement entered into on November 27, 2006, between the Diniz Family and Casino Group, acting as controlling shareholders of Wilkes ("Wilkes Shareholders Agreement") between June 22, 2012 and June 21, 2014 , the Casino Group is entitled to appoint the chairman of the Board of Directors of Wilkes for the remaining term of the Shareholders Agreement of Wilkes (whose term is up June 21, 2045), through a notification in writing to the Group Diniz.

The exercise of this right will mean a change in the governance of the GPA, resulting in the Casino Group to become, by Wilkes, the sole shareholder of the Company. In this case, Mr. Abilio dos Santos Diniz have the right to veto and the other rights as “Wilkes Shareholders Agreement”. Accordingly, on March 21, 2012, the Casino Group informed the Company that it had notified the Diniz family expressing their intention to elect the President of the Board of Directors of Wilkes on June 22, 2012.

More details of the Shareholders Agreement of Wilkes and the CBD Shareholders' Agreement can be obtained in item 15.5 of Reference Form of the Company.

On May 30, 2011, the Casino Group requested the arbitration proceedings in accordance with the standards of the International Court of Arbitration of International Chamber of Commerce, against Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D'Avila, Adriana Falleiros dos Santos Diniz, John Paul Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz and Península Participacões Ltda. On 1 July 2011, the Casino Group requested the other procedure of arbitration in accordance with the standards of the International Court of Arbitration of International Chamber of Commerce, with the required parties mentioned above and the Company. Both arbitrations were unified into a single procedure and a three-member arbitral tribunal was constituted to decide the dispute. This unified arbitration is subject to the confidentiality and aims to ensure compliance with the Shareholders Agreement of CBD and the Shareholders' Agreement of Wilkes.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

1.  Corporate information -- Continued

Restructuring Via Varejo

On December 14, 2011 the Board of Directors of the Via Varejo (“Via Varejo”) approved a formal plan for the closure of 88 Ponto Frio stores, by prior approval of the Administrative Council for Economic Defense (“CADE”) as required by Preserve Reversibility of Operation Agreement (“APRO”). On December 31, 2011, the Company communicated parties involved (employees, store owners, trade accounts payables and others) and recorded a provision for the closure of the stores in the amount of R$34,000, and R$20,000 related to the net value of fixed assets and R$14,000 to other expenses related to the closure. For purposes of consolidated quarterly financial information, the rights of use related to such stores in the amount of R$ 10,416 were accrued for losses.

On February 15, 2012, the shareholders of Via Varejo approved the change of name of company "Globex Utilidades S.A." to "Via Varejo S.A." in a meeting in general assembly.

In the three-month period ended March 31, 2012 there were not new events that impacted the provision effected.

2.  Basis of preparation

The quarterly financial information of the parent company and consolidated have been prepared in line with different valuation basis used in accounting estimates.

The items included in the quarterly financial information of the parent company of each one of the Company’s subsidiaries were measured by adopting the currency of the main economic scenario where the subsidiary operates (“functional currency”).

The quarterly financial information of the parent company and consolidated are stated in Brazilian reais, which is the functional and reporting currency of the Company and its subsidiaries.

The quarterly financial information for the three-month period ended March 31, 2012 was approved by the Board of Directors at May 07, 2012.

The parent company and consolidated quarterly financial information were prepared and reported according to the technical pronouncement CPC 21 - Interim Financial Reporting, issued by the Brazilian Accounting Pronouncements Committee (CPC) and IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board - IASB, respectively, applicable to the preparation of quarterly financial information and presented in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission.

In the individual quarterly financial information, the investments in subsidiary are stated by the equity method, while for the purposes of international accounting standards issued by the International Accounting Standard Board - IASB, these would be stated at cost or fair value.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

2. Basis of preparation -- Continued

However, there are no differences between shareholders’ equity and consolidated result reported by the Company, shareholders’ equity and statement of income of controlling entity in its individual quarterly financial information.

Non-financial data included in these quarterly financial information, such as number of employees  and number of stores, among others, were not subject to review by independent auditors.

3. Basis for consolidation

a)    Interest in subsidiaries, associates and joint ventures:

Investment interest - %
	03.31.2012		12.31.2011
Holdings	GPA	Indirect	GPA	Indirect
Subsidiaries:
Novasoc Comercial Ltda. (“Novasoc”)	10.00	-	10.00	-
Sé Supermercado Ltda. (“Sé”)	93.10	0.69	93.10	0.69
Sendas Distribuidora S.A. (“Sendas”)	18.33	76.04	18.33	76.04
Pão de Açúcar Fundo de Investimento em Direitos Creditórios (“PAFIDC”)	9.64	1.13	9.04	1.06
PA Publicidade Ltda. (“PA Publicidade”)	100.00	-	100.00	-
Barcelona Comércio Varejista e Atacadista S.A.(“Barcelona”)	-	93.79	-	93.79
CBD Holland B.V.	100.00	-	100.00	-
CBD Panamá Trading Corp.	-	100.00	-	100.00
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	94.36	-	94.36
Vedra Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Bellamar Empreend. e Participações Ltda.	-	93.10	-	93.10
Vancouver Empreend. e Participações Ltda.	100.00	-	100.00	-
Bruxellas Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Monte Tardeli Empreendimentos e Participações S.A.	99.00	1.00	99.00	1.00
GPA Malls & Properties Gestão de Ativos e Serviços. Imobiliário Ltda. (“GPA M&P”)	89.42	9.85	89.42	9.85
GPA 2 Empreed. e Participações Ltda.	99.90	0.10	99.90	0.10
GPA 4 Empreend. e Participações S.A.	99.00	1.00	99.00	1.00
GPA 5 Empreend. e Participações S.A.	99.00	1.00	99.00	1.00
GPA 6 Empreend. e Participações Ltda.	99.90	0.10	99.90	0.10
ECQD Participações Ltda.	100.00	-	100.00	-
API SPE Planej. e Desenv. de Empreed. Imobiliários Ltda.	100.00	-	100.00	-
Lake Niassa Empreend. e Participações Ltda.	-	52.41	-	52.41
Via Varejo S.A. (“Via Varejo”) – previously Globex Utilidades S.A.	52.41	-	52.41	-
Globex Administração e Serviços Ltda. (“GAS”)	-	52.41	-	52.41
Nova Casa Bahia S.A. (“NCB”)	-	52.41	-	52.41
Ponto Frio Adm e Importação de Bens Ltda.	-	52.40	-	52.40
Rio Expresso Com. Atacad. De Eletrodoméstico Ltda.	-	52.41	-	52.41
Globex Adm. Consórcio Ltda.	-	52.41	-	52.41
PontoCred Negócio de Varejo Ltda.	-	52.41	-	52.15
Nova Extra Eletro Comercial Ltda.	0.10	52.36	0.10	52.36
Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”)	39.05	31.11	39.05	31.11
E-HubConsult. Particip. e Com. S.A. (“E-Hub”)	-	70.16	-	70.16
Nova Experiência Pontocom S.A.	-	70.16	-	70.16
Sabará S.A.	-	52.41	-	52.41
Casa Bahia Contact Center Ltda.	-	52.41	-	52.41

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

3.      Basis for consolidation – Continued

a) Interest in subsidiaries, associates and joint ventures: -- Continued

Interest in investees - %
	03.31.2012		12.31.2011
Holdings	GPA	Indirect	GPA	Indirect
Globex – Fundo de Investimento em Direitos Creditórios (“Globex FIDC”)	-	7.79	-	7.86
Ponto Frio Leasing S.A.	-	26.21	-	26.21
Associates and Joint Ventures:
Financeira Itaú CBD – FIC	-	40.76	-	40.76
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	13.10	-	13.10
Dunnhumby Brasil Cons. Ltda.	2.00	-	2.00	-
Banco Investcred Unibanco S.A.	-	26.21	-	26.21
FIC Promotora de Vendas Ltda.	-	40.76	-	40.76

All interest in subsidiaries, associates and joint ventures were calculated considering the percentage held by the parent GPA or its subsidiaries. The consolidation not necessarily reflect these percentages, as some companies have shareholders’ agreement that the Company have control and, therefore allows the full consolidation.

b)    Subsidiaries

The consolidated quarterly financial information include the financial information of all subsidiaries over which the parent company exercises control directly or indirectly.

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies and generally holds shares of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control. They are de consolidated from the date that control ceases.

The quarterly financial information of the subsidiaries are prepared on the same closing date as those of the Company, using consistent accounting policies. All intragroup balances, including income and expenses, unrealized gains and losses and dividends resulting from intragroup transactions are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in shareholders’ equity.

Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

The primary direct or indirect subsidiaries, included in the consolidation and the percentage of the company’s interest comprise:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

3.      Basis for consolidation – Continued

b)   Subsidiaries -- Continued

i.    Novasoc

Although the Company’s interest in Novasoc represents 10% of its shares, Novasoc is included in the consolidated quarterly financial information as the Company controls 99.98% of the Novasoc’s voting rights, pursuant to the shareholders’ agreement. Moreover, under the Novasoc shareholders’ agreement, the appropriation of its net income does not require to be proportional to the shares of interest held in the company.

ii.   PAFIDC and Globex FIDC

The Company consolidates the quarterly financial information of PAFIDC and Globex FIDC that represents investments funds established for the purpose of conducting the securitization of receivables of the Company and its subsidiaries. The consolidation is justified by the fact that the default risks, custody and administration expenses related to the fund are linked to subordinated shares owned by the Company and its subsidiaries.

iii.  Via Varejo

The Company consolidates the quarterly financial information of Via Varejo (previously Globex), a subsidiary that concentrates the Group’s electric and trade electronic products, operating under the brands “Ponto Frio”and “Casas Bahia”. The Company also operates  through its controlled entity Nova Pontocom, in e-commerce of any product for the consumer by the websites: www.extra.com.br, www.pontofrio.com  and www.casabahia.com.br.

iv.  Sendas

The Company directly or indirectly holds 94.37% of Sendas’ capital, which operates in retail trade segment, mainly in the State of Rio de Janeiro. For further information on the acquisition of non-controlling interest, see Note 14 (a ii).

v.   GPA M&P

In 2011, the Company began organizing a subsidiary, GPA M&P, for the purpose of managing and capitalizing its real estate assets.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

3. Basis for consolidation – Continued

b)   Subsidiaries -- Continued

v. GPA M&P -- Continued

The Company entered into 3 (three) private property swap agreements with different developers, all subject to certain conditions. Consequently, the Company and its subsidiary Sé transferred 2 (two) through a barter transaction properties valued at R$14,000, and R$1,656, to GPA M&P, as capital increase, on May 18, 2011 and July 5, 2011, respectively. GPA M&P’s capital is thus distributed to the Company, 89.42%, and Sé, 10.58%.

Regarding the barter transaction referenced above, on December 6, 2011, the GPA M&P had signed a Barter Agreement with Cyrela Polinésia Empreendimento Imobiliários Ltda. (“Cyrela”) pursuant to the exchange of the property belonging to GPA M&P in exchange for 24.2% of the sales area of the completed real estate development and a retail store to be built by Cyrela on the site. Regarding that real estate project, it would point out the following:

(i)            The name of the real estate development is THERA FARIA LIMA | PINHEIROS;

(ii)          The objective of the development is to establish a condominium building, composed of 3 (three) sectors: (a) the “THERA RESIDENCE” residential sector, a 36 (thirty-six) floor building with 397 (three hundred ninety-seven) apartments; (b) the “THERA OFFICE” commercial sector, consisting of a 30 (thirty) floor building with 575 (five hundred seventy-five) offices; and (c) the retail sector, which will have 1 (one) store located on the ground floor;

(iii)        The term for project completion and delivery of the exchanged units is 52 (fifty-two) months from the development sales launch date (that occurred at December 18, 2011);

(iv)        Cyrela is solely and exclusively responsible for execution of the real estate development, as well as for the sale of the independent units, except the store;

(v)         The barter between Cyrela and GPA M&P is not intended to establish a civil or commercial partnership or association between the companies;

(vi)        Cyrela will be solely and exclusively responsible for all costs, including approval costs, related to potential modifications to the original project design; and

(vii)       Cyrela is exclusively responsible for approval of the construction design plan and for all other plans necessary for the development of the real estate project.

c) Associates – BINV and FIC

The Company’s investments in its associates FIC and BINV, both entities that finance sales directly to GPA customers are result of an association between Banco Itaú Unibanco S.A. (“Itaú-Unibanco”) with GPA and Via Varejo. Such investments are accounted for using the equity method. An associate is an entity in which the Company has significant influence, but not the control.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

3. Basis for consolidation – Continued

c) Associates – BINV and FIC -- Continued

Prevailing decisions related to the operational and financial management of BINV and FIC belongs to Itaú-Unibanco.

Under the equity method, the investment in the associate valued by cost, also reflecting changes in the Company’s share of net assets of the associate after the acquisition.

The statement of income for the period reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the shareholders’ equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in shareholders’ equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The profit sharing of associates is shown on the statement of income for the period as equity method results, corresponding to the income attributable to equity holders of the associate and, therefore, to the income  after tax and non-controlling interests in the subsidiaries of the associates. The quarterly financial information of the associates are prepared for the same closing date as the parent Company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an additional loss due to non-recoverability on the Company’s investment in its associates. The Company determines at each balance date whether there is any evidence that the investment in the associate will not be recoverable. If applicable, the Company calculates the impairment amount as the difference between the investment recoverable value of the associate and its carrying amount and recognizes the loss in the statement of income for the period.

Upon loss of significant influence over the associate, the Company measures and recognizes any remaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from write-off are recognized in the statement of income for the period.

d)  Interest in joint venture – Bartira

The Company maintains an indirect interest joint venture named Indústria de Móveis Bartira Ltda. (“Bartira”), in which the participants GPA through its subsidiary NCB, with 25% and Klein Family through Casa Bahia Comercial Ltda. (“Casa Bahia”), with 75% entered into a partnership agreement setting forth the joint control over the entity’s operational activities.

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ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

3. Basis for consolidation – Continued

d)  Interest in joint venture – Bartira -- Continued

The partnership agreement requires the unanimous resolution of participants in the financial and operational decision-making process. The Company recognizes its interest in the joint venture using the proportional consolidation method. In addition, it combines the proportional amount of each asset, liabilities, income and expenses of joint venture with similar items line by line  in its consolidated quarterly financial information. The joint venture quarterly financial information are prepared for the same period adopted by the Company.

Below the main lines of condensed quarterly financial information of the Bartira entity jointly controlled by the Company:

	03.31.2012	12.31.2011

Current assets	127,166	130,564
Noncurrent assets	59,752	60,258
Total assets	186,918	190,822

Current liabilities	78,281	87,216
Noncurrent liabilities	653	1,177
Shareholders’ equity	107,984	102,429
Total liabilities and shareholders’ equity	186,918	190,822

	03.31.2012	03.31.2011
Income (loss):
Net revenue from sales and/or services	120,649	118,839
Net before income tax	7,180	1,389
Net income for the period	5,555	767

4.    Main accounting practices

a)  Financial instruments

Financial instruments are recognized as of the date on which the Company enters into the contract. When recognized, they are recorded at their fair value plus the transaction costs that are directly attributable to their acquisition or issuance. Their subsequent measurement occurs every balance sheet date according to the rules established for each type of financial asset and liability.

 (i) Financial assets

Initial recognition and measurement

Financial assets held by the Company within the scope of CPC 38 (IAS 39), are classified as financial assets measured at their fair value through statement of income, loans, receivables, derivatives financial instruments designated as hedge instruments and investments held to maturity. The Company determines the classification of its financial assets at initial recognition.

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ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Main accounting practices -- Continued

a)  Financial instruments – Continued

(i)  Financial assets – Continued

Initial recognition and measurement– Continued

Financial assets are initially recognized and measured at fair value through income and transaction costs, expensed in the period. Loans and receivables are carried at amortized cost.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (negotiations under regular conditions) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

The Company’s financial assets include cash and cash equivalents, trade accounts receivables, related party receivables, escrow deposits and derivatives financial instruments.

Subsequent measurement

Assets are classified among categories mentioned below, according to the purpose to which they were acquired or issued:

•         Financial assets at fair value through profit or loss: are measured at their fair value at each balance sheet date. Interest rates, monetary variaton, exchange variation and variations deriving from the valuation at fair value are recognized in the statement of income for the period as financial income or financial expenses when incurred. The financial assets are classified as financial assets at the fair value in income if acquired for the purpose of selling or repurchasing in the short term, with changes recognized in financial income or financial expense.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

a)  Financial instruments -- Continued

(i)  Financial assets -- Continued

Subsequent measurement -- Continued

•           Loans and receivables:  are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After the initial recognition, they are measured using amortized cost through the effective interest rate method. Interest income, monetary restatement and exchange variation, less impairment losses, where applicable, are recognized in the statement of income as financial income or financial expenses when incurred.

•           Assets and liabilities held to maturity: are financial assets and liabilities which cannot be classified as loans and receivables, for being marketable in the active market. In this case, these financial assets are acquired with the intention and financial capacity to their maintenance in the Company portfolio until maturity. They are measured at acquisition cost, plus monetary restatement through income, using the effective interest rate.

Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•       The rights to receive cash flows from the asset have expired; and

•       The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under a “pass-through” arrangement; and either (a) the Company has transferred substantially all the risks and benefits related to the asset; or (b) the Company has neither transferred nor retained substantially all the risks and benefits related to the asset, but has transferred its control.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement and has neither transferred nor retained substantially all the risks and benefits related to the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

a)  Financial instruments -- Continued

(i)   Financial assets -- Continued

Derecognition of financial assets - Continued

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company.

Impairment of financial assets

On the balance sheets dates, the Company verifies if there is any sign of impairment of an asset or group of financial assets. The impairment of an asset or group of financial assets is only considered if there are objective evidence resulting from one or more events occurred after the asset initial recognition (“loss event”), and if said event affects the estimated future cash flows of asset or group of financial assets, which can be safely estimated. The evidence of impairment may include signs that debtors (or group of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal, probability of filing for bankruptcy or another type of financial reorganization and when these data point a measurable drop in future cash flows, such as, default interest variations or economic conditions related to defaults.

The loss amount is measured as the difference between the carrying amount of asset and the present value of the estimated future cash flows (excluding future credit losses not incurred) discounted by the original effective interest rate of the financial asset. The asset’s carrying amount decreases when provision is used and the loss is recognized in the statement of income for the period. Interest income is recorded in the quarterly financial information as part of the financial income.

If, in subsequent period, the impairment decreases and this reduction can be objectively associated with an event occurred after the recognition of the provision (such as an improved debtor’s credit rating), the reversal of impairment previously recognized is registered in the consolidated statement of income for the period. If the write-off is later recovered, this recovery is also registered in the statement of income for the period.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

a)  Financial instruments -- Continued

(i)     Financial assets -- Continued

Held-to-maturity financial assets

Referring to the financial held-to-maturity, the Company firstly verifies if there are objective evidence of impairment individually for the financial assets which are individually relevant or collectively for the assets, which, are not relevant individually. If the Company determines the nonexistence of objective evidence of impairment of a financial asset evaluated on an individual basis, whether or not this loss is material, the Company classifies it into a group of financial assets with similar credit risk characteristics, which are evaluated collectively. The assets evaluated on an individual basis as to impairment or to which the impairment is (or still is) recognized are not included in the overall losses evaluation.

In the event of objective evidence of impairment, the corresponding loss amount is calculated as the difference between the carrying amount of assets and the present value of estimated cash flows (excluding estimated credit losses and not incurred yet). The present value of estimated cash flows is discounted at the financial assets original interest rate. If a financial asset bears variable interest rates, the discount to measure eventual impairment will be the interest rate effective at the present date.

The asset’s carrying amount is reduced through an allowance and the amount of the loss is recognized in the statement of income for the period. The financial income is still accumulated over the carrying amount less the interest rate used to discount the future cash flows in order to measure the impairment. In addition, the interest income is recorded as part of the financial income (loss) in the statement of income for the period. Loans and receivables, together with respective provisions, are written off when there is no real prospect of future recovery and all guarantees have been realized or transferred to the Company. If in the subsequent year, the amount of estimated loss of recoverable value suffers any variation due to an event occurred after its recognition, an adjustment is made in the allowance account. If a write-off is later recovered, it is recorded a revenue to financial expenses in the statement of income for the period.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

a)   Financial instruments -- Continued

(i)      Financial assets -- Continued

Trade accounts receivable

Trade accounts receivable are non-derivative financial assets with fixed payments or that may be calculated, without quote on the active market. After initial measurement, these financial assets are subsequently measured at the amortized cost according to the effective interest rate method, less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs composing the interest rate method. The interest rate method amortization is included in the net financial income (loss) under the statement of income for the period. Impairment expenses are recognized in the statement of income for the period.

The Company securitizes its accounts receivable through special purpose entities, the PAFIDC and Globex FIDC. (see note 10).

Trade accounts receivable deriving from business agreements are related to cash considerations received from trade accounts payable, contractually established and calculated over purchase volumes, marketing actions and freight cost reimbursements, among other modalities.

(ii)    Financial liabilities

The financial liabilities within the scope of CPC 38 (IAS 39) are classified as loans or financings or derivatives financial instruments designated as hedge instruments in an effective hedge relationship, where applicable. The Company defines the classification of the financial assets and liabilities in the initial recognition.

All financial liabilities are recognized initially at fair value, and in the case of loans and financings, plus directly attributable transaction cost.

The Company’s financial liabilities include trade and other payables, bank overdraft accounts, loans and financings, debentures and derivative financial instruments.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

a)  Financial instruments -- Continued

(ii)   Financial liabilities -- Continued

Subsequent measurement

After initial recognition, interest bearing loans and financings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of income for the period  when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged,  cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income for the period

Offsetting of financial instruments

Financial assets and financial liabilities are offset and stated net in the quarterly financial information only if recognized amounts can be offset and if there is an intention of settling them on a net basis or realize the assets and settle the liabilities simultaneously.

Note 19 contains an analysis of the financial instruments’ fair value and further details on how these are measured.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

a)  Financial instruments -- Continued

(ii)    Financial liabilities -- Continued

Put options granted to non-controlling shareholders

The classification of equity instruments issued by the Company in equity or debt depends on each instrument’s specific characteristics. An instrument is deemed to be an equity instrument when the following two conditions are met: (i) the instrument does not contain a contractual obligation to deliver cash or another financial asset to another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; and (ii) in the case of a contract that will or may be settled in the Company’s own debt instruments, it is either a non-derivative that does not include a contractual obligation to deliver a variable number of the Company’s own equity instruments, or a derivative that should be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments.

Accordingly, instruments that are redeemable at the Company’s discretion and for which the remuneration depends on the payment of a dividend are classified in shareholders’ equity.

When the Company has a present ownership interest in the shares subject to an option agreement, no noncontrolling interest is recorded and the shares subject to the instrument are accounted for as  own shares. The Company’s policy is to treat any liability associated with the instrument as a liability under CPC 15 (IFRS 3) with changes recognized as contingent consideration against goodwill. Changes to the liability related to the passage of time such as the unwinding of a discount rate or monetary restatement are recognized as financial expense.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

a)   Financial instruments -- Continued

(ii)    Financial liabilities -- Continued

Reclassification of debt and equity instruments

In order to reclassify debt and equity instrument, the Company shall record them as follows:

•       reclassify an equity instrument (shareholders’ equity) as debt instrument (financial liability) as of the date the instrument no longer shows all its characteristics and conditions necessary to support its recognition. The financial liability shall be measured by fair value of instrument on the reclassification date. The Company shall recognize in shareholders’ equity any difference between the carrying amount of equity instrument and the fair value of financial liability on the reclassification date; and

•       reclassify a debt instrument as equity instrument (shareholders’ equity) as of the date it shows all the characteristics and meets all the conditions related to its recognition, as set forth by CPC 39 (IAS 32). The equity instrument shall be measured by carrying amount of debt instrument on the reclassification date.

b) Hedge accounting

The Company uses derivative financial instruments such as, interest rate swaps and exchange variation. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in fair value on derivatives are taken directly to statement of income for the period.

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ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

b) Hedge accounting -- Continued

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting, and its risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods of the financial reports for which they were designated.

For the purposes of hedge accounting, hedges are classified as fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability.

Hedges which meet the criteria for hedge accounting are accounted, for the transactions held by the Company, as fair value hedges, adopting the following procedures:

•     The change in the fair value of a derivative financial instrument classified as interest rate hedge is recognized as financial income (loss). The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the statement of income for the period;

•      For fair value hedges relating to items carried at amortized cost, the adjustment to carrying amount is amortized in the statement of income over the remaining term to maturity. Effective interest rate amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged;

•      If the hedge item is derecognized, the unamortized fair value is recognized immediately in the statement of income for the period; and

•      In calculating fair value, debt and swaps are measured using rates published in the financial market and projected to the date of maturity, the discount rate used to calculate the interpolation method of foreign currency loans, is developed through curves DDI, Clean Coupon and DIxIene, indexes disclosed by BM&F Bovespa and loans in national currency, the curve is used DI index, published by CETIP and calculated by the method of exponential interpolation.

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ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

c)  Cash and cash equivalents

In accordance with CPC 03 (IAS 7), cash and cash equivalents consist of cash, investments that are short term, highly liquid, readily convertible to known amounts of cash and subject to an insignificant risk of changes in value with intention and possibility of rescued in short term. Bank overdrafts are included in current liabilities in the quarterly financial information.

d)  Inventories

Inventories are carried at the lower of cost or net realizable value. The cost of inventories purchased is recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary so that make inventories available for sale in the Company’s stores, net of rebates received from suppliers.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

Inventories are also reduced by an allowance for losses and breakage, which are periodically reviewed and evaluated as to it is adequacy.

e)  Present value adjustment of assets and liabilities

Current monetary assets and liabilities, when relevant, and noncurrent assets and liabilities, are adjusted to their present value. The present value adjustment is calculated taking into account contractual cash flows and the respective explicit or implied interest rates.

Embedded interest rates on revenues, expenses and costs associated with said assets and liabilities are adjusted to the appropriate recognition in conformity with the accrual basis of accounting. The present value adjustment is recorded in those items, subject to the application of rule and “Financial income (loss)” as corresponding entry.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

f)   Impairment of non-financial assets

The impairment test intends to provide the actual net realizable value of asset. This realizable can be directly or indirectly, respectively, by sale or by the cash generation through the asset’s use in the Company's activities.

Annually the Company assesses the impairment test in their tangible or intangible assets or when there is any internal or external evidence that the asset may have a loss of recoverable amount.

An asset’s recoverable amount is the highest between the asset’s fair value or the value in use of its cash-generating units (CGU), unless the asset does not generate cash inflows that are largely independent from cash inflows of other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered non-recoverable and is written down to its recoverable amount. In assessing the recoverable amount, the estimated future cash flows are discounted to their present value, “except to impairment test of deferred taxes", using a pre-tax discount, which represents the Company’s cost of capital (“WACC”), before taxes, that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in the statement of income for the year in those expense categories consistent with the function of the impaired asset. A previously recognized impairment loss is reversed, “except to the goodwill that cannot be reverted in future period”, if has been a change in the assumptions used to determine the asset’s recoverable amount in its mostly recent initial recognition.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

g)  Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. Such cost includes the amount of replacing a component of the equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant components of property and equipment are replaced, the Company recognizes such components as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized in the carrying amount of the equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the statement of income as incurred.

Assets category	Annual average depreciation rate %

Buildings	2.50%
Improvements	4.20%
Data processing equipment	10.00 to 50.00%
Facilities	4.20 to 10.00%
Furniture and fixtures	8.30 to 33.30%
Vehicles	20.00%
Machinery and equipment	2.80 to 50.00%
Decoration	20.00%

Items of property and equipment and any significant part are derecognized when no future economic benefits are expected from its use or disposal.  Any gain or loss arising on derecognition of the assets (calculated as the difference between the revenue of divestiture and the carrying amount of the asset) is included in the statement of income for the period.

h)  Borrowing costs

In accordance with CPC20 (R1) - Borrowing Costs borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale (qualifying asset) are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the year that they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.         Significant accounting policies -- Continued

i)   Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses. Intangible assets internally generated, excluding capitalized software development costs, are not capitalized and the expenditure is reflected in the statement of income for the period when incurred.

Intangible assets consist mainly of purchased software acquired from third parties, software developed for internal use and commercial rights (stores’ right to use), list of customers, profitable lease agreements, profitable supply agreements of furniture and trade names.

Intangible assets with definite useful lives are amortized by the straight-line method. Assets with definite useful lives represented by profitable lease agreement and profitable supply agreement of furniture are amortized according to the economic benefits raised by agreements and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method are reviewed, at least, at the end of each year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting assumptions. The amortization expenses on intangible assets with definite useful lives are recognized in the statement of income for the period in the corresponding category consistent with the function of the intangible asset.

Software development costs recognized as assets are amortized over their estimated useful lives, which is 10 (ten) years.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment at each year-end or whenever there is an indication that their carrying amount cannot be recovered, either individually or at the cash generating unit level.  The assessment is reviewed annually to determine whether the indefinite useful life continues to be valid.  If not, the change in useful life from the indefinite to definite is made on a prospective basis.

Gains or losses when applicable, arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, being recognized in the statement of income for the year when the assets are write off.

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

j)   Classification of assets and liabilities as current and non-current

Assets (excluding deferred income and social contribution tax) that are expected to be realized in or are intended for sale or consumption within twelve months after the balance sheet date, are classified as current assets. Liabilities (excluding deferred income and social contribution tax) that are expected to be settled within twelve months as of the balance sheet date are classified as current. All others assets and liabilities (including deferred taxes) are classified as “noncurrent”.

All deferred tax assets and liabilities are classified as noncurrent assets or liabilities, net by consolidated entity.

k)  Leasing

The determination of whether an arrangement is, or contains leasing, is based on the substance of the arrangement at inception date,i.e., whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Company as a lessee

Financial lease agreements, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are allocated between finance charges and reduction of leasing liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of income for the period.

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shortest of the estimated useful life of the asset and the lease term.

Lease agreements are classified as operating leasing when there is no transfer of risk and benefits incidental to ownership of the leased item.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

k)   Leasing  – Continued

Company as a lessee - Continued

The installment payments of leasing (excluding costs of services, such as insurance and maintenance) classified as operating lease agreements are recognized as expenses, according to their accrual basis, during the lease term.

Contingent rents are recognized as expenses in the periods that they are earned.

Company as a lessor

Lease agreements where the Company does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating lease. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the agreement term on the same bases as rental income.

Contingent rents are recognized as revenue in the period in which they are earned.

l)   Provisions

Provisions are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of income, net of any reimbursement.

m) Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability at the end of the year, based on the minimum mandatory dividends established by the statutory law. Any amount above of that amount is only recorded at the date on which such incremental dividends are approved by the Company’s shareholders.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

n)  Prepaid Revenue

The prepaid revenue are recognized by the Company through the anticipation of amounts received from business partners for exclusivity intermediation service of additional or extended guarantees and recognized in income by the evidence service in the sale of these guarantees with the business partners.

o) Shareholders’ equity

Common and preferred shares are classified as shareholders’ equity.

When any related party purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from capital of Company’s shareholders until the shares are cancelled or reissued. When such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs, is included in capital of the Company’s shareholders. No gain or loss is recognized on the purchase, sale, issuance or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration is recognized in other capital reserves.

p) Share-based payment

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

In situations where equity instruments are issued and some of the goods or services received by the Company as a counter-provision can not be specifically identified, the identified goods or services not received (or to be received) are measured as the difference between the fair value of operation of share-based payment and the fair value of any identifiable goods or services received at the grant date. Then, the value is capitalized or released as expense, as appropriate.

Equity-settled transactions

When any related party purchase the Company's shares (treasury shares), the consideration paid including any directly attributable cost is deducted from equity until the shares are canceled or reissued. When such shares are subsequently reissued, any consideration paid, net of costs attributable transaction, is included in equity. There is no gain or loss recognized in the purchase or sales issue or cancellation of equity instruments. Any difference between book value and the consideration paid is recorded as capital reserve.

The cost of equity-settled transactions is recognized, together with a corresponding increase in shareholders’ equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity instruments at each reporting date until the vesting date, reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments to be acquired.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

p) Share-based payment -- Continued

Equity-settled transactions -- Continued

The expense or income for each period represents the movement in cumulative expense recognized at the beginning and end of period. No expense is recognized for services that will not complete its acquisition period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where an equity instrument is modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

In case of cancellation of an equity instrument, it is treated as if it totally vested on the date of cancellation, and any expense not yet recognized for the premium, recognized immediately in the statement of income. This includes any premium where non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grants on the date that it is granted, the cancelled grant and new plan are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transaction are treated equally.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (see note 25).

q) Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares of each category outstanding during the period, excluding shares issued in payment of dividends and treasury shares.

Diluted earnings per share are calculated as follows:

•       numerator:  earnings for the period; and

•       denominator:  the number of shares of each category is adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement would have a dilutive impact on earnings per share.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

r)   Determination of net income

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranty and insurance policy brokerage.  Specifically in this case, the Company operates as an agent, and revenue is recognized on a net basis, which reflects the commission received from insurance companies. The following specific recognition criteria must also be met before revenue is recognized:

(i)  Revenue

a)  Sales of goods

Revenues are recognized at the fair value of the consideration received or receivable for the sale of goods and service. Revenues from the sale of products are recognized when their value can be measured reliably, all risks and benefits inherent to the product are transferred to the buyer, the Company no longer has the control or responsibility over the goods sold and the economic benefits generated to the Company are probable. Revenues are not recognized if their realization is uncertain.

b)  Interest income

For all financial instruments measured at amortized cost, interest income or expense is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in the financial income (loss) under the statement of income for the period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

r)   Determination of net income -- Continued

(ii)    Cost of goods sold

The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from trade accounts payables, changes in inventory and logistics costs.

Bonus received from trade accounts payables is measured based on contracts and agreements signed with trade accounts payables.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising warehousing, handling and freight costs incurred until the availability of goods for sale. The transport costs are included in the acquisition costs.

(iii)   Selling expenses

The selling expenses consist of all store expenses, such as salaries, marketing, occupancy, maintenance, etc.

(iv)   General and administrative expenses

The general and administrative expenses correspond to overheads and the cost of corporate units, including the purchasing and procurement, IT and finance functions.

(v)    Other operating expenses, net

The other operating income and expense correspond to the effects of major events occurring during the period that do not meet the Company’s definition for the other statement of income line items.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies -- Continued

r)   Determination of net income -- Continued

(vi)   Financial result

Finance expenses include, substantially, all expenses generated by net debt and the receivables securitization during the period offset by capitalized interest, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, finance charges on lawsuits and taxes interest charges on financial lease, as well as discounting adjustments.

Finance income includes income generated by cash and cash equivalents and escrow deposits, gains related to the measurement of derivatives at fair value, purchase discounts obtained from trade accounts payables, and revenues referring to discounts.

s)  Taxation

Current income and social contribution taxes

Current income and social contribution tax assets and liabilities, for the current and prior periods, are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the tax are those that are enacted or substantially enacted, at the balance sheet dates.

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), being calculated based on taxable income (adjusted income), at rates applicable in the prevailing laws – 15% over taxable income and 10% surcharge over the amount exceeding R$ 240 in taxable income yearly for IRPJ and 9% for CSLL.

Deferred income and social contribution taxes

Deferred income and social contribution taxes are generated by temporary differences at the balance sheet date, between the tax basis of assets and liabilities and their carrying amounts.

Deferred income and social contribution tax assets are recognized for all deductible temporary differences, and unused tax losses, to the extent that it is probable that taxable profit will be available against which to deduct the temporary differences and unused tax credits and losses except where the deferred income and social contribution tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor tax profit or loss.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

s)  Taxation  - Continued

Deferred income and social contribution taxes - Continued

Deferred income and social contribution taxes liabilities referring to all temporary taxable differences, except when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in an operation, rather than a business combination and, at the time of the operation, affects neither the accounting net profit nor taxable loss.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income and social contribution taxes are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income and social contribution tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income and social contribution taxes to be utilized. Unrecognized deferred income and social contribution tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profits will allow these assets to be recovered.

Deferred income and social contribution tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet dates.

Deferred taxes related to items directly recognized in shareholders’ equity are also recognized in shareholders’ equity and not in the statement of income.

Deferred income and social contribution tax assets and liabilities are offset if there is a legal or contractual right to offset the tax assets against the income tax liabilities and deferred taxes refer to the same taxpayer company and to the same tax authority.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

s)  Taxation  - Continued

Other taxes

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as deductions from sales in the statement of income.

The amounts recoverable derived from non-cumulative ICMS, PIS and COFINS are deducted from cost of goods sold.

Taxes recoverable or prepaid taxes are shown in the current and noncurrent assets, in accordance with the estimated timing of their realization.

Sales taxes

Revenues, expenses and assets are recognized net of the amount of sales tax except:

•       Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in this case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•       Receivables and payables that are stated with the amount of sales tax included. The net amount of sales tax recoverable from, or payable to, the tax authority is included as part of receivables or payables in the balance sheets.

t)   Business combinations and goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum between the consideration transferred, measured at fair value on the acquisition date and the remaining amount of noncontrolling interest in the acquired company. For each business combination, the acquirer measures the non-controlling interest in the acquired company at fair value or through the proportional interest in acquired company’s identifiable net assets. The acquisition costs incurred are treated as expense and included in the administrative expenses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

t)   Business combinations and goodwill - Continued

When the Company acquires a business, it assesses financial assets and liabilities to the appropriate classification and designation according to contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquired company.

If the business combination occur in phases, the fair value on the acquisition date of interest previously held by acquirer in acquired company is adjusted to fair value on if the acquisition date through statement of income.

Any contingent payment to be transferred by acquirer will be recognized at fair value on the acquisition date. Subsequent changes in fair value of contingent payment considered as an asset or liability will be recognized under CPC 38 (IAS 39) through statement of income or as change in other comprehensive income. If the contingent payment is classified as equity, it will not be adjusted until it is finally settled under shareholders’ equity.

Goodwill is initially measured at cost and the excess between the consideration transferred and the amount recognized for non-controlling interest over assets acquired and liabilities assumed. If this payment is lower than the fair value of net assets of acquired subsidiary, the difference is recognized in the statement of income as gain due to profitable purchase.

After initial recognition, the goodwill is measured at cost, less eventual impairment losses. For the purposes of impairment test, the goodwill acquired in a business combination is, as of the acquisition date, allocated to each one of the Company's cash generating units which shall benefit from the business combination, regardless if other assets or liabilities of the acquired company will be assigned to these units.

In cases the goodwill composes a cash generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the book amount of the operation when profit or loss earned with the sale of operation is calculated. This goodwill is then measured based on the sold operation-related amounts and part of the cash generating unit which was allocated.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting policies – Continued

u)  Pension plan

The pension plan is funded through payments to insurance companies, which are classified as defined contribution plan according to CPC 33 (IAS 19). A defined contribution plan is a pension plan through which the Company pays fixed contributions  to a separate legal entity. The Company has no legal or constructive obligation to pay additional contributions if the fund does not have sufficient assets to pay the benefits to all employees referring to length of service in current and previous years.

v)  Customer loyalty programs

These are used by the Company to provide incentives to its customers in the sale of products or services. If customer buys products or services, the Company grants them credits. Customer may redeem the credits free of charge as a discount in the amount of products or services.

The Company estimates the fair value of scores granted according to the customer loyalty program, applying statistical techniques, considering the maturity of the plan defined in the regulation.

y) Statement of value added

This statement aims to highlight the wealth created by the Company and its distribution during specific period and it is presented as required by Brazilian corporate law, as part of the quarterly financial information of Company and Consolidated, because it is not a provided statement and mandatory according to IFRS.

This statement was prepared based on information obtained from accounting records that are the basis of preparation of financial statements and in accordance with the provisions of technical pronouncement CPC 09 - Statement of Value Added. The first part introduces the wealth by the Company, represented by the proceeds (gross proceeds of sales, including taxes, other revenues and the effects of allowance for doubtful accounts), by the inputs purchased from third parties (cost of sales and purchases of materials, energy and services from third parties, including the taxes included in the time of acquisition, the effects of loss and recovery of assets and depreciation and amortization) and the added value received from third parties (equity income, financial income and other revenue). The second part of the statement shows the distribution of wealth between personal, taxes and contributions, return on third-party capital and equity.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

5.    Standards issued but not yet effective

There are no CPCs issued which are not effective yet, but there are IFRS issued to which there is no change in CPCs in force, but it is expected that the Brazilian standards will be in conformity with the international standards until the start date thereof. Below a summary of the IFRS  issued but not effective yet, as well as expectations of their effects on the Company’s quarterly financial information:

IFRS 9 – Financial Instruments - Classification and Measurement - IFRS 9 concludes the first part of the replacement project of “IAS 39 Financial Instruments: Recognition and Measurement”. IFRS 9 uses a simple approach to determine if a financial asset is measured at the amortized cost or fair value, based on the way how an entity administers its financial instruments (its business model) and the contractual cash flow, which is a characteristic of the financial assets. The standard also requires the adoption of only one method to determinate asset impairment.  The standard will be effective for annual periods beginning on January 1, 2013.

IFRS 10 - Consolidate financial statements - IFRS 10 replaces of SIC 12 and IAS 27 and applies to consolidated financial statements when an entity controls one or more other entities. The standard include a new definition of control that represents three elements: a) power over the investee; b) exposure, or rights, to variable returns from its involvement with the investee; and c) the ability to use its power over the investee to affect the amount of the investor's returns. The standard is effective for annual periods beginning on or after January 1º, 2013.

IFRS 11 - Joint arrangements - IFRS 11 replaces of SIC 13 and IAS 31 and applies to joint-controlled entities. In accordance with the standard, the participation agreements are classified as joint operations or joint ventures, as the rights and obligations of these agreements. Joint ventures should be accounted by the equity method, while the joint-controlled entities may be accounted by the equity method or by the proportionate accounting method. The standard is effective for annual periods beginning on or after January 1º, 2013.

IFRS 12 - Disclosure of interests in other entities - IFRS 12 applies to Disclosure of interests in other entities, which is intended to enable users to know the risks, the nature, and the effects in the financial statements of the interest in other entities. The standard is effective for annual periods beginning on or after January 1º, 2013.

IFRS 13 - Fair value measurements - IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements). The standard is effective for annual periods beginning on or after January 1º, 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

5.    Standards issued but not yet effective - Continued

IASB issued clarifications on the IFRS rules and amendments for application afterMarch 31, 2012. Below, the main amendments:

•         IAS 1 – Presentation of Financial Statement: Presentation of items under Other Comprehensive Income;

•         IAS 12 – Income Taxes: This standard clarifies the calculation of deferred tax on investment property measured at fair value. It introduces the refutable assumption that the deferred tax on investment property measured at the fair value method in IAS 40 – Investment property should be defined based on the fact that its carrying amount will be recovered through sale;

•         IAS 19 – Employee Benefits: It includes from substantial amendments, such as the removal of corridor mechanism and the concept of expected return on plan assets until simple clarifications on valuations, devaluations and reformulation;

•         IAS 27 – Consolidated and Separate Financial Statement: As a result of future application of IFRS 10 and 12, what remains in this standard is restricted to the accounting for subsidiaries, jointly-controlled entities and associates in separate financial statements;

•         IAS 28 – Investments in Associates: As a result of future application of IFRS 11 and 12, current standard now is IAS 28 – Investment in associates and Joint Ventures and describes the application of equity method for investments in joint ventures, in addition to investments in associates; and

•         IAS 32 – Financial Instruments: Presentation: It clarifies some requirements for offsetting financial assets and liabilities.

The Company will deepen its studies on the adoption of these pronouncements and interpretations, however, it does not expect any significant effects in its individual and consolidated quarterly financial information.

There are no other rules or interpretations issued that have not been adopted yet that according to the Management’s opinion, may adversely affect the Company’s income (loss) or shareholders’ equity.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions

Judgments

The preparation of the Company’s individual and consolidated quarterly financial information requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant effect on the amounts recognized in the individual and consolidated quarterly financial information:

a)   Financial  lease commitments – Company as lessee -

The Company has entered into commercial property leasing agreements in its leased property portfolio and, based on an evaluation of the terms and conditions of the arrangements, that it retains all the significant risks and rewards of ownership of these properties and recorded the agreements as financial lease.

b)  Impairment

According to the method released in note 4 (f) the Company assessed if there was indication of assets impairment and in the year ended December 31, 2011, no signs or facts were identified that warrant a new assessment.

Estimates and assumptions

a)  Income taxes

Given the nature and complexity of Company’s business, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to income tax and expense already recorded. The Company establishes provisions, based on reasonable estimates, for eventual consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company's domicile.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions -- Continued

Estimates and assumptions -- Continued

a)  Income taxes -- Continued

Deferred income and social contribution tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant Management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based upon the profit estimates and the level of future taxable profits, based on the business plan approved by the Board of Directors.

The Company has tax losses amounting to a tax benefit of R$859,164 at March 31, 2012 (R$764,524 in December 31, 2011). These losses do not have limitation periods and relate to subsidiaries that have tax planning opportunities available to support these balances.

Further details on taxes are disclosed in the Note 21.

b)  Fair value of derivatives and other financial instruments

Where the fair value of financial assets and financial liabilities recorded in the quarterly financial information cannot be derived from active markets, they are determined  according to the hierarchy set by CPC 38 (IAS39), to which certain valuation techniques are determined, including the discounted cash flow model. The inputs to these models are taken from observable markets where possible or information about comparable operations and transactions on the market. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

The fair value of financial instruments that are actively traded on organized markets is determined based on the market quotes, on the balance sheet dates, without any deduction for transaction costs. For financial instruments that are not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual practices on the market.  These techniques include the use of recent market arm’s length transactions, notional to the fair value of similar financial instruments, analysis of discounted cash flows or other valuation models.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions -- Continued

Estimates and assumptions -- Continued

b)  Fair value of derivatives and other financial instruments -- Continued

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, they are determined by valuation techniques, including the discounted cash flow method. These methods inputs are collected from the market, where applicable, when these observations are not possible, judgment is required to determine the fair value. This judgment includes considerations of inputs, such as: liquidity risk, credit risk and volatility. Changes in these factors assumptions may affect the fair value of the financial instruments.

c)  Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in the Note 25.

d)  Goodwill impairment

The Company annually tests whether goodwill went through any loss, according to the accounting policy outlined in Note 4 and CPC 1 (IAS 36). Cash-generating units’ recovery amounts have been calculated in the preparation of the annual financial statement, based on calculations of recoverable amount and market quotes and adjustment have not been  identified.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

7.    Cash and cash equivalents

Financial investments at March 31, 2012 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate.

		Parent Company		Consolidated
	Rate ¹	03.31.2012	12.31.2011	03.31.2012	12.31.2011

Cash and bank accounts		97,641	144,507	316,802	522,293

Financial investments:
Itaú BBA	98.7% CDI and Selic ²	350,337	549,678	812,321	879,271
Itaú – Delta Fund	101.1%	374,588	1,069,170	1,270,846	1,738,612
Banco do Brasil	101.3%	610,689	400,167	843,601	631,620
Bradesco	100.6%	1	118,051	74,598	852,181
Santander	102.0%	100,099	3,080	101,095	110,996
CEF	98.7%	2,881	2,812	3,881	2,812
Votorantim	103.8%	2,697	2,640	6,411	7,433
Safra	101.2%	89,980	1,826	303,058	156,305
Outros	26.6%	2,498	36,852	13,198	68,432
		1,631,411	2,328,783	3,745,811	4,969,955

¹ Average CDI Rate

² The Selic rate is established by the Monetary Policy Committee (“COPOM”).

8. Trade accounts receivable

	Parent Company		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011

Credit card companies (a)	125,422	144,227	341,216	429,697
Debit card companies (b)	-	-	22,727	29,314
Sales vouchers and others	75,044	92,810	107,424	136,454
Consumer finance (c)	-	-	1,981,845	1,959,768
Consumer finance - Bradesco (c.1)	-	-	6,427	25,606
Credit sales with post-dated checks	835	984	3,833	4,010
Accounts receivable from wholesale customers	-	-	6,758	49,106
Accounts receivable – FIDCs (d)	-	-	2,363,639	2,558,726
Adjustment to present value (e)	-	-	(8,516)	(10,823)
Private label credit card – interest-free installment payment	17,359	19,214	17,359	19,214
Allowance for doubtful accounts (f)	-	-	(194,714)	(210,970)
Accounts receivable from suppliers(h)	284,452	336,545	391,741	447,398
Accounts receivable from related parties	169,841	197,758	-	-
Current	672,953	791,538	5,039,739	5,437,500

Trade accounts receivable – Paes Mendonça (g)	-	-	448,405	445,056
Consumer finance	-	-	101,268	117,783
Allowance for doubtful accounts (f)	-	-	(6,365)	(6,998)
Noncurrent	-	-	543,308	555,841

	672,953	791,538	5,583,047	5,993,341

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

8. Trade accounts receivable -- Continued

a)  Credit card companies

Credit card sales are receivable from the credit card companies. In the subsidiariesVia Varejo, NCB and Nova Pontocom, credit card receivables, related to the sale of home appliances, are receivable in installments not exceeding 18 months, and such credit card receivables are discounted to banks or credit card management companies, in order to obtain working capital.

b)  Debit card companies

Debit card sales are receivable from the debit card of appliances and furniture stores of Via Varejo and its subsidiary NCB, whose resources are available on the day after (D+1) following thecompletion of sale by debit card.

c) Consumer credit

Refer to consumer direct credit through dealer (CDCI) which can be paid in 24 installments, mainly in subsidiary NCB.

The Company maintains agreements with financial institutions where it is referred to as intervening party of these operations. (see note 18).

c. 1)   Consumer finance – Banco Bradesco

Until November 2010, subsidiary NCB maintained an operating agreement with Banco Bradesco (“Bradesco”), through its subsidiary Finasa, for the granting of credit to its customers aiming at making feasible the acquisition of its goods at stores. As a result of credit granted to customers, NCB received the principal amount financed by Bradesco on the first business day following the sale date.

According to this agreement, NCB is liable for the extrajudicial collection of defaulting customers, bearing the corresponding expenses. After elapsing 45 days of the initial maturity of overdue installments, the NCB acquires the credit by means of assignment. Within this context, as required by CPC 38 (IAS 39) – Financial Instruments: Recognition and Measurement, the risks and benefits related to trade accounts receivable assigned to Bradesco are not substantially transferred to the counterparty, which is recognized in the NCB’s balance sheet against “Loans and Financings”.

The outstanding balance of these receivables under NCB’s responsibility at March 31, 2012 was R$6,427 (R$25,606 in December 31, 2011).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

8. Trade accounts receivable -- Continued

d)  Accounts receivable - FIDCs

The Company and Subsidiaries carrying out securitization operations of its receivables, mainly represented by credit sales with tickets and credit card companies receivables, with the PAFIDC and Globex FIDC. The volume of operations stood at R$2,477,888 at March 31, 2012 (R$2,390,481 in March 31, 2011) for PAFIDC, R$837,737 at March 31, 2012 (R$870,172 in March 31, 2011) for Globex FIDC, in which the responsibilities for services rendered and subordinated interests were retained. The consolidated securitization costs of such receivables amounted to R$24,345 in March 31, 2012 (R$41,488 in March 31, 2011) for PAFIDC and R$30,653 (R$32,299  in March 31, 2011) for Globex FIDC, recognized as financial expenses in the statement of income for the period.

Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balances of these receivables in PAFIDC and Globex FIDC at March 31, 2012 were R$2,363,639 (R$2,558,726 in December 31, 2011), net of allowance for losses.

e)  Adjustment to present value

The discount rate used by subsidiary NCB considers current market valuations as to the cash value over time and asset's specific risks. Credit sales with the same cash value were carried to their present value on the date of the operation, in view of their terms, adopting the monthly average rate of receivables anticipation with credit card companies. In March 31, 2012 these rates were in average 0.87% (0.97% in December 31, 2011).

f)   Allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses complemented by Company's estimates of probable future losses:

	Consolidated
	03.31.2012	12.31.2011

At the beginning of the period	(217,968)	(180,964)
Allowance for doubtful accounts	(58,387)	(268,902)
Recoveries and provision writte-off	75,276	231,898
At the end of the period	(201,079)	(217,968)

Current	(194,714)	(210,970)
Noncurrent	(6,365)	(6,998)

		Falling due	Bonds due
	Total		<30 days	30-60 days	61-90 days	>90 days
03.31.2012	5,583,047	5,433,346	86,144	29,985	29,284	4,288
12.31.2011	5,993,341	5,818,401	109,509	31,935	20,776	12,720

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

8. Trade accounts receivable -- Continued

g)  Accounts receivable – Paes Mendonça

The accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third party liabilities by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated (IGPM) and guaranteed by commercial leasing rights of certain stores currently operated by the Company, Novasoc and Sendas. Maturity of accounts receivable is linked to the lease agreements.

h)  Accounts receivable from suppliers

Accounts receivable from suppliers includes rebates and discounts obtained from suppliers. These amounts are established contractually and include amounts for volume purchase discounts, joint marketing programs, freight reimbursements, and other similar programs.

9. Other accounts receivable

	Parent Company		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Accounts receivable related of sale from property and equipment	-	-	66,377	50,423
Cooperative advertising with suppliers	-	-	46,238	50,617
Advances to suppliers	17,667	17,958	36,994	21,345
Accounts receivable related of credits non accepted	47,305	41,674	96,149	86,252
Claims to receive	1,670	248	16,102	49,927
Trade accounts receivable from services	3,491	3,491	3,982	4,706
Rental receivable	6,795	8,905	10,812	13,462
Other accounts receivable – PAFIDC	-	-	17,272	46,466
Loans to employees	-	-	3,271	11,925
Boa Esperança Supermarket	8,393	8,393	8,393	8,393
Cyrela Empreendimentos	-	-	14,000	14,000
Others	3,648	6,198	27,147	28,949
	88,969	86,867	346,737	386,465

Current	38,718	40,131	234,895	279,453
Noncurrent	50,251	46,736	111,842	107,013

10.   Receivables Securitization Fund

a)  Receivables Securitization Fund - Pão de Açúcar

PAFIDC is a receivables securitization fund created for the purpose of acquiring the Company and its subsidiaries’ trade accounts receivables, arising from sales of products and services to their customers, except for receivables from installment sales and post-dated checks. The fund has a defined term ending on December 7, 2012.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

10.   Receivables Securitization Fund --Continued

a)  Receivables Securitization Fund - Pão de Açúcar --Continued

The capital structure of the fund, at March 31, 2012, is composed by 10,295 senior quotas held by third parties in the amount of R$1,167,425 (R$1,235,901 in December 31, 2011), which represent 89.23% of the fund’s equity (89.90% in December 31, 2011) and 2,864 subordinated quotas (also in December 31, 2011), held by the Company and subsidiaries in the amount of R$140,864, which representing 10.77% of the fund’s equity (10.10% in December 31, 2011).

The subordinated quotas were imputed to the Company and are recorded in noncurrent assets, as interest in the receivables securitization fund, with a balance of R$126,109 at March 31, 2012 (R$124,276 in December 31, 2011). The interest held in subordinated quotas represents the maximum exposure to the securitization operations losses.

The interest rates of senior shares are shown below:

		03.31.2012		12.31.2011
Quotaholders	Amount	CDI Rate	Balance	CDI Rate	Balance
			redeemable		redeemable

Senior A	5,826	108.0%	677,492	108.0%	758,660
Senior B	4,300	108.0%	213,135	108.0%	207,614
Senior C	169	108.0%	276,798	108.0%	269,627
			1,167,425		1,235,901

Subordinated quotas are registered and non-transferable, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been remunerated, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any losses on receivables transferred and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ delinquency. As contractually agreement between the Company and PAFIDC, the transfer of receivables is irrevocable, irreversible and definitive.

b)  Receivables Securitization Fund – Globex FIDC

Globex FIDC is a receivables securitization fund created to acquire the trade accounts receivable of Via Varejo and its subsidiary, including NCB and Nova Pontocom (mainly credit card), originated from the sale of products and services to its customers. This fund was created at May 26, 2010 with determinate, ending on November 11, 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

10. Receivables Securitization Fund -- Continued

b)  Globex Receivables Securitization Fund – Globex FIDC -- Continued

The capital structure of the fund, at March 31, 2012 is composed by 11,666 senior quotas held by third parties, amounting to R$1,215,949 (R$1,184,522 in December 31, 2011), representing 85.13% of the fund’s equity (85.00% in December 31, 2011) and 1,910 subordinated quotas (the same in December 31, 2011), held by the Company and its subsidiaries, amounting to R$212,392 (R$209,068 in December 31, 2011), representing for 14.87% of the fund’s equity (15% in December 31, 2011).

Subordinated quotas were imputed to Via Varejo and are recorded in noncurrent assets, as participation in the securitization fund, with balance of R$212,392 at March 31, 2012 (R$209,068 in December 31, 2011). The interest held in subordinated quotas represents the maximum exposure to the securitization operations losses.

The interest rates of senior quotas are shown below:

		03.31.2012		12.31.2011
Quotaholder	Amount	CDI rate	Balance redeemable	CDI rate	Balance redeemable

Senior - 1st Series	11,666	107.75%	1,215,949	107.75%	1,184,522

Subordinated quotas are registered and non-transferable and were issued in a single series. The subsidiary Via Varejo will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been remunerated, the subordinated quotas will receive the fund’s net assets after absorbing any losses on receivables transferred and any losses attributed to the fund. Their redemption value is subject to credit, prepayment and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the subsidiary Via Varejo in the event of customers’ delinquency. As contractually agreed upon between the subsidiary Via Varejo and PAFIDC, the transfer of receivable is irrevocable, irreversible and definite.

11.   Inventories

	Parent Company		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011

Stores	1,156,046	1,172,026	3,253,790	3,489,429
Warehouses	812,225	796,600	2,108,359	2,292,939
Bonus in inventories	(45,838)	(46,908)	(108,273)	(130,303)
Provision for obsolescence/breaking	(4,363)	(6,780)	(51,273)	(75,757)
Present value adjustment	-	-	(24,627)	(23,539)
	1,918,070	1,914,938	5,177,976	5,552,769

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

11.   Inventories -- Continued

The Company appropriates to the income (loss) of the period the bonus received from suppliers at the same time the bonus inventories is realized. The bonus in inventories in the parent company received and unrealized amounts to R$45,838 at March 31, 2012 (R$46,908 in December 31, 2011), in the Consolidated the amount is R$108,273 (R$130,303 in December 31, 2011). In March 31, 2012 the Company recorded provision for obsolescence (low turnover) and breaking inventories in the amount R$4,363 (R$6,780 in December 31, 2011) and R$51,273 (R$75,757 in December 31, 2011) in the parent company and consolidated, respectively.

The adjustment to present value of inventories refers to the corresponding entry of adjustment to present value of the indirect subsidiary NCB’s trade accounts payables.

12.   Recoverable taxes

The balances of recoverable taxes refer to credits from Withholding Income Tax, (“IRRF”), Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”), Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) and recoverable State Value-Added Tax (“ICMS”):

	Parent Company		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Current
Taxes on sales	190,443	176,986	638,370	434,530
ICMS recoverable (a)	183,285	169,829	472,982	262,242
PIS/COFINS recoverable	7,158	7,157	165,388	172,288

Income tax	87,326	110,532	180,505	250,690
Financial investments	39,904	63,479	89,686	96,210
Other	47,422	47,053	90,819	154,480

Other	115,791	126,203	212,800	222,482
ICMS recoverable from Property and equipment	11,255	10,594	52,607	52,733
INSS	-	-	46,279	43,497
ICMS tax replacement (a)	101,831	93,741	102,775	94,291
Other	3,288	22,469	12,243	33,201
Adjustment present value	(583)	(601)	(1,104)	(1,240)
	393,560	413,721	1,031,675	907,702

Noncurrent
Taxes on sales	-	-	678,456	687,925
ICMS recoverable (a)	-	-	678,456	677,095
PIS/COFINS recoverable	-	-	-	10,830

Other	25,169	24,526	42,678	42,073
ICMS and other	33,765	31,781	55,865	55,306
Adjustment present value	(8,596)	(7,255)	(13,187)	(13,233)
	25,169	24,526	721,134	729,998

Total taxes recoverable	418,729	438,247	1,752,809	1,637,700

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

12.   Recoverable taxes -- Continued

(a) The full ICMS realization of this value over the next five years will occur as follows:

03.31.2012	Consolidated
2012	575,757
2013	455,717
2014	161,463
2015	21,927
2016	39,349
1,254,213

The Management of subsidiary Via Varejo prepared a technical feasibility study on the future realization of the ICMS, considering the expected future compensation of debts from the Via Varejo operations and subsidiaries in the context of the main variables of their business. This study was examined based on information extracted from the strategic planning report approved by the Board of Directors of the Company.

13.   Related Parties

a)    Sales, purchases of goods and services:

	Parent Company		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Customers
Novasoc Comercial	38,347	42,232	-	-
Sé Supermercados	82,267	91,146	-	-
Sendas Distribuidora	45,060	57,312	-	-
Barcelona	1,765	5,137	-	-
Xantocarpa	-	1	-	-
Globex	1,587	1,176	-	-
Nova PontoCom	815	754	-	-
	169,841	197,758	-	-
Suppliers
Novasoc Comercial	6,803	8,482	-	-
Sé Supermercados	3,167	4,662	-	-
Sendas Distribuidora	7,262	17,984	-	-
Barcelona	1,954	1,923	-	-
Xantocarpa	428	1,530	-	-
FIC	7,137	8,574	8,993	10,679
Via Varejo	823	1,721	-	-
Indústria de Móveis Bartira Ltda.	-	-	52,376	58,158
Nova PontoCom	813	1,148	-	-
Globalbev bebidas e alimentos	1,945	2,586	2,539	3,012
Bravo Café	228	231	228	231
Fazenda da Toca Ltda	275	222	310	254
Restaurante FNH Ltda	-	4	-	4
Axialent	42	307	42	310
	30,877	49,374	64,488	72,648

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related Parties -- Continued

a) Sales, purchases of goods and services: -- Continued

	Parent Company		Consolidated
	03.31.2012	03.31.2011	03.31.2012	03.31.2011
Sales
Novasoc Comercial	86,158	77,915	-	-
Sé Supermercados	199,044	185,164	-	-
Sendas Distribuidora	90,551	67,950	-	-
Barcelona	616	533	-	-
Via Varejo	-	4	-	-
Nova PontoCom	-	7,349	-	-
Nova Casa Bahia	5	-	-	-
	376,374	338,915	-	-
Purchases
Novasoc Comercial	1,664	876	-	-
Sé Supermercados	2,817	4,676	-	-
Sendas Distribuidora	7,559	5,970	-	-
Indústria de Movéis Bartira Ltda.	-	-	89,702	355,379
Globalbev bebidas e alimentos	3,167	2,791	4,181	3,627
Bravo Café	376	336	376	336
Sykué Geração de energia Ltda	2,488	920	3,666	920
Fazenda da Toca Ltda	1,155	214	1,286	214
E-HUB Cons. Part. e Com. S.A.	229	247	229	247
	19,455	16,030	99,440	360,723

Related party transactions, as disclosed above, are carried out at cost and are eliminated from the consolidated quarterly financial information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related Parties - Continued

b) Other operations

	Parent Company		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011

Assets
Novasoc Comercial (x)	28,208	18,994	-	-
Sé Supermercados (x)	68,263	40,313	-	-
Casino (i)	7,599	7,898	7,599	7,898
FIC (iv)	-	-	3,493	3,634
Sendas Distribuidora (x)	965,580	889,455	-	-
Xantocarpa	19,825	18,698	-	-
Barcelona (x)	101,158	88,030	-	-
Vedra	20	20	-	-
Casa Bahia Comercial Ltda. (v)	-	-	64,250	55,243
Indústria de Móveis Bartira Ltda.	-	-	132	169
Nova PontoCom	167,546	15,059	-	-
Vancouver	3,470	3,183	-	-
Nova Pontocom Partners(vi)	35,049	34,209	35,049	34,209
Nova Casa Bahia	416	5	-	-
Audax SP (xi)	22,133	20,746	22,133	20,728
Audax Rio (xi)	-	-	9,516	9,378
Other (ix)	9,550	6,421	9,557	2,325
	1,428,817	1,143,031	151,729	133,584
Liabilities
Fundo Península (ii)	12,514	15,256	12,514	15,772
Via Varejo (xii)	146,632	153,212	-	-
FIC (iv)	6,307	7,900	7,502	11,764
P.A. Publicidade	9,500	7,601	-	-
Nova Pontocom	-	959	-	-
Casa Bahia Comercial Ltda. (v)	-	-	12,105	342
Indústria de Móveis Bartira Ltda.	-	-	52,376	58,158
Other(ix)	3,386	3,344	3,385	-
	178,339	188,272	87,882	86,036

	03.31.2012	03.31.2011	03.31.2012	03.31.2011
Revenues and (Expenses) of the income (loss)
Novasoc Comercial (x)	2,140	2,116	-	-
Sé Supermercados (x)	5,338	5,406	-	-
Sendas Distribuidora (x)	7,859	14,022	-	-
Casino (i)	(1,334)	(1,248)	(1,334)	(1,248)
Fundo Península (ii)	(35,891)	(34,195)	(35,891)	(35,793)
Diniz Family (iii)	(4,592)	(3,948)	(4,592)	(4,252)
Sendas S.A.	-	-	-	(10,089)
Globex Adm de Consórcio Ltda.	-	-	-	11,878
Sykué Consultoria em Energia Ltda. (viii)	(155)	198	(332)	198
Casa Bahia Comercial Ltda. (v)	-	-	(36,592)	(33,708)
Indústria de Móveis Bartira Ltda.	-	-	(230)	-
FIC (iv)	(399)	-	(850)	1,338
Axialent	(569)	(186)	(569)	(186)
Other (ix)	(2,102)	(2,101)	(2,101)	(2,100)
	(29,705)	(19,936)	(82,491)	(73,962)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

13. Related Parties – Continued

b)    Other operations- Continued

              i.    Casino: Technical Assistance Agreement, signed between the Company and Casino on July 21, 2005, whereby, through the annual payment of US$2,727 thousand, it provides for the transfer of know-how in the administrative and financial area. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved at the Special Shareholders’ Meeting held at August 16, 2005.

              ii.   Fundo Península: 59 real estate lease agreements with the Company, 1 property with Novasoc, 1 property with Sé and 1 property with Barcelona.

             iii.   Diniz Family: Leasing of 15 properties for the Company and 2 properties for Sendas Distribuidora.

             iv.   FIC: The impact in the statement of income related to Banco Investcred represents: (i) refund of expenses deriving from the infrastructure agreement, such as: expenses related to cashiers payroll, and commissions on the sale of financial products (ii) financial expenses related to the receivables discount (named “financial rebate”) and (iii) revenues from property rental.

              v.   Casa Bahia Comercial Ltda.: The Company has an accounts receivable related to the “First Amendment to Association Agreement” among Via Varejo, GPA and Casa Bahia Comercial, that guarantees the right compensation, by GPA, recognized certain contingencies recognized that may be due for Via Varejo from June 30, 2010.

Additionally, the Company and its subsidiary NCB have lease contracts of distribution centers, commercial and administrative buildings under specific conditions with the Management of Casa Bahia Comercial Ltda.

             vi.   Management of Nova Pontocom : On November 2010, in the context of the restructuring of GPA e-commerce business, the Company granted to certain Nova Pontocom statutory managers, a loan amounting to R$10,000 as well as celebrated a barter contract withreturn in the amount of R$20,000, both maturing on January 8, 2018, duly adjusted.

            vii.  Sykué Energy Generation: Purchase of Electric Energy on the Free Market to supply several consumer units of the Company.

           viii. Sykué Consultoria:energy planning services in order to supply electricity, including projection of energy consumption for each consumer unit , during 102 months (economic feasibility study of stores maintenance costs on the captive market or on the free market) and regulatory advisory with ANEEL, CCEE and NOS.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

13. Related Parties – Continued

b)    Other operations - Continued

             ix.  Other: Expenses paid by the Company to its subsidiaries and other associated companies. Other related parties not described in this Note did not state balances or transactions in the years.

              x.  Novasoc Comercial, Sé Supermercados, Sendas Distribuidora e Barcelona: include values arising from the use of shared central services such as treasury, accounting, legal and others.

             xi.  Audax: Barter values with football club Audax SP and Audax RJ, which invests in training professional athletes.

            xii. Via Varejo: The Company has an trade accounts payable for "First Amendment to Association Agreement" between Via Varejo and Casa Bahia, which guarantees the right to compensation of certain contingencies recognized that may be due by Via Varejo starting June 30, 2010.

Related party transactions shown above mainly result from operations the Company and its subsidiaries maintain among themselves and with other related entities and were substantially accounted for according to the market prices, terms and conditions, agreed between the parties.

c)    Management Compensation

The expenses related to the compensation of management’s key personnel (officers appointed pursuant to Bylaws and the Board of Directors), which were recorded in the statement of income for the three-monthperiod ended March 31, 2012, were as follows:

Board of Directors
	Remuneration	Variable remuneration	Stock Option Plan	Total
Board of Directors (*)	-	1,685	-	1,685
Directors	6,316	8,642	3,541	18,499
Fiscal council	108	-	-	108

(*) Variable according to the number of participation in the meeting.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

14.   Investments

a)   Breakdown of investments

	Parent Company
	Sé	Sendas	Novasoc	Via Varejo (*)	Nova Pontocom	NCB (*)	GPA Malls	API SPE	Other	Total
Balances at 12.31.2011	1,770,825	34,737	55,177	1,381,880	30,436	856,504	13,334	15,488	33,302	4,191,683
Exchange variation	-	-	-	-	-	-	-	-	(269)	(269)
Equity pick-up	50,906	6,824	9,044	11,660	(5,802)	(15,565)	(5,277)	(16)	1,414	53,188
Gain (loss) Shareholding	-	-	-	163	241	-	-	-	-	404
Balances at 03.31.2012	1,821,731	41,561	64,221	1,393,703	24,875	840,939	8,057	15,472	34,447	4,245,006

(*) Refers to the effects of fair value measurements of the business combination.

	Consolidated
	FIC	Binv	Other	Total
Balances at 12.31.2011	233,068	19,722	460	253,250
Equity pick-up	4,680	173	(1)	4,852
Balances at 03.31.2012	237,748	19,895	459	258,102

(i)   FIC

The summarized financial information of FIC at March 31, 2012 and December 31, 2011 is as follows:

	Consolidated
	03.31.2012	12.31.2011

Current assets	3,398,359	3,485,365
Noncurrent assets	26,457	201,785
Total assets	3,424,816	3,687,150

Current liabilities	2,821,206	3,008,357
Noncurrent liabilities	407	52,446
Shareholders’ equity	603,203	626,347
Total liabilities and shareholders’ equity	3,424,816	3,687,150

	03.31.2012	03.31.2011
Operating results:
Revenues	236,155	203,585
Operating income	(14,754)	11,773
Net income	(5,365)	8,560

For purposes of calculating the investment the Shareholders’ Equity of investee should be deducted the special goodwill reserve , whose reserve is the exclusive right of Itaú.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

14.   Investments -- Continued

(ii) Sendas

Acquisition of non-controlling interest in Sendas Distribuidora

Sendas S.A. and Barcelona entered into a Stock Purchase Agreement and Other Covenants, according to which Sendas´s shares held by Sendas S.A. may be transferred to Barcelona. The acquisition this minority participation was approve by the Board of Directors at February 23, 2011 and by Company´s General Meeting at March 14, 2011. Sendas S.A. transferred to Barcelona the totally its participation in Sendas, corresponding to 42.57% of the capital stock for R$377,000 to be paid as follows: R$59,000 upon the transfer of shares and the remaining amount of R$318,000 in 6 (six) annual and consecutive installments of R$53,000, the first installment maturing in July 2011, adjusted by IPCA (Extended Consumer Price Index) as of the fourth installment, being July 2010 the reference basis. This present value of obligation assumed at March  31, 2012 is R$245,284 (R$238,863 at December 31, 2011).

Payables for acquisition of non-controlling shareholders

	Consolidated
	03.31.2012	12.31.2011

Interest acquisition in Assai (i)	4,679	4,568
Interest acquisition in Sendas (ii)	245,284	238,863
	249,963	243,431

Current liabilities	56,291	54,829
Noncurrent liabilities	193,672	188,602

                         i.    Accounts payable due to the acquisition of non-controlling interest in Assai, subsidiary that operates in the “cash and carry” segment for the Group.

                        ii.    Accounts payable due to the acquisition of non-controlling interest in Sendas, which will be settled in 6 (six) annual installments, and the last amortization will take place in December 2017.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

15.       Business combinations and acquisition of non-controlling interest

a)   Association with Nova Casa Bahia

Context of the partnership

At December 4, 2009, Casa Bahia and GPA entered into a Partnership Agreement (“Partnership Agreement”) aiming at merging their retail trade of durable goods and electronic commerce of durable goods businesses.

At February 3, 2010 the parties signed a Provisional Agreement for the Maintenance of Operation Reversibility (“APRO”) with the Administrative Council for Economic Defense (“CADE”), which determined that the following actions to be taken: (i) maintenance of “Casa Bahia” and “Ponto Frio” brands, as well as separate advertising campaigns, ensuring investments in propaganda and marketing at levels compatible with previous fiscal years, except for the assumptions resulting from the economic scenario; (iii) the maintenance of stores existing in 146 cities where both “Casa Bahia” and “Ponto Frio” are located; (iii) maintenance of respective warehouses and the Bartira’s furniture plant; (iv) maintenance of respective loan policies; and (v) maintenance of separate procurement structures and their commercial contractual instruments, even though they may jointly operate in this segment. Except for these specific conditions, both Via Varejo and NCB may adopt the measures necessary to merge their activities and capture the synergies resulting from this operation. This present operation is pending approval from CADE.

At July 1, 2010, the parties entered into an addendum to the Partnership Agreement, in which the parties reviewed certain conditions of the partnership, as well as defined the actions required for their implementation.

As a preliminary phase of this businesses merger, at October 1, 2010, the operating assets of Casa Bahia were transferred to NCB through a partial spin-off. This transfer included an equity interest of 25% in Bartira (remainder 75% still under the possession of CB).

Thus, as of October 1, 2010, NCB  operates under "Casas Bahia” brand, which was present at that time in 11 Brazilian states and in the Federal District, represented by 526 stores and 8 warehouses, selling a wide range of electronic products, home appliances and devices, such as furniture, electronic toys, office supplies, mobile phones, computers and accessories.

At November 9, 2010, as a preparatory phase of the process to merge NCB shares into Via Varejo, CDB centralized the retail trade and the electronic commerce of durable goods in  Via Varejo. Thus, the Company injected capital into its subsidiary Via Varejo, used in this specific transaction as intervening party and of the consideration transferred to the acquisition, in the following amount: (i) net assets from the Company’s electronic products operations, established by the “Extra-Eletro” brand, in the amount of R$89,826; (ii) financial investments of R$290,143; and (iii) receivables between the Company’s subsidiaries, in the amount of R$375,550. On the same date, Via Varejo shareholders’ approved the NCB’s shares incorporation. Via Varejo started to operate with “Ponto Frio” and “Casas Bahia” brands.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

15.       Business combinations and acquisition of non-controlling interest

a)               Association with Nova Casa Bahia

Determination of the consideration transferred due to the takeover of NCB

With capital contributions established and as part of the merger process of NCB’s shares into the shareholders’equity of Via Varejo, GPA transferred approximately 47.08% of its entire investment in Via Varejo to partners of CB, which is determined as total consideration transferred for the takeover of NCB (“total consideration transferred”).

Since Via Varejo is a publicly held company, with its shares listed on stock exchanges, carried out by independent purchasers and sellers, for accounting purposes, the fair value of the consideration transferred was determined by the final price of Via Varejo’s common share traded on Bovespa at November 9, 2010, as follows:

12.31.2010

Number of common shares held by CBD, corresponding to the 98.77% interest	168,927,975
Via Varejo common share quote at November 9, 2010 - R$	15.00

Market value (Bovespa) of investment in Via Varejo– 98.77%	2,533,920

47.08% of market value of investment in Via Varejo assigned to CB’s shareholders	1,193,082

Fixed mandatory dividends to Bartira’s shareholders (i)	6,069

Assets received from CB considered as consideration transferred:

Additional payment (ii)	95,084
Call option for controlling interest in Bartira, net of income and social contribution taxes(iii)	(200,864)
Noncontrolling interest over assets received	95,523

Value of total consideration transferred	1,188,894

(i)  According to the Partnership Agreement, Bartira will disproportionally distribute mandatory dividends to its shareholders, in order to ensure that CB receives a total of R$12 million as dividends in the next three years. This mandatory minimum dividend that Bartira shall pay as a disproportional sharing was considered according to CPC 15 and IFRS 3R, as part of the total consideration transferred for takeover of NCB;

(ii) Additional payment in kind pursuant to clause 6.3 of the shareholder’s agreement between GPA and the partners of the Casa Bahia on December 4, 2009 and subsequently amended on December 1, 2010 by the 1st amendment to association between GPA and partners of Casa Bahia.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

15.       Business combinations and acquisition of non-controlling interest

a)     Association with Nova Casa Bahia

Determination of the consideration transferred due to the takeover of NCB -- Continued

(iii) Fair value of Bartira’s call option: the parties granted through the Partnership Agreement, call and put options for the interests held by NCB and CB in Bartira. The conditions are defined as follows:

•    During the lock-up period defined in the Partnership Agreement as 36 months, NCB is eligible to sell is 25% interest in Bartira’s capital stock for one real (R$1.00);

•    During the period from the end of the lock-up period and the end of the 6th year of the agreement, NCB may acquire the remaining 75% interest in the capital stock of Bartira, currently held by CB, for a total of R$175,000, adjusted by IPCA (Extended Consumer Index Price); and

•    Should NCB do not exercise the aforementioned call option at the end of the 6th year, CB shall have to acquire the 25% interest from NCB for a total of R$58,500, adjusted by IPCA.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations and acquisition of non-controlling interest -- Continued

a)     Association with Nova Casa Bahia -- Continued

Fair values of acquired identifiable assets and liabilities

The fair values of identifiable assets and liabilities acquired from NCB, on the date of business combination were as follows:

	Opening balance	(iv) Fair value of investment held in Bartira	(v) “Casa Bahia” brand	(vi) Commercial rights	(vii) Fair value of Property and equipment	(viii) Supply agreement under favorable conditions	(ix) Lease agreement under favorable conditions	Balance after provisional allocation of purchase price
Assets
Cash and cash equivalents	64,957	-	-	-	-	-	-	64,957
Marketable securities	586,536	-	-	-	-	-	-	586,536
Trade accounts receivable	2,434,960	-	-	-	-	-	-	2,434,960
Inventories	1,360,420	-	-	-	-	-	-	1,360,420
Recoverable taxes	240,091	-	-	-	-	-	-	240,091
Deferred income tax	152,291	(29,434)	(549,242)	(136,344)	(31,376)	(75,213)	(87,075)	(756,393)
Prepaid expenses	58,498	-	-	-	-	-	-	58,498
Other	268,059	-	-	-	-	-	-	268,059
Investments in associated companies	-	86,572	-	-	-	-	-	86,572
Property and equipment	570,889	-	-	-	92,281	-	-	663,170
Intangible assets	57,217	-	1,615,417	401,011	-	221,214	256,103	2,550,962
	5,793,918	57,138	1,066,175	264,667	60,905	146,001	169,028	7,557,832
Liabilities
Trade accounts payable	(1,063,178)	-	-	-	-	-	-	(1,063,178)
Loans and financings	(1,438,859)	-	-	-	-	-	-	(1,438,859)
Taxes payable	(448,565)	-	-	-	-	-	-	(448,565)
Deferred revenues	(230,637)	-	-	-	-	-	-	(230,637)
Provision for contingencies	(33,796)	-	-	-	-	-	-	(33,796)
Other	(1,405,165)	-	-	-	-	-	-	(1,405,165)
	(4,620,200)	-	-	-	-	-	-	(4,620,200)
Net assets	1,173,718	57,138	1,066,175	264,667	60,905	146,001	169,028	2,937,632

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations and acquisition of non-controlling interest -- Continued

b)    Association with Nova Casa Bahia -- Continued

Fair values of acquired identifiable assets and liabilities -- Continued

(iv)   Fair value of investment held in Bartira (25%): it refers to the measurement of fair value of the investment currently held by NCB of 25% of Bartira’s capital stock. It was measured by  the “Income Approach” method, considering the present value of future benefits generated directly or indirectly measured, quantified in the form of cash flow;

(v)    “Casas Bahia” brand: the brand is traditional and well known in the Brazilian retail trade and is considered one of the most valuable brands, according to specialized brand valuation companies. Considering the strength and recognition of this brand, a market participant should not discontinue it.  Its measurement was based on the royalties relief methodology, which represents the remuneration practiced by the market for using the brand, if it were not acquired;

(vi)   Rights of use: points-of-sale, many of them are located in very busy and large shopping centers.  Usually, shopping centers and street stores charge fees related to the assignment for the right to use the point-of-sale when this asset is transferred. These are measured according to information on comparable transactions in the market by the “Market Approach” method;

(vii)   Fair Value of Property and equipment: calculated using the “Market Approach” method to determine the value of an asset through an analysis of transaction involving securities compatible performed based on table FIPE existing when held on the transaction  with a discount of 10%;

(viii) Furniture supply agreement with Bartira: NCB has an exclusive supply agreement with Bartira. This agreement holds profitable conditions to NCB in the acquisition of furniture compared to the margins established in the sector. The amount was defined using information on comparable transactions in the market, based on “Income Approach” method; and

(ix)   Advantageous signed with CB: this refers to CBs properties, which include stores, warehouses and buildings which are purposes of operating lease by NCB. This was measured according to information on comparable transactions in the market, based on “Income Approach” method;

No contingent liabilities or assets were identified and recognized on the acquisition date, and even if positive, this would be Indemnifiable by CB or GPA, where applicable.

The fair value of the non-controlling interest was measured by applying their interest, through the fair value of identifiable net assets of NCB on the business combination date, as follows:

12.31.2010
Fair value of acquired net assets	2,937,632
Non-controlling interest	47.56%
Non-controlling interest – measured by the proportional amount method at fair value of acquired net assets	1,397,020

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations and acquisition of non-controlling interest – Continued

a)  Association with Nova Casa Bahia - Continued

Gain from a bargain  purchase

As a result of: (i) measurement of the total consideration transferred due to takeover of NCB; (ii) measurement of non-controlling interest; and (iii) measurement of identifiable assets and liabilities at their fair value, the Company verified on an accounting basis a gain due to bargain price acquisition, in the amount of R$351,718, recognized in the statement of income for the fiscal year ended December 31, 2010, under Other operating expenses as follows:

12.31.2010

Total consideration transferred due to takeover of NCB	(1,188,894)

Non-controlling interest – measured by the proportional amount method at fair value of acquired net assets	(1,397,020)

Fair value of acquired net assets	2,937,632

Bargain purchase resulting from takeover of NCB	351,718

Subsequent measurement –allocation of purchase price

The NCB takeover was accounted for according to the method of acquisition, pursuant to IFRS 3R and CPC 15.

The provisional location of the purchase price was R$ 453,569 in December 31, 2010 which was reduced to R$ 351,718 because of the review intangibles Bartira methodology, surplus of trucks, and other contingent consideration. The measurement period ended on November 08, 2011.

Final allocation of the purchase price has generated the following difference related with allocation provisional released in December 31, 2010.

Gain from a bargain purchase provisional in December 31,2010		453,569

Final valorization of the consideration paid:		(133,851)
Option to purchase - Bartira (ii)	(111,665)
Additional payment for indemnification (iv)	(95,084)
Income and social contribution on the variations in the consideration paid	37,849
Effect of non-controlling interest on the variations in the consideration paid	35,047

Final identification of intangible assets:		32,000
Supply contract Bartira (ii)	80,121
Capital Gain investment Bartira (ii)	(50,688)
Capital Gain trucks NCB (iii)	92,281
Other (i)	(29,263)
Income and social contribution on the variations of intangible assets identified	(31,433)
Effect of non-controlling interest on the variance of intangible assets identified	(29,018)

Gain from a final bargain purchase in December 31,2010		351,718

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations and acquisition of non-controlling interest – Continued

a)     Association with Nova Casa Bahia - Continued

Subsequent measurement –allocation of purchase price - Continued

(i)           Adjustments in assets not recoverable from NCB;

(ii)          Value of intangible assets related to Bartira supply contract, purchase option and investment of NCB in Bartira, using margin projected and discounted cash flow;

(iii)         Fair Value of the truck fleet of NCB;

(iv)          Expenses incurred by Via Varejo related to periods preceding the base date of the business combination, which must be repaid the Klein family in proportion to their effects.

That gain obtained is justified for the Casa Bahia mainly due to the extremely positive future developments arising from this association with GPA. This association will allow the NCB better access to financing and synergies in all areas such as trade, logistics, administrative and financial, among others.

Additionally, the association with Casa Bahia will put Via Varejo a new level of business, allowing greater national coverage, economies of scale and other benefits to be converted for the benefit of customers and employees that will result in a potentially better profitability, with the consequent valuation of the shares belonging to the Casa Bahia. With participation of 47% on Via Varejo, the Casa Bahia will continue actively participating in the operation, either directly or through the Board of Directors.

The costs of the transactions, totaling R$100,100 were treated as expense and included in other operating expenses in the statement of income for the year ended December 31, 2010.

b)    eHUB Business Combination

On November 8, 2010, Via Varejo and the subsidiary Nova.com entered into an agreement for the acquisition of the remaining interest of 55% in E-Hub (an e-commerce service provider). E-Hub was a joint venture booked under investments in affiliated companies. E-Hub’s former owners gave 55% of their interest in this company, in addition to R$20,000 payable on January 8, 2013, in exchange for 6% of the subsidiary Nova Pontocom.

The parties have entered into a shareholders’ agreement, with a 7-year duration and mutual guarantee of preemptive rights in any offering related to this interest, always at market values.

The assets received refer to E-Hub’s net assets of liabilities at book value, totaling R$2,200, in addition the return of R$20,000, while the consideration paid was equivalent to 6% of Nova.Com, estimated at the fair value of R$31,530, including the book value. The transaction generated goodwill of R$9,230.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

16. Property and equipment

a)   Parent Company:

	Balance at:					Balance at:
	12.31.2011	Additions	Depreciation	Write-offs	Transfers	03.31.2012

Land	806,089	-	-	-	15,886	821,975
Buildings	1,960,871	2,961	(14,623)	-	3,102	1,952,311
Leasehold improvements	1,096,368	30,058	(18,273)	(105)	35,074	1,143,122
Machinery and equipment	513,805	46,878	(20,596)	(1,467)	(128)	538,492
Facilities	110,421	2,561	(2,540)	(8)	864	111,298
Furniture and fixtures	208,921	9,148	(6,315)	(324)	(11,044)	200,386
Vehicles	18,700	1,348	(1,127)	(1,576)	16	17,361
Property and equipment in progress	259,165	52,344	-	-	(41,372)	270,137
Other	36,196	3,496	(2,104)	-	(2,737)	34,851
	5,010,536	148,794	(65,578)	(3,480)	(339)	5,089,933

Financial leasing:
IT equipment	42,472	-	(2,832)	-	-	39,640
Buildings	21,605	-	(341)	-	-	21,264
	64,077	-	(3,173)	-	-	60,904
Total property and equipment	5,074,613	148,794	(68,751)	(3,480)	(339)	5,150,837

	Balances at 03.31.2012			Balances at 12.31.2011
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	821,975	-	821,975	806,089	-	806,089
Buildings	2,655,442	(703,131)	1,952,311	2,649,382	(688,511)	1,960,871
Leasehold improvements	2,001,460	(858,338)	1,143,122	1,937,875	(841,507)	1,096,368
Machinery and equipment	1,265,238	(726,746)	538,492	1,223,421	(709,616)	513,805
Facilities	288,156	(176,858)	111,298	285,015	(174,594)	110,421
Furniture and fixtures	504,461	(304,075)	200,386	507,854	(298,933)	208,921
Vehicles	26,655	(9,294)	17,361	29,318	(10,618)	18,700
Property and equipment in progress	270,137	-	270,137	259,165	-	259,165
Other	67,409	(32,558)	34,851	66,647	(30,451)	36,196
	7,900,933	(2,811,000)	5,089,933	7,764,766	(2,754,230)	5,010,536

Financial leasing:
IT equipment	58,702	(19,062)	39,640	58,703	(16,231)	42,472
Buildings	34,448	(13,184)	21,264	34,448	(12,843)	21,605
	93,150	(32,246)	60,904	93,151	(29,074)	64,077
Total property and equipment	7,994,083	(2,843,246)	5,150,837	7,857,917	(2,783,304)	5,074,613

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

16. Property and equipment -- Continued

b)   Consolidated:  -- Continued

	Balance at:					Balance at:
	12.31.2011	Additions	Depreciation	Write-Offs	Transfers	03.31.2012

Land	948,170	-	-	-	17,186	965,356
Buildings	2,115,548	2,996	(15,812)	(2,150)	(1,442)	2,099,140
Leasehold improvements	1,797,492	48,299	(34,072)	1,524	42,239	1,855,482
Machinery and equipment	919,182	70,854	(40,505)	(2,982)	13,082	959,631
Facilities	265,700	9,967	(8,103)	(2,089)	2,341	267,816
Furniture and fixtures	437,406	17,096	(14,696)	(3,702)	(7,311)	428,793
Vehicles	266,871	2,089	(9,698)	(10,092)	54	249,224
Property and equipment in progress	341,547	75,314	-	-	(62,393)	354,468
Other	81,309	5,100	(4,504)	(149)	(2,160)	79,596
	7,173,225	231,715	(127,390)	(19,640)	1,596	7,259,506

Financial leasing:
IT equipment	27,941	-	(1,098)	(156)	-	26,687
Hardware	105,085	1,929	(7,519)	-	-	99,495
Facilities	861	-	(26)	(2)	-	833
Furniture and fixtures	10,147	-	(381)	(176)	-	9,590
Vehicles	14,064	1	(56)	(328)	-	13,681
Buildings	26,927	-	(438)	-	-	26,489
	185,025	1,930	(9,518)	(662)	-	176,775
Total property and equipment	7,358,250	233,645	(136,908)	(20,302)	1,596	7,436,281

	Balances at 03.31.2012			Balances at 12.31.2011
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	965,356	-	965,356	948,170	-	948,170
Buildings	2,902,248	(803,108)	2,099,140	2,907,817	(792,269)	2,115,548
Leasehold improvements	3,214,866	(1,359,384)	1,855,482	3,116,923	(1,319,431)	1,797,492
Machinery and equipment	1,966,520	(1,006,889)	959,631	1,892,180	(972,998)	919,182
Facilities	521,744	(253,928)	267,816	512,834	(247,134)	265,700
Furniture and fixtures	873,754	(444,961)	428,793	870,285	(432,879)	437,406
Vehicles	303,869	(54,645)	249,224	319,889	(53,018)	266,871
Property and equipment in progress	354,468	-	354,468	341,547	-	341,547
Other	138,817	(59,221)	79,596	136,885	(55,576)	81,309
	11,241,642	(3,982,136)	7,259,506	11,046,530	(3,873,305)	7,173,225

Financial leasing:
IT equipment	38,796	(12,109)	26,687	39,374	(11,433)	27,941
Hardware	204,341	(104,846)	99,495	207,951	(102,866)	105,085
Facilities	1,217	(384)	833	1,220	(359)	861
Furniture and fixtures	15,103	(5,513)	9,590	15,373	(5,226)	10,147
Vehicles	16,129	(2,448)	13,681	20,293	(6,229)	14,064
Buildings	43,403	(16,914)	26,489	43,402	(16,475)	26,927
	318,989	(142,214)	176,775	327,613	(142,588)	185,025
Total property and equipment	11,560,631	(4,124,350)	7,436,281	11,374,143	(4,015,893)	7,358,250

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

16. Property and equipment -- Continued

c)   Guarantees

At March 31, 2012 and December 31, 2011, the Company and its subsidiaries had collateralized fixed assets and legal claims, as disclosed in the Note 22 (h).

d) Capitalized borrowing costs

The amount of the borrowing costs capitalized for the three–month period ended March 31, 2012 was R$3,532 (R$27,076 in December 31, 2011). The rate used to determine the amount of borrowing costs eligible for capitalization was approximately 104.8% of CDI, corresponding to the effective interest rate of the Company’s borrowings.

e) Additions to Property and equipment

	Parent Company		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011

Additions (i)	145,470	726,557	228,183	1,262,640
Financial Lease (ii)	-	50,239	1,930	101,318
Capitalized Interest	3,324	21,461	3,532	27,076

Total	148,794	798,257	233,645	1,391,034

(i) The additions made by the Company relate to the purchase of operating assets, acquisition of land and buildings for expansion of activities, building works for new stores and upgrading of existing distribution centers, stores reforms and investments in equipment and information technology; and

(ii) In the statements of cash flows were subtracted from asset additions made during the year, totaling R$ 1,930 at March 31,2012 (R$101,318 in December 31,2011), Parent Company and Consolidated, respectively, relating to acquisitions assets held through finance leases.

       f) Other information

At March 31, 2012 the subsidiary NCB recorded in cost of goods sold and services provided the value of R$ 7,390 (R$ 25,947 in December 31, 2011) for the depreciation of its fleet of trucks and machinery of Bartira.

The amount of Property and Equipment in progress R$ 8,482 refers to the Oracle Retail Project with completion scheduled in 2013.

The Company has not identified items of its fixed assets that require a provision for impairment at March 31, 2012.

The net transfer refers to software items that were write-off from property and equipment in progress to addition in intangible group.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

17.   Intangible assets

a)    Parent company:

	Balance at:					Balance at:
	12.31.2011	Additions	Amortization	Write-offs	Transfers	03.31.2012

Goodwill - electro	183,781	-	-	-	-	183,781
Goodwill – retail	300,614	-	-	-	-	300,614
Commercial rights - retail	17,600	-	-	-	-	17,600
Software	447,895	197	(15,333)	-	340	433,099
	949,890	197	(15,333)	-	340	935,094

	Balances at 03.31.2012			Balances at 12.31.2011
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net

Goodwill - electro	183,781	-	183,781	183,781	-	183,781
Goodwill – retail	1,148,825	(848,211)	300,614	1,148,825	(848,211)	300,614
Commercial rights - retail	17,600	-	17,600	17,600	-	17,600
Software	690,704	(257,605)	433,099	690,179	(242,284)	447,895
	2,040,910	(1,105,816)	935,094	2,040,385	(1,090,495)	949,890

b)    Consolidated:

	Balance at:					Balance at:
	12.31.2011	Additions	Amortization	Write-offs	Transfers	03.31.2012

Goodwill – cash and carry	358,965	-	-	-	2,602	361,567
Goodwill – electro	289,084	-	-	-	7,523	296,607
Goodwill – retail	723,776	-	-	-	(6,706)	717,070
Brand– cash and carry	38,639	-	-	-	-	38,639
Brand – electro	2,015,092	40	-	-	126	2,015,258
Commercial rights – electro	593,110	-	(2,042)	-	20,374	611,442
Commercial rights - retail	17,600	-	-	-	-	17,600
Customer relationship – electro	18,562	-	(1,571)	-	-	16,991
Profitable furniture supply agreement – Bartira	134,932	-	(18,434)	-	-	116,498
Lease agreement –stores and buildings under profitable condition – Nova casa Bahia	201,002	-	(12,966)	-	-	188,036
Fair Value of investment in Bartira	86,872	-	-	-	-	86,872
Software	548,599	7,777	(21,955)	(791)	(23,555)	510,075
Total Intangible	5,026,233	7,817	(56,968)	(791)	364	4,976,655

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

17.   Intangible assets -- Continued

b) Consolidated: -- Continued

	Balances at 03.31.2012			Balances at 12.31.2011
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net

Goodwill – cash and carry	371,008	(9,441)	361,567	358,965		358,965
Goodwill – electro	296,607	-	296,607	289,084	-	289,084
Goodwill – retail	1,826,132	(1,109,062)	717,070	1,842,279	(1,118,503)	723,776
Brand– cash and carry	38,639	-	38,639	38,639	-	38,639
Brand – electro	2,015,258	-	2,015,258	2,015,092	-	2,015,092
Commercial rights – electro	661,823	(50,381)	611,442	646,488	(53,378)	593,110
Commercial rights - retail	17,600	-	17,600	17,600	-	17,600
Customer relationship – electro	34,267	(17,276)	16,991	34,268	(15,706)	18,562
Profitable furniture supply agreement – Bartira	221,215	(104,717)	116,498	221,214	(86,282)	134,932
Lease agreement –stores and buildings under profitable condition – Nova casa Bahia	256,103	(68,067)	188,036	256,103	(55,101)	201,002
Fair Value of investment in Bartira	86,872	-	86,872	86,872	-	86,872
Software	820,960	(310,885)	510,075	892,793	(344,194)	548,599
Total Intangible	6,646,484	(1,669,829)	4,976,655	6,699,397	(1,673,164)	5,026,233

c)    Impairment testing of goodwill and intangible assets --  Continued

The goodwill and intangible assets are annually tested for impairment at December 31, 2011 and 2010 according to the method described in Note 4 - Significant accounting policies.

As a result of non-recovery tests conducted in 2011 and 2010, and because no evidence of non-completion in March 31, 2012, the Company does not recognize losses for non-recovery.

For the year ending in December 31, 2012, the Directors of the Company shall submit a new impairment tests all goodwill and intangible assets recognized until this date.

d) Brand

The value was subjected to test assets recoverable through the methodology income approach - Relief Royalty form, which consists in determining the value of an asset by measuring the present value of future benefits. Given the indefinite life brand, considered in preparing the discounted cash flow perpetual growth of 2.5%. The royalty rate used was 0.9%

      e) Right of use “Fundo de Comércio”

The funds were allocated to the CGU. The CGUs were tested with assets recoverable through the discounted cash flow in December 31, 2011 and adjustments have not been indentified.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

17. Intangible assets -- Continued

f)   Other intangible assets

Software was tested for impairment observing the same criteria set for property and equipment.

Other intangible assets, whose useful life is indefinite, were submitted to impairment test according to the same calculation criteria used in goodwill on investments, it is not necessary a provision for impairment.

         g) Useful life

The contract of store lease agreement and buildings under profitable conditions (10 years), furniture supply agreement under profitable condition (3 years) and customer relationship (5 to 7 years).

18.   Loans and financings

a)   Breakdown of debt

	Parent Company		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Debentures (i)
Debentures	527,344	506,122	532,005	506,122
Swap contracts (c), (g)	(203)	68	(203)	68
Funding fees	(4,183)	(4,346)	(4,434)	(4,346)
	522,958	501,844	527,368	501,844
Local currency
BNDES (e)	116,462	109,224	147,856	152,629
IBM	-	-	6,803	6,815
Working capital (c)	272,172	38,065	519,305	126,892
Consume finance – CDCI (c) (d)	-	-	2,211,480	2,263,122
PAFIDC (Note 10)	-	-	1,167,425	1,235,934
Financial leasing (Note 23)	53,201	55,800	75,817	81,643
Swap contracts (c), (g)	(8,600)	(882)	(9,864)	(882)
Funding fees	(7,291)	(6,424)	(9,395)	(8,670)
Anticipation of receivables	-	-	-	-
Other	-	-	2,279	2,346
	425,944	195,783	4,111,706	3,859,829
Foreign currency
Working capital (c)	14,505	15,546	14,552	537,023
Swap contracts (c), (g)	414	(197)	414	19,163
Funding fees	(297)	(298)	(297)	(361)
	14,622	15,051	14,669	555,825
Total current	963,524	712,678	4,653,743	4,917,498

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings—Continued

a)     Breakdown of debt—Continued

	Parent Company		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Debentures (i)
Debentures	1,903,838	2,145,886	2,306,244	2,145,886
Funding fees	(7,499)	(8,368)	(8,085)	(8,368)
	1,896,339	2,137,518	2,298,159	2,137,518
Local currency
BNDES (e)	336,363	375,560	366,324	405,515
IBM	-	-	3,401	5,112
Working capital (c)	1,244,700	1,098,730	1,318,513	1,406,575
Consume finance – CDCI (c) (d)	-	-	111,903	129,300
FIDCs (Note 10)	-	-	1,215,949	1,184,522
Financial leasing (Note 23)	141,841	152,344	178,997	194,788
Swap contracts (c), (g)	(21,036)	(17,129)	(34,158)	(25,779)
Funding fees	(10,822)	(7,244)	(10,944)	(7,780)
	1,691,046	1,602,261	3,149,985	3,292,253

Foreign currency
Working capital (c)	707,437	716,621	864,030	832,657
Swap contracts (c), (g)	1,463	(26,729)	10,012	(21,399)
Funding fees	(55)	(129)	(55)	(129)
	708,845	689,763	873,987	811,129

Total noncurrent	4,296,230	4,429,542	6,322,131	6,240,900

Total	5,259,754	5,142,220	10,975,874	11,158,398

b)    Schedule of loans and financings maturity recognized in liabilities noncurrent

Year	Parent Company	Consolidated
2013	1,093,240	2,643,406
2014	1,675,464	1,741,115
2015	1,070,667	1,473,436
2016	110,924	111,341
After 2016	364,311	371,917
Subtotal	4,314,606	6,341,215

Funding fees	(18,376)	(19,084)

Total	4,296,230	6,322,131

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings

c)     Financing of working capital, swap and funding for consumer intervention

		Parent Company		Consolidated
Debt	Rate*	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Local currency
Banco do Brasil	11.7% per year	846,456	809,769	1,804,730	1,856,869
Banco do Brasil	98.5% CDI	334,948	327,026	334,948	327,026
Bradesco	CDI + 1.25%	-	-	1,040,645	1,041,287
Santander	104% CDI	-	-	-	88,830
Safra	106.3% per year	335,468	-	335,468	611,877
Safra	CDI + 1.35%	-	-	645,410	-
		1,516,872	1,136,795	4,161,201	3,925,889
Current		272,172	38,065	2,730,785	2,390,014
Noncurrent		1,244,700	1,098,730	1,430,416	1,535,875

Foreign currency
Citibank	Libor + 1.45% per year	-	-	42,416	-
Itaú BBA	USD + 3.2% per year	526,349	536,100	526,349	536,100
Banco do Brasil	USD + 3.9% per year and 2.3% per year	-	-	-	317,373
Bradesco	USD + 2.7% and 3.9% per year	-	-	-	115,017
Santander	USD + 4.5% per year	2,877	203	117,054	116,239
ABN AMRO	YEN + 4.9% per year	-	-	47	89,087
HSBC	USD + 2.4% per year	192,716	195,864	192,716	195,864
		721,942	732,167	878,582	1,369,680
Current		14,505	15,546	14,552	537,023
Noncurrent		707,437	716,621	864,030	832,657

Swap contracts
Citibank	CDI 105.0%	-	-	(1,645)	-
Itaú BBA	CDI 103.7%	20,109	(901)	20,109	(901)
Banco do Brasil	CDI 103.2%	(29,636)	(18,011)	(44,022)	(15,681)
Bradesco	CDI 103.9%	-	-	-	(4,348)
Santander	CDI 110.7%	-	-	10,194	18,058
ABN AMRO	CDI 104.3%	(203)	68	(203)	68
HSBC	CDI 99.1%	(18,232)	(26,025)	(18,232)	(26,025)
		(27,962)	(44,869)	(33,799)	(28,829)
Current		(8,389)	(1,011)	(9,653)	18,349
Noncurrent		(19,573)	(43,858)	(24,146)	(47,178)

		2,210,852	1,824,093	5,005,984	5,266,740

* Weighted average rate. 18.   Loans and financings -- Continued

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

c) Financing of working capital, swap and funding for consumer intervention -- Continued

The funds to finance working capital are raised with local financial institutions, denominated in local or foreign currencies. Main operations classified into this item are working capital financing.

d) Consumer finance - CDCI

The operations of consumer finance correspond to the financing of credit sales to customers of subsidiary NCB, through a financial institution. Sales can be paid in up to 24 months and the average financial costs are charged 11.69% per year. For such contracts, NCB retains substantially all the risks and benefits linked to loans financed with financial institutions secured by promissory notes issued by subsidiary and by assignment of receivables

e) BNDES

The line of credit agreements denominated in Brazilian reais, with the Brazilian Development Bank (BNDES), are subject to the indexation based on the TJLP rate (long-term rate), plus annual interest rates, funding portfolio. Financing is paid in monthly installments after a grace period, as mentioned in the table below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and it must comply with certain financial ratios, calculated based on the consolidated balance sheet, as follows: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.30 and (ii) EBITDA/Net debt equal to or greater than 0.35. The Company controls and monitors these indexes.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18. Loans and financings- Continued

e)  BNDES -- Continued

At March 31, 2012, the Company was in compliant with the aforementioned clauses.

			Parent Company		Consolidated
Annual financial charges	Number of monthly installments	Maturity	03.31.2012	12.31.2011	03.31.2012	12.31.2011
TJLP + 3.2%	46	Nov/12	22,026	30,285	22,026	30,285
TJLP + 2.7%	46	Nov/12	3,182	4,375	3,182	4,375
TJLP + 3.6%	60	Dec/16	389,811	410,327	389,811	410,327
4.5% per year	60	Dec/16	37,806	39,797	37,806	39,797
TJLP + 2.3%	48	Jun/13		-	3,439	4,127
TJLP + 2.3%	48	May/12		-	845	2,112
TJLP + 1.9% per year	30	Jun/14		-	25,411	28,234
7% per year	24	Oct/12		-	11,681	16,687
TJLP + 3.5% per year + 1% per year	30	Jun/14		-	9,084	12,105
TJLP + 1.9% per year + 1% per year	30	Jun/14		-	10,895	10,095
			452,825	484,784	514,180	558,144

Current			116,462	109,224	147,856	152,629
Noncurrent			336,363	375,560	366,324	405,515

f)    Guarantees

The Company signed promissory notes and letters of guarantee in the loans and financings took out with BNDES and IBM.

g)    Swap contracts

The Company uses swap operations to exchange liabilities denominated in U.S. dollars and fixed interest rates with Real pegged to CDI floating interest rates. The Company contracts swap operations with the same counterparty, currency and interest rates. All these transactions are classified as hedge accounting, as disclosed in Note 20. The CDI annual benchmark rate at March 31, 2012 was 11.39% (11.60% in December 31, 2011).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings - Continued

h)    Redeemable PAFIDC and Globex FIDC quotas

As per CPC 38 (IAS 39), the Company records the amounts related to the senior quotas as “Loans and financings”.

i)  Debentures

					Parent Company		Consolidated
	Type	Outstanding debentures	Annual financial charges	Unit price	03.31.2012	12.31.2011	03.31.2012	12.31.2011

GPA
6th Issue – 1st Series	No preference	54,000	CDI + 0.5%	3,360	181,465	373,529	181,465	373,529
6th Issue – 2ndSeries	No preference	23,965	CDI + 0.5%	3,360	80,534	165,771	80,534	165,771
6th issue – 1st and 2nd Series	Interest rate swap	-	104.96% CDI	3,360	(203)	68	(203)	68
8th Issue – 1st Series	No preference	500	109.5% of CDI	1,287,212	643,606	626,706	643,606	626,706
9th Issue – 1st Series	No preference	610	107.7%% CDI	1,153,831	703,837	685,647	703,837	685,647
10th Issue – 1st Series	No preference	80,000	108.5% CDI	10,272	821,739	800,355	821,739	800,355
Via Varejo
3rd Issue – 1st Series	No preference	40,000	CDI + 1.0%	10,177	-	-	407,067	-

Funding fees					(11,681)	(12,714)	(12,518)	(12,714)
					2,419,297	2,639,362	2,825,527	2,639,362
Current					522,958	501,844	527,368	501,844
Noncurrent					1,896,339	2,137,518	2,298,159	2,137,518

(i)     Breakdown of outstanding debentures

	Number of debentures	Amount

At 12.31.2011	159,075	2,639,362
3ª Issue of Debentures	40,000	402,406
Interest rate net of payments and fair value of swap	-	72,663
Amortisation	-	(288,904)
At 03.31.2012	199,075	2,825,527

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings- Continued

i)   Debentures — Continued

(i)   Additional information

Data
Description	6th issue	8th issue	9th issue	10th issue	3rd issue - Via Varejo

At March 27, 2007, the Company’s Board of Directors approved the issue of 77,965 debentures, corresponding to the total amount of R$ 779,650. The debentures issued within the scope of the 6th issue have the following characteristics:

At December 4, 2010, the Company’s Board of Directors approved the issue of a restricted offering of 500 non-convertible debentures, in the total amount of R$500,000. The debentures issued within the scope of the 8th issue have the following characteristics:

At January 5, 2011, the Company’s Board of Directors approved the issue and the restricted offering of 610 non-convertible debentures, in the total amount of R$610,000. The debentures issued within the scope of the 9th issue have the following characteristics:

At December 14, 2011, the Company’s Board of Directors approved the issue and the restricted offering of 80.000 non-convertible debentures, in the total amount of R$800.000. The debentures issued within the scope of the 10th issue have the following characteristics:

At January 27, 2012, the Company’s Board of Directors approved the issue of 40.000 debentures, in the total amount of R$402.406. The debentures issued within the scope of the 3th issue have the following characteristics:

Series:	Two series: 54,000 and 23,965 debentures were issued in the first and second series, respectively.	Single.	Single.	Single.	Single.

Class and Convertibility:	Not convertible into shares issued by the Company.	Registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.	Registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.	Registered, book-entry and without issuing share certificates. The debentures are not converted into shares issued by the Company.	Not convertible into shares issued by the Company.

Type:	Unsecured	Unsecured	Unsecured	Unsecured	Guaranty by Companhia Brasileira de Distribuição

Issue date:	March 1, 2007.	December 15, 2009.	January 5, 2011.	December 29, 2011.	February 17, 2012.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings - Continued

i)   Debentures — Continued

(i)        Additional information

Data
Description	6th issue	8th issue	9th issue	10th issue	3rd issue - Via Varejo
Term and maturity:	Seventy-two (72) months, thus maturing on March 1, 2013.	Sixty (60) months as of the issue date, thus maturing at December 15, 2014.	Thirty six (36) months as of the issue date, thus maturing on January 5, 2014.	Forty two (42) months as of the issue date, thus maturing on June 29, 2015.	Forty two (42) months, thus maturing on July 30, 2015.

Remuneration:

Daily average rate of one-day Certificates Interbank Deposits (CDI), known as “over extra group,” expressed as annual percentage, based on a year of 252 days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities, plus annual spread of 0.5%, of principal, due half-yearly, as of the issue date, always at March and September 1 every year.

109.5% average daily rates of one-day Certificates Interbank Deposits (CDI) , known as “over extra group,” expressed as annual percentage, based on a year of two hundred and fifty-two (252) days, calculated and published by CETIP. The Remuneration will be paid as of the thirty-sixth (36th) month after the issue date, on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014; and (v) on the Maturity Date, December 15, 2014.

107.75% of average daily rates of one-day Certificates Interbank Deposits (CDI), known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

108.5% of average daily rates of one-day Certificates Interbank Deposits (CDI), known as “over extra group,” expressed as a percentage per annum, based on a year of 252 days, daily calculated and published by CETIP.

Daily average rate of one-day Certificates Interbank Deposits (CDI), known as “over extra group,” expressed as annual percentage, based on a year of 252 days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities, plus annual spread of 1.0%, of principal, due half-yearly, as of the issue date, always at January and July 30 every year.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings- Continued

i)   Debentures — Continued

(i)        Additional information

Data
Description	6th issue	8th issue	9th issue	10th issue	3rd issue - Via Varejo
Amortization:	To be amortized in three (3) annual installments: March 1, 2011, March 1, 2012, and March 1, 2013. At each amortization payment date, 25,988 debentures will be paid.

The unit face value of the debentures will be amortized on the following dates: (i) December 15, 2012; (ii) June 15, 2013; (iii) December 15, 2013; (iv) June 15, 2014. On each date, one fifth (1/5) of the unit face value of the debentures (R$1,000,000) will be paid.

The unit face value of debentures will not be partially amortized throughout the effectiveness term of debentures. The unit face value of each debenture will be fully and exclusively paid on the maturity date.

Amortization in a lump sum on the maturity date.

The remuneration will be paid annually on the following dates: (i) December 29, 2012; (ii) December 29, 2013; (iii) December 29, 2014; and (iv) June 29, 2015.

The remuneration will be paid semiannually on the following dates: (i) July 30, 2012; (ii) January 30, 2013; (iii) July 30, 2013; (iv) January 30, 2014; (v) July 30, 2014; (vi) January 30, 2015; and (vii) July 30, 2015.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings- Continued

i)   Debentures — Continued

(i)   Additional information

Data
Description	6th issue	8th issue	9th issue	10th issue	3rd issue - Via Varejo
Early redemption

As of the 18th month after the issue date, the Company may fully or partially redeem in advance the debentures by paying (i) the Unit Face Value plus Remuneration, calculated on a “pro rata temporis” basis, as of the issue date or the last date of payment of the Remuneration, where applicable, until the date of its effective payment; or (ii) reimbursement of premium corresponding to, at most, 1.5%, calculated on a “pro rata temporis” basis, decreasing over time. The partial redemption, if applicable, may occur through a draw, pursuant to Paragraph 1 of Article 55 of Law 6,404 of December 15, 1976 (“Brazilian Corporation Law”) and other applicable rules.

		The Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.	The Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.	The Company is entitled to early redemption at any time, at its exclusive discretion, pursuant to the conditions established in the deed of issue.

As of the 18th month after the issue date, the Company may fully redeem in advance the debentures by paying the Unit Face Value, plus: (a) Remuneration, calculated on a “pro rata temporis” basis, since issue date until the date of its effective payment; and (b) premium corresponding to 0.5%, calculated on Unit Face Value plus the Remuneration appropriate based on the remaining term of the Debentures.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financings- Continued

i)   Debentures — Continued

(i)   Additional information

Data
Description	6th issue	8th issue	9th issue	10th issue	3rd issue - Via Varejo
Financial ratios:

Calculated based on the Company’s consolidated financial statements in BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2011 the Company was in full compliance with all these ratios.

Calculated based on the Company’s consolidated financial statements prepared under BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2011, the Company was in full compliance with all these ratios.

Calculated based on the Company’s consolidated financial statements prepared in BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2011, the Company was in full compliance with all these ratios.

Calculated based on the Company’s consolidated financial statements prepared in BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25. At December 31, 2011, the Company was in full compliance with all these ratios.

Calculated based on the Company’s consolidated financial statements in BR GAAP: (i) net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; (ii) consolidated net debt/EBITDA ratio, lower or equal to 3.25.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

18. Loans and financings- Continued

i)   Debentures — Continued

(ii)  Additional information

Data
Description	6th issue	8th issue	9th issue	10th issue	3rd issue - Via Varejo
Utilization of funds:	The funds raised through the series of the 6th issue of debentures will be used by the Company to strengthen working capital and to pay current debt.	The funds raised through the 8th issue of debentures shall be used by the Company to maintain its cash strategy and to strengthen its working capital.	Funds raised by means of the 9thissue shall be used by the Company to maintain its cash strategy and strengthen its working capital.	Funds raised by means of the 10thissue shall be used by the Company to maturity of the debt.	The funds raised through the series of the 3rd issue of debentures will be used by the Company to strengthen working capital and lengthening the debt profile.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments

The Company uses financial instruments only for the indentified risk of protection limited to 100% of the risk.  The derivative transactions are exclusively used to reduce the exposure to the foreign currency fluctuation and interest rate, aiming at sustaining a balanced capital structure.

The Company’s financial instruments are reported according to CPCs 38, 39 and 40 (IAS 9, IAS 32 and IFRS 7). The main financial instruments and their amounts recorded in the quarterly financial information by category, are as follows:

	Parent company
	Carrying amount		Fair value
	03.31.2012	12.31.2011	03.31.2012	12.31.2011

Cash and cash equivalents	1,631,411	2,328,783	1,631,411	2,328,783
Accounts Receivables	799,062	915,814	799,062	915,814
Related parties, assets	1,428,817	1,143,031	1,428,817	1,143,031
Related parties, liabilities	(178,339)	(188,272)	(178,339)	(188,272)
Trade accounts payables	(2,005,112)	(2,526,912)	(2,005,112)	(2,526,912)
Loans and financings	(2,840,457)	(2,502,858)	(2,991,969)	(2,673,150)
Debentures	(2,419,297)	(2,639,362)	(2,336,804)	(2,641,113)
Net exposure	(3,583,915)	(3,469,776)	(3,652,934)	(3,641,819)

	Consolidated
	Carrying amount		Fair value
	03.31.2012	12.31.2011	03.31.2012	12.31.2011

Cash and cash equivalents	3,745,811	4,969,955	3,745,811	4,969,955
Accounts Receivables	5,583,047	5,993,341	5,587,322	5,998,354
Related parties, assets	151,729	133,584	151,729	133,584
Related parties, liabilities	(87,882)	(86,036)	(87,882)	(86,036)
Trade accounts payables	(4,715,629)	(6,220,599)	(4,715,629)	(6,220,599)
Loans and financings	(8,150,347)	(8,519,036)	(8,241,023)	(8,725,757)
Debentures	(2,825,527)	(2,639,362)	(2,743,035)	(2,641,113)
Purchase option - Bartira	304,339	304,339	304,339	304,339
Net exposure	(5,994,459)	(6,063,814)	(5,998,368)	(6,267,273)

The fair value of other financial instruments described in Note 19 (b) allows to approximate carrying amount based on current payment terms. The classification of assets and liabilities at fair value are described in Note 19 c.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries

The Company adopts risk control policies and procedures, as outlined below:

(i)  Credit risk

•  Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the investments to a single financial institution, also taking into consideration monetary limits and financial institution evaluations, which are continuously updated (See Note 7).

•  Accounts receivable: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales, 0.07% at March 31, 2012 (0.09% in December 31, 2011).

•  The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions with renowned financial institutions.

•  Credit card and/or meal ticket sales are substantially destined to PAFIDC and Globex FIDC, the risk of which is related and limited to the amount of subordinated quotas held by the Company (See Note 10).

(ii) Interest rate risk

The Company and its subsidiaries raise loans and financings with main financial institutions in order to deal with cash needs for investments and growth. As a result, the Company and its subsidiaries are exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets this effect.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(iii) Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated loans. The Company and its subsidiaries use derivatives, such as swaps, which aim at annulling the exchange exposure risk, transforming the cost of debt into domestic currency and interest rates.

(iv) Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, so that to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the period of three months ended at March 31, 2012.

	Parent company		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Loans and financings	5,259,754	5,142,220	10,975,874	11,158,398
(-) Cash and cash equivalents	(1,631,411)	(2,328,783)	(3,745,811)	(4,969,955)
Net debt	3,628,343	2,813,437	7,230,063	6,188,443

Shareholders’ equity	7,800,569	7,625,273	10,265,487	10,094,425

Shareholders’ equity and net debt	11,428,912	10,438,710	17,495,550	16,282,868

(v)    Liquidity management risk

The Company manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions.

The table below summarizes the maturity profile of financial liabilities of the Company on March 31,2012 and December 31, 2011:

a) Parent Company:

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	92,100	2,828,530	-	2,920,630
Debentures	582,255	2,770,133	-	3,352,388
Derivatives	355	70,562	-	70,917
Leasing	55,800	118,000	34,100	207,900
At 12.31.2011	730,510	5,787,225	34,100	6,551,835

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19. Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(v)   Liquidity management risk – Continued

a)     Parent Company: – Continued

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	338,505	2,699,260	154,396	3,192,161
Debentures	287,858	2,644,005	-	2,931,863
Derivatives	7,348	29,296	-	36,644
Leasing	60,673	114,430	59,603	234,706
At 03.31.2012	694,384	5,486,991	213,999	6,395,374

                   b)    Consolidated:

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	3,248,159	3,478,612	-	6,726,771
Debentures	582,255	2,770,133	-	3,352,388
Derivatives	27,573	66,634	-	94,207
Leasing	88,847	158,140	41,800	288,787
At 12.31.2011	3,946,834	6,473,519	41,800	10,462,153

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	2,963,942	3,079,307	154,397	6,197,646
Debentures	325,548	3,154,303	-	3,479,850
Derivatives	(3,549)	52,485	-	48,936
Leasing	97,607	186,243	41,844	325,694
At 03.31.2012	3,383,548	6,472,337	196,241	10,052,126

(vi)    Derivative financial instruments

Few swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars and YEN) and fixed interest rates, converting the debt into domestic interest rates and currency.

These contracts amount to R$1,716,483 at March 31, 2012 (R$2,057,826 in December 31, 2011). These operations are usually contracted under the same terms of amounts, maturities and fees, and preferably are carried out with the same financial institution, observing the limits set by Management.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19. Financial instruments – Continued

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)     Derivative financial instruments – Continued

The Company’s derivatives contracted before December 31, 2008, are  measured at fair value through income statement, including: (i) Swap agreements of foreign currency debts (U.S. dollars and Japanese yen), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). These agreements amounted to a notional amount of R$259,883 at March 31, 2012 (R$607,184 in December 31, 2011) and (ii) The remaining swap agreements are primarily related to debentures and BNDES loans, exchanging variable domestic interest rates plus fixed interest rates with variable interest rates (CDI).

According to the Company’s treasury policies, swap caps, margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional swap operations to hedge against debts, including for speculative purposes.

The Company’s internal controls were designed so that to ensure that transactions are conducted in compliance with this treasury policy.

The Company calculates the effectiveness of operations whose hedge accounting is applied, upon contracting and on a continued basis. Hedges operations contracted in the three- month period ended March 31, 2012 reported effectiveness in relation to the debts, which are purpose of this hedge. For derivative operations qualified as hedge accounting, according to CPC 38(IAS 39), the debt purpose of the hedge is also adjusted at fair value as per fair value hedge rules.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments – continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)    Derivative financial instruments - Continued

		Consolidated
		Notional Value		Fair Value
		03.31.2012	12.31.2011	03.31.2012	12.31.2011
Fair value hedge
Purpose of hedge (debt)		1,716,483	2,057,826	2,045,938	2,398,836

Long position
Pre-fixed rate	11.72% p.a.	935,225	685,000	1,162,414	810,335
USD + Fixed	3.11% p.a.	781,258	1,372,826	890,740	1,604,792
		1,716,483	2,057,826	2,053,154	2,415,127
Short position
	CDI 103.35% p.a.	(1,716,483)	(2,057,826)	(2,019,154)	(2,373,503)
Net position		-	-	34,000	41,624

		Consolidated
		Notional Value		Fair Value
		03.31.2012	12.31.2011	03.31.2012	12.31.2011
Swap agreements measured by fair value through income statement
Long position
USD + Fixed	5.92% p.a.	-	67,884	-	89,474
CDI + Fixed	100% CDI + 0.05% p.a.	259,883	539,300	262,957	540,987
		259,883	607,184	262,957	630,461

Short position	CDI	(259,883)	(607,184)	(263,160)	(643,191)
Swap net position		-	-	(203)	(12,730)

Total swap net position		-	-	33,797	28,894

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)     Derivative financial instruments - Continued

Realized and unrealized gains and losses over these contracts during the period of three months ended at March 31, 2012 are recorded in the net financial result and balance payable by fair value is R$33,797 (R$28,894 in December 31, 2011) and recorded under “loans and financings”.

Fair value hedge effects in the income for the three-month period ended March 31, 2012 were R$74,451 of loss, (R$70,395 of loss in March 31, 2011).

(vii)   Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of operations, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by BM&F Bovespa.

Market values of swaps and currency coupons x CDI were obtained by using the market exchange rates in the date in which the quarterly information are raised and the rates projected by the market are calculated based on currency coupon curves. In order to calculate the coupon of foreign currency indexed-positions, the straight line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions the exponential convention - 252 business days was adopted.

b)  Sensitivity analysis of financial instruments

Listed companies must disclose an illustrative chart of sensitivity analysis, for each type of market risk deemed as relevant by Management, to which the entity is exposed at the closing date of each period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments – Continued

b)   Sensitivity analysis of financial instruments - Continued

In compliance with the aforementioned paragraph, according to the Management’s assessment the most probable scenario is what the market has been signaling through market curves (currency and interest rates) of BM&FBovespa, on the maturity dates of each operations. Therefore, in the probable  scenario, there is no impact on the fair value of financial instruments already mentioned above. For scenarios II and III, for the exclusive sensitivity analysis effect, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to the maturity date of financial instruments.

In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate calculated through the interpolation method of foreign currency-denominated loans is developed through DDI curves, clean Cupom and DIxIene, indexes disclosed by BM&FBovespa (Securities, Commodities and Futures Exchange), and DI curve is used in domestic currency-denominated loans, an index published by CETIP (OTC Clearing House) and calculated through the exponential interpolation method.

In case of derivatives (aiming at hedging the financial debt),changes in scenarios are accompanied by respective hedges, indicating if effects are not significant, see note b(ii).

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

(i)     Fair value hedge (at maturity dates)

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at pre-fixed rate	Rate increase	(1,339,022)	(1,339,022)	(1,339,022)
Swap (asset position in pre-fixed rate)	Rate increase	1,339,569	1,339,569	1,339,569
	Net effect	547	547	547

Swap (liability position in CDI)	CDI decrease	(1.281.572)	(1,325,273)	(1,370,424)
Total net effect		-	(43,701)	(88,852)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments – Continued

b)  Sensitivity analysis of financial instruments - Continued

(iii)    Derivatives accounted for at fair value through income statement

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at pre-fixed rate	USD increase	(996,655)	(1,245,819)	(1,494,982)
Swap (asset position in pre-fixed rate)	USD increase	1,014,536	1,268,170	1,521,804
	Net effect	17,881	22,351	26,822

Swap (liability position in CDI)	CDI decrease	(1,021,512)	(1,050,722)	(1,080,325)

Total net effect		-	(24,740)	(49,872)

Swap (short position in USD)	USD decrease	292,301	299,509	306,830
Swap (long position in CDI)	CDI increase	(281,681)	(286,861)	(292,084)
	Net effect	10,620	12,648	14,746
Net total effect		-	2,028	4,126

(iii)   Other financial instruments

		03.31.2012	Market projection
Transactions	Risk		Scenario I	Scenario II	Scenario III

Loans and financings :
Debentures:
6th issue	CDI + 0.5%	261,999	288,375	324,305	331,203
8th issue	109.50% of CDI	643,606	771,841	945,741	965,856
9th issue	107.75% of CDI	703,837	830,584	1,001,454	1,022,754
10th issue	108.5% of CDI	821,739	976,466	1,185,542	1,210,757
3rd issue- Via Varejo	100.0% of CDI + 1%	407,067	450,278	508,900	519,723
Total debentures		2,838,248	3,317,544	3,965,942	4,050,293

Bank Loan – Via Varejo	100.0% of CDI	2,397,222	2,625,438	2,937,865	3,000,351
Leasing – Via Varejo	100.0% of CDI	42,899	46,983	52,574	53,692
PAFIDC (Senior quotas)	108.0% of CDI	2,383,374	2,819,093	3,406,930	3,479,392
Total loans and financings exposure		7,661,743	8,809,058	10,363,311	10,583,728
Cash and cash equivalents (*)	100.8 % of CDI	3,745,811	4,135,232	4,664,343	4,763,549

Total net exposure (and deterioration compared to scenario I)		(3,915,932)	(757,894)	(1,025,142)	(1,146,353)
(*) weighted average

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments – Continued

b)  Sensitivity analysis of financial instruments - Continued

Sensitivity assumptions

The Company’s net exposure corresponds to the CDI-pegged debt and total net effect represents the deterioration of scenarios II and III in relation to scenario I, which is considered the most probable scenario by the Company.

The Company used projected future interest and U.S. dollar rates, obtained with BM&FBovespa on the maturity date of each agreement, considering an increment of 25% in scenario II and an increment of 50% for scenario III.

In order to calculate the net exposure, all derivatives were considered at their fair value on respective maturity dates, as well as their related debts (hedged items) and other Company’s financial instruments.

c)  Fair value measurements

Consolidated assets and liabilities measured at fair value are summarized below:

	03.31.2011	Budgeted prices in active markets for identical instruments (level 1)	Fair value measurement on the balance sheet date using other relevant observable assumptions (Level 2)	Fair value measurement on the balance sheet date using other relevant observable assumptions (Level 3)

Cash and cash equivalents	3,745,811	3,745,811	-	-
Cross-currency interest rate swaps	(10,427)	-	(10,427)	-
Interest rate swaps	44,224	-	44,224	-
Loans and financings	(2,661,910)	-	(2,661,910)	-
Purchase Option – Bartira	304,339	-	-	304,339
	1,422,037	3,745,811	(2,628,113)	304,339

There were no transactions between the levels of measuring fair value in the period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments - Continued

d) Consolited position of operations  with derivatives financial instruments.

At march 31, 2012 and december 31, 2011, below, the consolidated position of derivative financial instruments operations:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional Value	Contracting Date	Maturity	03.31.2012	12.31.2011	03.31.2012	12.31.2011

Exchange swaps registered at CETIP (USD x CDI)	Santander	US$ 57,471	04/16/2010	4/10/2013	(11,182)	(5,680)	(10,194)	(5,330)
	ABN AMRO	US$ 40,000	3/14/2008	3/2/2012	-	(13,094)	-	(12,728)
	Brasil	US$ 84,000	3/31/2010	3/12/2012	-	(16,320)	-	(16,080)
	Brasil	U$ 78,500	2/9/2011	2/3/2012	-	4,964	-	5,099
	Citibank	U$ 40,000	2/13/2012	2/13/2014	1,912	-	1,645	-
	Bradesco	U$ 38,892	1/7/2011	1/4/2012	-	3,423		4,348
	Itaú	US$ 175,000	7/1/2010	9/7/2013	(45,683)	(28,938)	(44,190)	(29,306)
		U$ 160,300	5/5/2011	4/16/2014	18,190	25,708	24,081	30,207
	HSBC	U$ 150,000	4/29/2011	4/22/2013	15,619	23,076	18,646	25,827
		U$ 7,586	12/14/2011	12/07/2012	(454)	212	(414)	197
Interest rate swap registered at CETIP (Fixed rate x CDI)	Banco do Brasil	R$ 117,000	12/23/2010	12/24/2013	685	186	5,813	3,421
	(*)	R$ 33,000	12/23/2010	12/24/2012	343	169	1,185	882
		R$ 160,000	12/23/2010	1/14/2013	1,641	804	5,992	4,408
		R$ 35,000	12/23/2010	2/28/2013	341	162	1,424	1,012
		R$ 80,000	6/28/2010	6/12/2013	709	394	3,401	2,091
		R$ 130,000	6/28/2010	6/6/2014	828	369	6,033	3,166
		R$ 130,000	6/28/2010	6/2/2015	579	161	5,790	3,031
		R$ 200,000	3/31/2010	3/7/2013	1,264	1,274	11,259	7,365
	Unibanco	R$ 779,650	6/25/2007	3/1/2013	9	(2)	203	(2)
	Santander	R$ 50,000	6/28/2010	6/12/2013	(39)	(35)	3,123	1,286
					(15,238)	(3,167)	33,797	28,894

(*) Renewal of contracts

e) Option Bartira

Applying Black & Scholes methodology using the following metrics:

• Exercise price: R $ 200,466 (updated by IPCA up until year date);

• The asset price in cash: R$ 591,071, equivalent to the valuation of 100% of the company Bartira conditions in which the asset can be delivered if the option is exercised, in other words, without the effects of unfavorable contract supply;

• Volatility: 28% based on companies in the same industry;

• Deadline for exercise: 3 years; and

• Risk free rate: 12% per year.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

19.   Financial instruments - Continued

e) Option Bartira- Continued

On 31 December 2011 was performed recalculation of the value of the option and no change in value.

20.   Income and social contribution taxes payable and tax installment payment

a)   Payable taxes and contributions

	Parent Company		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011

PIS and COFINS payable	18,607	51,421	74,827	137,457
Provision for income and social contribution taxes	41,459	13,449	105,708	177,739
Other	4,173	4,232	18,460	17,220
	64,239	69,102	198,995	332,416

b)    Installment payment

	Parent Company		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011

Taxes paid by installments - Law no. 11,941/09 (i)	1,278,868	1,344,662	1,374,549	1,440,636
Other (ii)	20,812	21,219	21,922	22,386
	1,299,680	1,365,881	1,396,471	1,463,022

Current	87,411	163,214	94,397	171,212
Noncurrent	1,212,269	1,202,667	1,302,074	1,291,810

(i)     Federal tax installment payment, Law 11,941/09 – The Law 11,941, published on May 27, 2009, through its Articles 1 to 13 enacted a special federal tax and social security debt installment payment overdue until November 2008, granting several benefits to its participants, such as reduction of fines, interest rates and legal charges, eventual utilization of credits calculated based on accumulated tax losses to settle default interest, ex-officio  fine and interest rates, the term of up to 180 months to pay the consolidated balance, the utilization of escrow deposits to reduce the balance to be consolidated, besides the non-assessment of IRPJ/CSLL/PIS/COFINS over the gains deriving from debt decreases provided by the adhesion to this installment program.

(ii) Other  – The Company filed request for installment payment according to the Incentive Tax Installment Payment Program (PPI). These taxes are adjusted by SELIC and are payable within 120 months.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

20.   Income and social contribution taxes payable and tax installment payment - Continued

c)   Payable taxes and contributions- Continued

Considering this scenario, the Company decided to reduce its tax exposure, by adhering to this installment payment in order to include some of its tax liabilities in said installment program. Therefore, during the year ended December 31, 2011, the Company jointly with legal counsels assessed the legal and administrative proceedings in progress with RFB (Brazilian Federal Revenue Office)/PGFN (National Treasury General Attorney Office) and the Federal Court, assessed as possible and/or probable risk of losses and decided to include certain cases in said installment payment program, which consolidation occurred between 07 to 30 of June of 2011.

Under existing tax rules on the outstanding principal amount of the taxes in installments mentioned in items (i) and (ii) above shall bear interest equivalent to the Selic rate, whose calculation method is to apply such interest only on the principal amount and not interest on interest. When set the value of future benefits based on current interest rates market, the present value of the outstanding balance would result in approximately R$ 1,104,140. The book remained outstanding balance recorded based on the amount of principal plus interest under the existing tax rules, amounting to R$ 1,299,680.

21.   Income and social contribution taxes

a)  Income and social contribution tax expense reconciliation

	Parent company		Consolidated
	03.31.2012	03.31.2011	03.31.2012	03.31.2011

Earnings before income and social contribution taxes	206,759	164,877	245,853	97,456
Income and social contribution taxes at the notional rate of 25% for the parent company and 34% for subsidiaries	(51,690)	(41,219)	(73,756)	(29,237)
Tax fines	(623)	(64)	(909)	(179)
Surplus arising from business	-	-	-	27,000
Equity pick-up and provision for subsidiary’s capital deficiency	13,297	9,165	1,455	3,164
Other permanent differences (undeductible)	(1,152)	(359)	(10,472)	12,646
Effective income and social contribution taxes	(40,168)	(32,477)	(83,682)	13,394

Income and social contribution taxes for the period
Current	(33,566)	(889)	(52,081)	(18,159)
Deferred	(6,602)	(31,588)	(31,601)	31,553
Deferred income and social contribution taxes expenses	(40,168)	(32,477)	(83,682)	13,394
Effective rate	19.4%	19.7%	34.0%	13.7%

(*) GPA does not pay social contribution tax (9%) based on a lawsuit on judged favorable in the past, which reduces the income tax to 25% for the Company.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

21.   Income and social contribution taxes -- Continued

b)  Breakdown of deferred income and social contribution taxes

	Parent company		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011

Tax losses (i)	46,729	61,470	859,164	764,524
Provision for contingencies	73,472	70,326	183,753	208,639
Provision for derivative operations taxed on a cash basis	22,880	21,905	61,313	57,321
Allowance for doubtful accounts	1,358	1,388	76,488	82,147
Goodwill tax amortization over investments	67,974	64,804	32,575	59,601
Deferred income tax over adjustments under CPC	(9,329)	(7,075)	(1,216,629)	(1,207,770)
Provision for goodwill decrease	-	-	16,773	36,789
Other	15,324	12,192	89,776	133,563
Deferred income and social contribution taxes	218,408	225,010	103,213	134,814

Noncurrent Assets	218,408	225,010	1,210,605	1,249,687
Noncurrent Liabilities	-	-	(1,107,392)	(1,114,873)
Income tax and deferred social contribution	218,408	225,010	103,213	134,814

(i) Tax loss carryforwards are related to the acquisition of Sé and Via Varejo and those generated   by the subsidiary Sendas Distribuidora. The realization of these net assets from the valuation reserve is deemed as probable according to Company’s business plan.

Based on these studies, the Company estimates to recover these tax credits, as follows:

Year	Parent company	Consolidated
2012	54,114	263,866
2013	90,596	259,912
2014	29,126	231,804
2015	29,126	242,115
2016	15,446	212,908
	218,408	1,210,605

Pursuant to CPC 32 (IAS 12) – Taxes on Income, approved by CVM Deliberation nº 599/09, the Company’s Management prepared a technical feasibility study about the future realization of deferred tax asset, considering the Company’s probable capacity of generating taxable income, according to the main variables of its businesses. This study was examined based on information extracted from the strategic planning report approved by the Board of Directors of the Company.

The balance of deferred income and social contribution assets and liabilities were reclassified as of March 31, 2012 and December 31, 2011 in order to present the net amount per entity, pursuant to CPC 32 (IAS 12).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

22.   Provision for contingencies

The provision for risks is estimated by the Company and corroborated by its legal counsels. The provision was set up in an amount considered sufficient to cover losses deemed as probable by the Company’s legal counsel:

a)     Parent Company

	Taxes and Other	Labor	Civil and other	Total
Balance at 12.31.2011	126,498	75,543	34,881	236,922

Additions	3,792	1,951	3,345	9,088
Payments	(1,311)	(916)	(3,244)	(5,471)
Monetary restatement	2,817	2,522	1,431	6,770

Balance at 03.31.2012	131,796	79,100	36,413	247,309

b)    Consolidated

	COFINS/PIS	Taxes and Other	Labor	Civil and other	Total
Balance at 12.31.2011	78,050	346,128	132,853	123,092	680,123

Additions	912	5,762	14,482	20,441	41,597
Payments	(947)	(1,585)	(6,481)	(6,185)	(15,198)
Reversals	-	(11)	(4,809)	(23,795)	(28,615)
Monetary restatement	1,300	7,081	6,292	8,048	22,721

Balance 03.31.2012	79,315	357,375	142,337	121,601	700,628

c)  Taxes

Tax claims are indexed to the Central Bank Overnight Rate (“SELIC”), 10.88% at March 31, 2012 (11.04% at December 31, 2011), and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed and fully accrued with respect to unpaid amounts.

Tax claims are subject to monthly adjustment to the amount of provisions for litigations according to the index rates used by each tax jurisdiction. The monetary adjustment is required by laws for all tax amounts, including provision for risks.

The main provisioned tax claims are as follow:

COFINS and PIS

With the non-cumulativeness treatment when calculating PIS and COFINS, the Company and its subsidiaries started calling into question the right to exclude the ICMS from the calculation basis of these two contributions.

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ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

22.   Provision for contingencies -- Continued

c) Taxes  - Continued

COFINS and PIS -- Continued

In addition, the Company made a controlled compensation of tax debts of PIS and COFINS IPI credits - inputs subject to a zero rate or exempt - acquired from third parties (transferred on the basis of final decision). The value of the demands for PIS and COFINS in March 31, 2012 is R$79,315 (R$78,050 in December 31, 2011).

Taxes and other

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses and accrued by the Company. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor (FAP) for 2011; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government (transferred from other civil claims this year); (iv) question related to compensation of tax losses, as well as acquisition of supplier considered disqualified before the registration of the Secretary of State Farm, error in application rate, ancillary obligations by state and treasury departments and (v) other less relevant issues. The amount recorded at March 31, 2012 is R$168,360 (R$161,460 in December 31, 2011).

In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount at March 31, 2012 is R$27,758 (R$26,334 in December 31, 2011).

Tax provisions for tax risks were recorded in Via Varejo subsidiary, which upon business combination are recorded, according to CPC 15 (IFRS 3) requirements. The Company re-evaluated Via Varejo claims on the reference date of acquisition by CBD (July 6, 2009) and recognized at March 31, 2012 the amount of R$161,257 (R$158,335 in December 31, 2011) in tax risks liability.

Main tax risks recorded refer to administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2445/88 and 2449/88, generated in view of credits deriving from legal proceedings and the offset of tax debts with contribution credits incurring on coffee exports.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

22.   Provision for contingencies -- Continued

d)  Labor

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At March 31, 2012, the Company recorded a provision of R$128,667 (R$118,574 in December 31, 2011) referring to lawsuits whose risk of loss was considered probable. Management, assisted by its legal counsels, evaluates these risks and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) 1.15% accumulated in the period of three months ended at March 31, 2012 (1.20% in December 31, 2011) accrued of 1% monthly interest.

Labor provisions were recorded in Via Varejo subsidiary referring to risks recognized upon business combination amounting to R$13,670 at March 31, 2012 (R$14,279 in December 31, 2011).

e)  Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil nature, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

Among these lawsuits, we point out the following:

•      The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. In other lawsuits, the Company recorded a provision for the difference between the amount paid as provisional rental and that one pleaded by adversary party, based on technical assistant’s report of the adversary party. At March 31, 2012, the accrual amount for these lawsuits is R$25,976 (R$21,853 in December 31, 2011), for which there are no escrow deposits;

•      The subsidiary Via Varejo is party in lawsuits involving the consumer relations rights (civil claims and assessments from PROCON) and few lawsuits involving contracts terminated with trade accounts payables, and the amount referred to in said lawsuits totals R$58,560 at March 31, 2012 (R$50,017 in December 31, 2011); and

•      Civil provisions were recorded in Via Varejo subsidiary referring to contingent liabilities recognized upon business combination amounting to R$6,199 (R$6,553 in December 31, 2011).

Total civil actions and other at March 31, 2012 is R$121,601 (R$123,092 in December 31, 2011).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

22.      Provision for contingencies -- Continued

f)   Other non-accrued risks

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, they have not been accrued, amounting to R$5,025,545 at March 31, 2012 (R$4,787,183 at December 31, 2011), and are mainly related to:

•       INSS (Social Security Tax) – The Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$255,156 at March 31, 2012 (R$252,599 in December 31, 2011). The proceedings are under administrative and court discussion;

•       IRPJ, IRRF and CSLL – The Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, amongst other less significant taxes. These proceedings await decision in the administrative and court level. The amount of which corresponds to R$415,091 at March 31, 2012 (R$377,317 in December 31, 2011);

•       COFINS, PIS and CPMF – The Company has been called into question in motion for offsetting, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments is R$992,485 at March 31, 2012 (R$861,096 in December 31, 2011);

•       ICMS – The Company was served notice by the state tax authorities regarding: (i) the appropriation of electricity credits; (ii) acquisitions from trade accounts payables considered to be incapable according to the state treasury’s records; (iii) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo; (iv) resulting from the sale of extended warranty, (v) goods purchased from trade accounts payables who enjoy the tax benefits in states where they are located, (vi) difference in tax classification, (vii) among others, not relevant. The total amount of these assessments is R$2,558,128 at March 31, 2012 (R$2,516,572 in December 31, 2011), which await a final decision in the administrative and court levels. The difference in value is due to proceedings and reclassification of probability and updates;

•       ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, the amount of which is R$377,038 at March 31, 2012 (R$354,578 in December 31, 2011) and await administrative and court decisions;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

22. Provision for contingencies – Continued

f)   Other non-accrued risks - Continued

•       Other litigations – They are related to administrative lawsuits, shares estate where pleads the renewal of leases and setting rents according to the values prevailing in the market and the shares under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), amounting to R$411,552 (R$414,254 in december 31, 2011);

•       In addition to our subsidiary Via Varejo, highlight a suit for damages filed by former service provider (“Transmelhado”) due to contract termination, the amount of R$ 11,095 in March 31, 2012 (R$ 10,767 in December 31, 2011). In the fourth quarter of 2011 our external legal counsel for this process can be re-evaluated based on an expert report filed to the process, being reversed their respective provision.

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be set up. The aforementioned lawsuits were not included in REFIS (Tax Recovery Program).

g)  Escrow Deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company registered in its assets amounts related to escrow deposits not linked to the litigations recorded in liabilities.

h)  Guarantees

Lawsuits	Real Properties	Equipment	Letter of Guarantee	Total

Tax	837,742	1,623	1,659,137	2,498,502
Labor	6,156	3,130	67,261	76,547
Civil and other	11,202	1,621	34,449	47,272
Total	855,100	6,374	1,760,847	2,622,321

i)   Tax audit

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

23.   Leasing transactions

a)  Operating Lease

	Parent Company		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Gross liability from operating lease Minimum rental payment
Up to 1 year	275,698	299,462	970,220	940,567
1 - 5 years	768,022	786,833	2,323,444	2,444,897
More than 5 years	1,005,044	1,331,426	3,520,786	3,972,034
	2,048,764	2,417,721	6,814,450	7,357,498

 The non-cancellable minimum operating lease payments refers to the period of contract in normal course of operation, this obligation is shown in the chart above, as required by CPC 06 (IAS 17).

All contracts have penalty clauses in the event of breach to contract, ranging from one to six months of rent. If the Company had terminated these contracts at March 31, 2012, the fine would be R$555,666 (R$550,642 in December 31, 2011).

(i)  Contingent payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

	Parent Company		Consolidated
	03.31.2012	03.31.2011	03.31.2012	03.31.2011

Contingent payments as expense in the period	66,651	180,164	76,526	209,121

(ii) Clauses with renewal or adjustment option

The terms of the agreements vary between 5 and 25 years and the agreements may be renewed according to the rental law. The agreements have periodic adjustment clauses according to inflation indexes.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

23.   Leasing transactions - Continued

b)  Financial lease

Financial lease agreements amounted to R$372,749 at March 31, 2012 (R$396,350 in December 31, 2011), according to the chart below:

	Parent Company		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Finance leasing liability –minimum rental payments
Up to 1 year	53,201	55,800	75,817	81,643
1 - 5 years	112,998	118,217	142,545	152,944
More than 5 years	28,843	34,127	36,452	41,844
Actual value of financial lease agreements	195,042	208,144	254,814	276,431

Future borrowing charges	101,159	102,522	117,935	119,919
Gross amount of financial lease agreements	296,201	310,666	372,749	396,350

	Parent Company		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011

Contingent payments as expense in the year	581	878	1,878	1,261

The term of the agreements vary between 5 and 25 years and the agreements may be renewed according to the rental Law 12,122 of 2010.

	Parent Company		Consolidated
	03.31.2012	03.31.2011	03.31.2012	03.31.2011

Minimum rentals	88,391	73,728	124,304	99,359
Contingent rentals	1,461	9,293	159,727	226,573
Sublease rentals	(21,065)	(16,792)	(28,967)	(23,084)
	68,787	66,229	255,064	302,848

At October 3, 2005, the Company sold 60 properties (28 Extra hypermarkets and 32 Pão de Açúcar supermarkets), the net carrying amount of which was R$1,017,575 to the Península Fund (controlled by Diniz Family). The Company received R$1,029,000. The sold properties were leased back to the Company for a 25-year period, and may be renewed for two further consecutive periods of 10 years each. As a result of this sale, the Company paid R$25,517, at the inception date of the store lease agreement, as an initial fee for entering into a long term contract. The initial fee was recorded in deferred charges and is being amortized through the lease agreement of the related stores.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

23.   Leasing transactions - Continued

b)  Financial lease - Continued

Pursuant to the agreement of this transaction, the Company and Casino Group received a “golden share”, which provided to both veto rights that ensure the properties will be used in the manner the parties intend for the term of the lease agreement.

The Company is permitted to rescind the lease agreement, paying a penalty of 10% of the remaining rents limited to 12 months.

24.   Prepaid Revenue

       The direct and indirect subsidiaries Via Varejo and NCB, respectively received in advance values of trading partners on exclusivity in the intermediation services or extended warranties and additional subsidiary Barcelona received in advance values for the rental of rack and light panel (Back Lights) for exhibition of products from their suppliers.

	Consolidated
	03.31.2012	12.31.2011

Additional or extended warranties	433,256	446,747
Finasa agreement	354	1,714
Barter contract	2,382	2,382
Back Lights	10,254	12,478
	446,246	463,321

Current	78,745	81,915
Noncurrent	367,501	381,406

Management estimates that the value classified as noncurrent will be recognized in the result in the following proportions:

Consolidated
03.31.2012
2013	46,533
2014	63,188
2015	68,244
2016	73,703
2017	79,599
2018	36,234
367,501

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

25. Shareholders’ Equity

a)  Capital stock

The subscribed and paid-up capital is represented by 260,275 at March 31, 2012 (260,239 in December 31, 2011) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares at March 31, 2012 and December 31, 2011, and 160,595 in thousands of preferred shares at March 31, 2012 (160,559 in December 31, 2011).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Directors Meeting held at February 16, 2012, the capital was increased by R$515 by means of the issue of 36 thousands preferred shares.

b)  Share rights

Preferred shares (“PNA”) are non-voting and entitle the following rights and advantages to its holders: (i) priority in the reimbursement of capital should the Company be liquidated; (ii) priority in the receipt of a non-cumulative annual minimum dividend of R$0.08 per share; (iii) right to receive a dividend 10% greater than the dividend attributed to common shares, including the preferred dividend paid pursuant to item (ii) above for the purposes of calculating the respective amount.

c)  Capital reserve – special goodwill reserve

At the Special Shareholders’ Meeting held at March 31, 2011, the shareholders approved the capital increase in the amount of R$105,675 through the capitalization of special goodwill reserve. Out of this total, R$21,135 will be capitalized without the issue of new shares, to the benefit of all shareholders, and R$84,540 will be capitalized to the benefit of the  controlling shareholder Wilkes, pursuant to Article 7 of CVM Rule 319/99, by means of issue of 1,354 thousands new preferred shares.

This reserve was generated by the corporate restructuring and represents the future tax benefit through the amortization of incorporated goodwill. The special goodwill reserve corresponding to the benefit already received shall be capitalized at the end of each year to the benefit of controlling shareholders, with the issue of new shares.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

25. Shareholders’ Equity – Continued

c)  Capital reserve – special goodwill reserve – Continued

The corporate restructuring mentioned above occurred in 2006 and consisted of merging the former holding company, resulting in deferred income tax assets savings of R$103,398. The effect of this operation was deferred tax assets and a special goodwill reserve of R$ 238,930 at March 31, 2012 (the same amount in December 31, 2011), which shall be converted into shares and delivered to shareholders according to the deferred tax benefit.

The capital increase is subject to the preemptive right of non-controlling shareholders, according to each one's interest by type and class of share at the time of issue and the amounts paid by noncontrolling shareholders will be directly delivered to the controlling shareholder.

d)  Recognized granted options

The “options granted” account recognizes the effects of the Company’s executives share-based payment under CPC 10 (IFRS 2).

e)  Revenue reserve

(i)   Legal reserve: is formed based on appropriations from retained earnings of 5% of net income of each year, limited to 20% of the capital.

(ii)  Expansion reserve: is formed based on appropriations of the amount determined by  shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at meeting.

At the Annual and Special Shareholders’ Meeting held at March 31, 2011, the shareholders approved the Management proposal referring to the capital stock increase, in the amount of R$421,500, without issuing new shares, by capitalizing the Expansion Reserve and the Profit Retention Reserve based on the Capital Budget, both of them creased at the Annual General Meeting held at April 29, 2010.

f)   Stock option plan for preferred shares

(i)     Stock option plan for preferred shares

Pursuant to the resolutions at the Special Shareholders’ Meeting, held at December 20, 2006, the amendment to the Company’s Stock Option Plan was approved, and originally approved by the Special Shareholders’ Meeting held at April 28, 1997.

As of 2007, the granting of stock options to the Management and employees will take place as follows:

Shares will be classified as follows: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at the discretion of the Plan management committee, in the course of 35 months following the granting date.

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

25.   Shareholders’ Equity – Continued

f)   Stock option plan for preferred shares - Continued

(i) Stock option plan for preferred shares - Continued

The price for the Silver-type share will correspond to the average of trading closing price of the Company preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with a 20% discount. The price for the Gold-type share will correspond to R$0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

The Silver and Gold options shall be effective as of the date of the respective agreement. The number of shares resulting from the Silver option is fixed (established in the agreement). The number of shares resulting from the Gold option is variable, establishing on the granting date a number of shares that may be increased or decreased, according to the Return on Invested Capital (“ROIC”) verified at the end of the 36th month as of the granting date. In accordance with item 3.3 of the Plan, the Committee decided that, from the Series A6, including the reducing or increasing the amount of options such as “Gold” will be determined based on attendance of Return on Capital Employed (ROCE) of CBD.

As a general rule of the Stock Option Plan, which can be changed by the Committee of Stock Option in each series, the entitlement to exercise the option to give will be from the 36th month and for 48th months from the date of signature of its membership contract, the beneficiary will be entitled to acquire 100% of the shares whose option was classified as "Silver". The exercise of options classified as "Gold" will occur in the same period, but the percentage of such options subject to performance is determined by the Stock Option Committee of the 35th month following the date of signing of the contract of accession.

The options granted under the Option Plan may be exercised in whole or in part. It is worth noting that both "Gold" are additional options to "Silver" and thus the options "Gold" may only be exercised in conjunction with the "Silver".

The price on the exercise of options granted under the Option Plan shall be fully paid in local currency by the recipient, and the exercise price must be paid in one installment due 30 days after the date of subscription of their shares.

At the Board of Directors Meeting held at May 7, 2010, the increase of the global limit of shares allocated to the Company's General Stock Option Plan was approved, from 10,118 thousand class A preferred shares to 11,618 thousand shares, an increase of 1,500 thousand new preferred shares.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

5.         Shareholders’ Equity – Continued

f)   Stock option plan for preferred shares - Continued

(i) Stock option plan for preferred shares - Continued

Information on the stock option plans is summarized below:

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance at December 31, 2011
Series A2 - Gold	3/3/2008	3/31/2011	3/30/2012	0.01	0.01	848	(835)	(6)	-	7
Series A2 - Silver	3/3/2008	3/31/2011	3/30/2012	26.93	26.93	950	(937)	(7)	-	6
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(212)	-	-	456
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(237)	-	-	456
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(162)	-	-	352
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(94)	-	-	88
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	-	-	-	299
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	-	-	-	299
						4,453	(2,477)	(13)	-	1,963

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Expired	Total in effect

Balance at March 31, 2012
Series A2 - Gold	3/3/2008	3/31/2011	3/30/2012	0.01	0.01	848	(841)	(7)	-	-
Series A2 - Silver	3/3/2008	3/31/2011	3/30/2012	26.93	26.93	950	(943)	(7)	-	-
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(219)	-	-	449
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(244)	-	-	449
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(166)	-	-	348
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(95)	-	-	87
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(2)	-	-	297
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(2)	-	-	297
Série A6 – Gold	3/15/2012	3/15/2015	3/15/2016	0.01	0.01	526	-	-	-	526
Série A6 - Silver	3/15/2012	3/15/2015	3/15/2016	64.13	64.13	526	-	-	-	526
						5,505	(2,512)	(14)	-	2,979

According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan  at March 30, 2011, approved that no reduction occurred and or acceleration referring to Series A2.

At March 31, 2012 there were 232,586 treasury preferred shares which may be used as spread for the options granted in the plan and the preferred share price at BM&FBovespa was R$87.00 per share

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

25.   Shareholders’ Equity – Continued

f)   Stock option plan for preferred shares - Continued

(ii)         Consolidated information on the stock option plans – GPA

The chart below show the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise up to 2011 of all options granted:

	03.31.2012	12.31.2011
Number of shares	260,275	260,239
Balance of granted series in effect	2,979	1,963
Maximum percentage of dilution	1.14%	0.75%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.81 (1.09% - December 31, 2011), (b) expectation of volatility of nearly 33.51% (25.14% - December 31, 2011) and (c) the risk-free weighted average interest rate of 10.19% (12.43% - December 31, 2011). The expectation of average remaining of the series outstanding at March 31, 2012 was 2.04 years (in December 31, 2011 was 1.77 year). The weighted average fair value of options granted in March 31, 2012  was R$62.26 (in December 31, 2011 was R$ 45.25).

	Shares	Weighted average of exercise price	Weighted average remaining contractual term	Intrinsic Value added
12.31.2011
Outstanding at the beginning of the year	2,512	14.31
Granted during the year	598	27.36
Cancelled during the year	(11)	42.32
Exercised during the year	(1,111)	20.68
Expired during the year	(25)	32.64
Outstanding at the ended of the year	1,963	16.90	1.77	98,371
Total to exert on December 31,2011	1,963	16.90	1.77	98,371
Exercisable at december 31, 2011	1,221	14.88	1.02	63,653

03.31.2012
Granted during the period	1,053	32.08
Cancelled during the period	-	-
Exercised during the period	(37)	14.29
Expired during the period	-	-
Outstanding at the ended of the period	2,979	22.29	2.04	136,182
Total to exert on December 31,2011	2,979	22.29	2.04	136,182
Exercisable at march 31, 2012	1,664	18.65	1.37	82,108

Technical Pronouncement CPC 10 (IFRS 2) - Share-based Payment determines that the effects of share-based payment transactions are recorded in income and in the Company’s balance sheet. The amounts recorded as income of Parent Company and Consolidated at March 31, 2012 were R$7,786 (R$6,918 in March 31, 2011).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

26. General and administrative selling expenses

	Parent company		Consolidated
	03.31.2012	03.31.2011	03.31.2012	03.31.2011
Selling expenses
Personnel expenses	(338,989)	(288,546)	(890,391)	(830,570)
Commercial expenses	(96,648)	(85,043)	(146,380)	(127,316)
Functional expenses	(202,893)	(193,119)	(354,377)	(347,575)
Outsourced services	(27,328)	(27,193)	(602,778)	(479,665)
Other expenses	(16,412)	(16,977)	(66,702)	(95,077)
	(682,270)	(610,878)	(2,060,628)	(1,880,203)

General and administrative expenses
Personnel expenses	(84,600)	(81,491)	(263,576)	(213,643)
Outsourced services	(53,451)	(56,000)	(143,652)	(150,954)
Other expenses	(12,106)	(1,278)	(30,108)	(20,782)
	(150,157)	(138,769)	(437,336)	(385,379)

27. Other operating expenses, net

	Parent company		Consolidated
	03.31.2012	03.31.2011	03.31.2012	03.31.2011
Gain (loss) on disposal of fixed assets	(2,255)	(5,313)	6,727	(11,620)
Reversal of restructuring provision	-	-	3,625	-
Restructuring provision	-	-	(5,746)	-
Other	2	68	343	(411)
	(2,253)	(5,245)	4,949	(12,031)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

28.   Financial result

	Parent company		Consolidated
	03.31.2012	03.31.2011	03.31.2012	03.31.2011

Financial Expenses
Financial Charges-BNDES	(10,392)	(9,324)	(10,500)	(9,847)
Financial Charges-Debentures	(68,067)	(58,388)	(72,728)	(58,388)
Interest on loan	(41,429)	(26,908)	(122,194)	(43,994)
Swap operations	(8,824)	(13,216)	(17,109)	(34,847)
Mark-to-market of financial instruments	(6,584)	(3,490)	(7,481)	(15,044)
Capitalized interest	3,324	5,174	3,532	3,109
Receivables securitization	(19,024)	(36,657)	(54,998)	(73,790)
Credit card prepayment	(3,675)	(4,424)	(101,455)	(97,169)
Financial charges on contingencies and taxes	(26,543)	(44,157)	(45,143)	(66,643)
Interest on financial leasing	(5,388)	(1,644)	(4,704)	(4,074)
Tax on financial transactions and bank services	(9,249)	(6,652)	(25,796)	(17,995)
Present value adjustment	-	-	(6,422)	(6,977)
Other financial expenses	(2,968)	(2,128)	(16,376)	(33,438)
Total financial expenses	(198,819)	(201,814)	(481,374)	(459,097)

Financial revenues
Interest on cash and cash equivalents	48,275	46,960	96,895	61,502
Subordinated quotas-PAFIDC	1,833	1,840	5,371	2,055
Financial discounts obtained	11,178	10,654	16,478	11,904
Financial charges on taxes and judicial deposits	5,625	5,690	17,030	23,438
Interest on installment sales	2,160	698	2,852	1,073
Interest on loan	11,350	11,228	30	-
Present value adjustment	(599)	(701)	812	(1,274)
Other financial revenues	2,502	1,671	6,156	34,674
Total financial income	82,324	78,040	145,624	133,372

Financial result	(116,495)	(123,774)	(335,750)	(325,725)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

29. Earnings per share

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the period, excluding shares issued in payment of dividends and treasury shares.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement has a dilutive impact on earnings per share.

In Brazil, preferred and common shares confer different voting rights and settlement.

The Company computes earnings per share by dividing the net income pertaining to each class of share by the weighted average of the respective class of shares outstanding during the period.

The Company granted a share-based compensation plan to its employees (See Note 25), whose dilutive effects are reflected in diluted earnings per share by applying the "treasury stock" method.

When the stock option exercise price is greater than the average market price of the preferred shares, diluted earnings per share are not affected by the stock options.

As of 2003, preferred shares are entitled to a dividend 10% greater than that distributed to the common shares. As such earnings may be capitalized or otherwise appropriated, there can be no assurance that preferred shareholders will receive the 10% premium referred to above, unless earnings are fully distributed, and, accordingly, earnings per share have been calculated for preferred shares.

Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own stock.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

29.   Earnings per share - Continued

The table below presents the determination of net income available to common and preferred shareholders and weighted average common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the periods reported:

	03.31.2012			03.31.2011
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Basic earnings allocated and not distributed	106,494	60,098	166,592	70,263	40,587	110,850
Net income allocated available for common and preferred shareholders	106,494	60,098	166,592	70,263	40,587	110,850

Basic denominator (thousands of shares)
Weighted average of shares	160,576	99,680	260,256	156,873	99,680	256,553

Basic earnings per thousands of shares (R$)	0.66	0.60		0.45	0.41

Diluted numerator
Net income allocated and not distributed	106,494	60,098	166,592	70,263	40,587	110,850
Net income allocated available for common and preferred shareholders	106,494	60,098	166,592	70,263	40,587	110,850

Diluted denominator
Weighted average of shares (thousands)	160,576	99,680	260,256	156,873	99,680	256,553
Stock call option	1,488	-	1,488	1,729	-	1,729

Diluted weighted average of shares (thousands)	162,064	99,680	261,744	158,602	99,680	258,282

Diluted earnings per thousands of shares (R$)	0.66	0.60		0.44	0.41

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

30.   Private pension plan of defined contribution

In July 2007, the Company established a supplementary private pension plan of defined contribution on behalf of its employees to be managed by the financial institution Brasilprev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees. Contributions made by the Company referring to the year ended at March 31, 2012 amounted to R$794 (R$648 in March 31, 2011), employees contributions amounted to R$1,085 (R$943 in March 31, 2011). The plan had 857 participants at March 31, 2012  (900 in March  31, 2011).

31.   Insurance coverage

The insurance coverage at March 31, 2012 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured
Property, equipment and inventories	Assigning profit	6,462,100	15,260,173
Profit	Loss of profits	1,440,668	2,425,559
Cars and other	Damages	370,522	748,979

In addition, the Company maintains specific policies referring to civil liability and Directors & Officers liability amounting to R$171,065.

32.   Segment information

The Management divided the entities recently acquired into four segments, as follows.

•       Retail – Includes the brands Pão de Açúcar, Extra Hiper, Extra Supermercado, Mini mercado extra, Posto Extra and Drogaria Extra;

•       Electro– Includes the brands Ponto Frio and Casas Bahia;

•       Cash & Carry– Includes the brand ASSAI; and

•       E-commerce includes the sites www.pontofrio.com.br, www.extra.com.br  and www.casasbahia.com.br.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

32.       Segment information - Continued

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated quarterly financial information. GPA financing (including financial costs and financial income) and income taxes are managed on a segment basis.

The Company is engaged in operations of retail stores located in 20 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the chief executive officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to four segments. These four segments are identified based on the decentralization of management of the businesses. These three segments include the Retail segment operating principally under the trade names “Pão de Açúcar”, “Comprebem”, “Extra”, “Extra Perto”, “Extra Fácil”, and “Sendas”, the Cash & Carry segment which includes the Barcelona and operates under the trade name “Assai”, and the Home Appliances segment which includes the Via Varejo and Nova Casa Bahia that operate under the trade names “Ponto Frio” and “Casas Bahia”. Operating segments have not been aggregated to form the reportable segments.

In 2010, the Company identified the e-commerce segment separate from the home appliances segment due to different strategy and business management, which includes the sites pontofrio.com.br, extra.com.br  and casasbahia.com.br.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company revises the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker. When revisions are made, the results of operating for each segment affected by the revisions is restated for all periods presented to maintain comparability. Information for our segments is included in the following table:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

32.   Segment information - Continued

	Balance at 03.31.2012
Description	Retail	Cash & Carry	Electro	E-commerce	Total	Removal	Total
Sales net revenue	5,621,082	1,035,285	4,679,524	811,560	12,147,451	-	12,147,451
Gross profit	1,580,816	145,388	1,412,088	117,918	3,256,210	-	3,256,210
Depreciation and amortization	(136,871)	(10,121)	(38,151)	(1,302)	(186,445)	-	(186,445)
Operating income	313,107	22,951	236,137	4,555	576,750	-	576,750
Equity Pickup	4,291	-	561	-	4,852	-	4,852
Financial expenses	(226,320)	(21,888)	(212,789)	(29,452)	(490,449)	9,075	(481,374)
Financial income	98,239	7,506	47,359	1,595	154,699	(9,075)	145,624
Earnings before income and social contribution taxes	189,318	8,569	71,268	(23,302)	245,853	-	245,853
Income and social contribution taxes	(49,271)	(1,280)	(41,576)	8,445	(83,682)	-	(83,682)
Net Income (Loss)	140,050	7,289	29,691	(14,859)	162,171	-	162,171
Current assets	7,418,064	748,800	6,913,373	655,757	15,735,994	(270,310)	15,465,684
Noncurrent assets	13,230,951	567,969	3,030,867	145,927	16,975,714	(411,231)	16,564,483
Current liabilities	5,827,909	808,196	4,752,491	589,579	11,978,175	(533,161)	11,445,014
Noncurrent liabilities	7,472,959	282,199	2,564,482	148,406	10,468,046	(148,380)	10,319,666
Shareholders’ Equity	7,348,147	226,374	2,627,267	63,699	10,265,487	-	10,265,487

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

32.   Segment information - Continued

Description	Retail	Cash & Carry	Electro	E-commerce	Total	Removal	Total
03.31.2011
Sales net revenue	5,157,642	826,745	4,191,561	692,846	10,868,794	-	10,868,794
Gross profit	1,421,039	115,729	1,201,200	110,430	2,848,398	-	2,848,398
Depreciation and amortization	(118,082)	(6,687)	(31,666)	(1,716)	(158,151)	-	(158,151)
Operating income	287,851	4,246	93,720	26,817	412,634	-	412,634
Equity Pickup	7,493	-	3,054	-	10,547	-	10,547
Financial expenses	(229,484)	(24,414)	(186,071)	(30,178)	(470,147)	11,050	(459,097)
Financial income	92,167	74	52,046	135	144,422	(11,050)	133,372
Earnings before income and social contribution taxes	158,027	(20,094)	(37,251)	(3,226)	97,456	-	97,456
Income and social contribution taxes	(8,351)	6,027	13,579	2,139	13,394	-	13,394
Net Income (Loss)	149,676	(14,067)	(23,672)	(1,087)	110,850	-	110,850
12.31.2012
Current assets	8,225,595	833,336	7,554,846	847,119	17,460,896	(184,673)	17,276,223
Noncurrent assets	12,994,362	581,258	3,152,688	120,278	16,848,586	(355,804)	16,492,782
Current liabilities	6,483,757	679,817	5,988,761	888,716	14,041,051	(539,849)	13,501,202
Noncurrent liabilities	7,536,680	515,388	2,121,200	738	10,174,006	(628)	10,173,378
Shareholders’ Equity	7,199,520	219,389	2,597,573	77,943	10,094,425	-	10,094,425

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

32.   Segment information - Continued

•       Eliminations are composed of intercompany’s balances;

•       Mainly related to the classification of deferred income tax from current to non-current;

Entity general information

The Company operates primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	03.31.2012	03.31.2011
Food	54.9%	55.1%
Non-food	45.1%	44.9%
Total	100.0%	100.0%

33. Subsequent Event

a) Program long-term incentive

At a meeting of the Board of Directors of Via Varejo held on April 11, 2012, approved the Program of Long-Term Incentive, to be approved by the General Meeting.

b) Issue of Debentures - Nova Pontocom

On April 12, 2012, was approved at the Extraordinary General Meeting of Nova Pontocom, the 1st issue of debentures in the amount of R$100,000, which were subject to public distribution with restricted placement efforts under the instruction of the Comissão de Valores Mobiliários (“CVM”) nº 476/2009.

The proceeds from the issuance will be used to extend the debt profile of the Company.

The characteristics and condition of the issuance of the debenture are:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

33. Subsequent Event – Continued

b) Issue of Debentures - Nova Pontocom -- Continued

Description	1st issue
Issuer	Nova Pontocom Comércio Eletrônico S.A.
Issue Amount	R$ 100,000,000.00 (one hundred million reais)
Allocation of Funds	Extended profile of debt
Species	Unsecured.
Guarantee	Guaranty by Companhia Brasileira de Distribuição
Series	Single
Placement Regime	Tight supply, held under a firm guarantee placement for all of the Debentures
Unit at Face Value	R$ 1,000.00 (one thousand reais)
Data of issue	April 25, 2012
Term	12 months
Amortization	Amortization of the total amount at maturity
Remuneration	Earnings equivalent 105.35% (one hundred and five and thirty-five percent) of the accumulated variation of the average daily rate of DI, based on 252 days.
Payment of Remuneration	Compensation shall be paid wholly and exclusively on the Maturity Date
Renegotiation	There won’t be

c) Issue of Debentures - GPA

On April 11, 2012, was approved at the Extraordinary General Meeting of Company, the 11th issue of debentures in the amount of R$1,200,000, which were subject to public distribution with restricted placement efforts under the instruction of the Comissão de Valores Mobiliários (“CVM”) nº 476/2009.

The proceeds from the issuance will be used to extend the debt profile of the Company.

The characteristics and condition of the issuance of the debenture are:

Description	11th issue
Issuer	Companhia Brasileira de Distribuição
Issue Amount	R$ 1,200,000,000.00 (one billion and two hundred million reais)
Allocation of Funds	Extended profile of debt
Species	Unsecured.
Series	Single
Placement Regime	Tight supply, held under a firm guarantee placement for all of the Debentures
Unit at Face Value	R$10,000.00 (ten thousand reais)
Data of issue	May 2, 2012
Term	42 months
Amortization	Amortization of the total amount at maturity
Remuneration	Earnings equivalent 100.00% (one hundred percent) of the accumulated variation of the average daily rate of DI, based on 252 days.
Payment of Remuneration	Compensation will be paid semiannually from the Issue Date
Renegotiation	There won’t be

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2012

(In thousands of Brazilian reais, except when otherwise stated)

33. Subsequent Event – Continued

d) Antecipation of quarterly dividends

On May 7, 2012, the Board of Directors approved the payment of R$ 0.11 per preferred share and R$ 0.10 per common share, as an anticipation of interim dividends. The total amount of dividends to be distributed in the first quarter of 2012 will be R$ 27,814, according to the Company’s dividends policy, approved by the Board of Directors meeting held on 03 August 2009.

For the fourth quarter, after the fiscal year closing and the approval of corresponding financial statements, the Company will pay the mandatory minimum dividends to shareholders, calculated according to the Brazilian law, with the deduction of the advanced portion of dividends.

The payment for the 1st quarter of 2012 will happen on June 20, 2012. The shareholders will be entitled to those who have dividends shares outstanding at the base date of June 11, 2012. Starting on June 12, 2012 the shares will be negotiated without rights ("ex-rights") to dividends until the date of payment.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 03/31/2012 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61%	-	0.00%	65,400,000	25.13%
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71%	3,091,566	1.93%	31,710,744	12.19%
ONYX 2006 PARTICIPAÇÕES LTDA.	-	0.00%	20,635,313	12.85%	20,635,313	7.93%
CASINO GUICHARD PERRACJON RACHON *	5,600,052	5.62%	-	0.00%	5,600,052	2.15%
SEGISOR *	-	0.00%	5,091,754	3.17%	5,091,754	1.96%
STANHORE TRADING INTERNATIONAL S.A.*	-	0.00%	7,398,417	4.61%	7,398,417	2.84%
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	-	0.00%	4,076,494	2.54%	4,076,494	1.57%
PENÍNSULA PARTICIPAÇÕES LTDA.	-	0.00%	2,622,182	1.63%	2,622,182	1.01%
PAIC PARTICIPAÇÕES LTDA.	-	0.00%	652,140	0.41%	652,140	0.25%
BENGAL LLC *	-	0.00%	1,550,000	0.97%	1,550,000	0.60%
OREGON LLC *	-	0.00%	2,483,761	1.55%	2,483,761	0.95%
KING LLC*	-	0.00%	4,752,590	2.96%	4,752,590	1,83%
LOBO I LLC*	-	0.00%	6,566,493	4,09%	6,566,493	2.52%
PINCHER LLC*	-	0.00%	1,550,000	0,97%	1,550,000	0.60%
PARKER I LLC*	-	0.00%	3,907,123	2,43%	3,907,123	1.50%
TREASURY SHARES	-	0.00%	232,586	0.14%	232,586	0.09%
OTHER	60,621	0.06%	95,984,383	59.77%	96,045,004	36.90%
TOTAL	99,679,851	100.00%	160,594,802	100.00%	260,274,653	100.00%

(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding at 03/31/2012 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
PENINSULA PARTICIPAÇÕES LTDA.	20,375,000	50.00	-	-	20,375,000	27.00
SUDACO PARTICIPAÇÕES LTDA.	20,375,000	50.00	34,723,824	100.00	55,098,824	73.00
TOTAL	40,750,000	100.00	34,723,824	100.00	75,473,824	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES S.A			Shareholding at 03/31/2012 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,573	100.00	3,585,804,573	100.00
TOTAL	3,585,804,573	100.00	3,585,804,573	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
ONYX 2006 PARTICIPAÇÕES LTDA.			Shareholding at 03/31/2012 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
RIO PLATE EMPREEND. E PARTIC. LTDA	515,580,242	99.99	515,580,242	99.99
ABILIO DOS SANTOS DINIZ	10,312	0.01	10,312	0.01
TOTAL	515,590,554	100.00	515,590,554	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
PENÍNSULA PARTICIPAÇÕES LTDA					Shareholding at 03/31/2012 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
ABILIO DOS SANTOS DINIZ	29,889,429	11.26	3,000,000	42.86	32,889,429	12.07
JOÃO PAULO F.DOS SANTOS DINIZ	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
ANA MARIA F.DOS SANTOS DINIZ D'ÁVILA	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
PEDRO PAULO F.DOS SANTOS DINIZ	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
ADRIANA F.DOS SANTOS DINIZ	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
RAFAELA MARCHESI DINIZ	39,260,447	14.79	-		39,260,447	14.41
MIGUEL MARCHESI DINIZ	39,260,447	14.79	-		39,260,447	14.41
TOTAL	265,452,111	100.00	7,000,000	100.00	272,452,111	100.00

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
	PUMPIDO PARTICIPAÇÕES LTDA		Shareholding at 03/31/2012 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR**	3,633,544,694	100.00	3,633,544,694	100.00
TOTAL	3,633,544,694	100.00	3,633,544,694	100.00

(**) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA			Shareholding at 03/31/2012 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PENÍNSULA PARTICIPAÇÕES LTDA	566,610,599	100.00	566,610,599	100.00
ABILIO DOS SANTOS DINIZ	1	0.00	1	-
TOTAL	566,610,600	100.00	566,610,600	100.00

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES, UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding at 03/31/2012 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	937,121,094	100.00	937,121,094	100.00
TOTAL	937,121,094	100.00	937,121,094	100.00

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 03/31/2012
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94%	64,396,451	40.10%	164,015,782	63.02%

Management
Board of Directors	-	0.00%	4,388	0.00%	4,388	0.00%
Board of Executive Officers	-	0.00%	443,377	0.28%	443,377	0.17%

Fiscal Council	-	0.00%	-	0.00%	-	0.00%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,520	0.06%	95,518,000	59.48%	95,578,520	36.72%

Total	99,679,851	100.00%	160,594,802	100.00%	260,274,653	100.00%

Outstanding Shares	60,520	0.06%	95,518,000	59.48%	95,578,520	36.72%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 03/31/2011
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94%	42,800,217	26.84%	142,419,548	54.96%

Management
Board of Directors	-	0.00%	4,371	0.00%	4,371	0.00%
Board of Executive Officers	-	0.00%	355,848	0.22%	355,848	0.14%

Fiscal Council	-	0.00%	-	0.00%	-	0.00%

Treasury Shares	-	0.00%	232,586	0.15%	232,586	0.09%

Other Shareholders	60,520	0.06%	116,054,952	72.79%	116,115,472	44.81%

Total	99,679,851	100.00%	159,447,974	100.00%	259,127,825	100.00%

Outstanding Shares	60,520	0.06%	116,054,952	72.79%	116,115,472	44.81%

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Reports and Statements/Officers Statement on the Independent Auditors’ Report

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), included in the Interim Financial Information Form (ITR), for the quarter ended March 31, 2012, which comprises the balance sheet as of March 31, 2012 and the related statements of income, changes in equity and cash flows for the quarter then ended, including the footnotes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 - Interim Financial Information and the consolidated interim financial information in accordance with technical pronouncement CPC 21 and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards established by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with CPC 21, applicable to the preparation of the Interim Financial Information (ITR), and presented in accordance with the standards established by the CVM.

Conclusion on consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with CPC 21 and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards established by the CVM.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Reports and Statements/Officers Statement on the Independent Auditors’ Report

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added, for the quarter ended March 31, 2012, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, that do not require the presentation of these statements. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Review of individual and consolidated interim financial information for the quarter ended March 31, 2011 and audit of individual and consolidated financial statements for the year ended December 31, 2011

The information and amounts for the quarter ended March 31, 2011, presented for comparison purposes, were previously reviewed by other independent auditors, who issued an unqualified report dated May 12, 2011. The information and amounts for the year ended December 31, 2011, presented for comparison purposes, were previously audited by other independent auditors, who issued and unqualified report dated February 16, 2012.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 4, 2012

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 11, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.